



The Precision Technology Solutions Company



Building on Excellence

2010 Annual Report

2010 Annual Report

Technology Differentiation

Application Expertise

Direct Sales & Service

Global Footprint

Execution

Strong Brand

Diverse End Markets

Parts & Consumables Annuity

Lean Culture

Asset Light Business Model



Nordson Corporation (Nasdaq: NDSN) is one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Nordson's technology-based systems can be found in production facilities around the world. Nordson serves many diverse markets, including the appliance, automotive, bookbinding, container, electronics, energy, food and beverage, furniture, life sciences, medical, metal finishing, nonwoven, packaging and semiconductor industries.

Nordson's strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, Nordson markets its products through a network of direct operations in more than 30 countries. Consistent with this strategy, more than 70 percent of Nordson's sales are generated from outside the United States. Principal manufacturing facilities are located in the United States in California, Georgia, Minnesota, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.

Financial Highlights

Dollar amounts, except per share amounts, are in thousands.

SALES


$1,200
$1,000
$800
$600
$400
$200
$0
millions
06 07 08 09 10
US
International

OPERATING PROFIT


$240
$200
$160
$120
$80
millions
25%
20%
15%
10%
06 07 08 09* 10
Operating Profit
Operating Margin

* excludes non-cash charges for impairment of goodwill and other long lived assets

DILUTED EARNINGS PER SHARE


$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
06 07 08 09* 10

* excludes non-cash charges for impairment of goodwill and other long lived assets

OPERATIONS	2010	2009	2008
Sales	$ 1,041,551	$ 819,165	$ 1,124,829
Net income (loss)	$ 168,048	$ (160,055)	$ 117,504
Average number of common shares and common-share equivalent (000s)	34,221	33,565	34,307
Diluted earnings (loss) per share	$ 4.91	$ (4.77)	$ 3.43
Dividends per share	$ 0.78	$ 0.7375	$ 0.73
Adjusted net income and diluted earnings per share[1]			
Net income (loss), as reported	$ 168,048	$ (160,055)	$ 117,504
Goodwill and long-lived asset impairment charges	—	237,927	—
Adjusted net income	$ 168,048	$ 77,872	$ 117,504
Diluted earnings (loss) per share, as reported	$ 4.91	$ (4.77)	$ 3.43
Goodwill and long-lived asset impairment charges	—	7.09	—
Effect of dilution on earnings per share as adjusted[2]	—	(0.01)	—
Adjusted diluted earnings per share	$ 4.91	$ 2.31	$ 3.43
FINANCIAL POSITION			
Working capital	$ 259,117	$ 190,249	$ 180,317
Total assets	$ 986,354	$ 890,674	$ 1,166,669
Long-term debt	$ 96,000	$ 152,260	$ 238,550
Total shareholders' equity	$ 505,072	$ 369,976	$ 574,112
RATIOS			
Current	2.35	2.22	1.88
Total debt to total capital	0.18	0.30	0.33
Return on average shareholders' equity	40 %	(28) %	20 %
Market value per share at fiscal year end	$ 78.02	$ 52.77	$ 36.93
OTHER			
Employees	3,680	3,681	4,200
Shares outstanding (000s)	33,935	33,678	33,708

[1] Non-GAAP Disclosure Reconciliation – Adjusted (non-GAAP) net income (loss) and adjusted diluted earnings per share are measures of earnings that differ from net income (loss) and diluted earnings per share measured in accordance with generally accepted accounting principles (GAAP). Adjusted net income (loss) and adjusted diluted earnings per share exclude goodwill and long-lived asset impairment charges. Management believes that both adjusted net income (loss) and adjusted diluted earnings per share assist in understanding the results of operations of Nordson Corporation. In addition, management and the board evaluate results using both adjusted and non-adjusted results.

[2] Our loss per share for generally accepted accounting principles (GAAP) does not allow for the inclusion of the dilutive effect of shares in the denominator of our per share calculation since this effect would result in a reduction of the loss per share. The effect of dilution on earnings per share as adjusted is included in the reconciliation of our non-GAAP measure so that earnings per share as adjusted reflects the impact of any applicable dilutive shares.



Michael F. Hilton
President and Chief Executive Officer

Letter to Our Shareholders

Nordson continued to build on excellence in 2010, taking advantage of the economic recovery with a focused global team, clear goals and a winning business model.

Specifically, we delivered record financial performance by serving our customers better than the competition, sustaining the strategic actions taken during last year's economic downturn and leveraging our core strengths to capture returning worldwide demand in all businesses. At the same time, we expanded our reach into new markets and applications and continued to optimize the organization to ensure sustainable long-term success.

Highlights for 2010 include the following:

- **Sales for the year were $1 billion, an improvement of 27 percent from a year ago. The company grew by double digit percentages in all segments and geographies.**
- **Gross margin of 60 percent surpassed the strong level of a year ago and remained best in class among diversified industrial companies. Performance was driven by securing demand and utilizing assets, along with Lean productivity improvements.**
- **Operating margin improved to 23 percent of sales. A significant portion of the improvement came through aggressive cost management and further productivity gains, leveraged across the volume growth.**
- **Net income for the year was $4.91 per diluted share, an all time record. This is an improvement of 43 percent over the previous high set in 2008.**
- **We generated free cash flow before dividends for the year of $126 million.**
- **We returned value directly to shareholders by raising our annual dividend for the 47th consecutive year, 16th among all publicly traded companies, and by repurchasing $22 million of Nordson shares at an average price of $63.27.**
- **Total shareholder return for the year was 50 percent, placing Nordson in the top quartile of the S&P 500 Industrial Machinery and the S&P 400 Industrial Machinery indices.**

Durable Competitive Advantages

Nordson continued to win in the market place through a sustainable business model built on a set of durable competitive advantages – strong execution, real technology differentiation, unmatched application expertise, a highly effective direct sales and service model and a globally recognized brand. These advantages drove excellent growth and performance in 2010.

Strong Growth

Nordson grew in all three operating segments and all geographies in 2010. This wide ranging growth was the result of strong focus on bringing value to our customers, new products and new applications, improved market position, premier customer service and strategic acquisitions.

In **Adhesive Dispensing Systems**, our largest segment, we remained the world leader in applications for consumer goods packaging and nonwovens. Solid growth in the U.S. and Europe complemented faster growth in emerging Asian markets, where a rapidly expanding middle class continued to drive demand for convenience foods, baby diapers and other non-durable goods manufactured using Nordson products. Sales to general product assembly markets, such as construction, furniture, energy and macro-electronics, dramatically improved as the global economic recovery gained momentum. We continued to increase our customers' productivity by making investments in next generation technology such as our new PatternJet Plus and MiniBlue II adhesive applicators, the latter of which won a prestigious German Packaging Institute award this year. We also maintained our strong position at every step of the supply chain including OEM integrators and end users.

Winning products and application know-how enabled **Advanced Technology Systems** to fully seize the strong recovery in global technology end markets. Nordson dispensing, testing, inspecting and surface treating technologies continued to enable the production of smart phones, notebook and netbook computers, tablets and other electronic devices through crucial applications such as semiconductor packaging, printed circuit board assembly and device assembly. Nordson technology investments made in 2009 paid off in 2010 with a host of award-winning products including Nordson ASYMTEK's Spectrum Flux Jetting System and Nordson DAGE's 4000Plus Bondtester, among several others described more fully later in this report. The segment continued to diversify into new applications as well, notably LEDs and life sciences. We are especially pleased by significant wins this year in the LED space related to the back lighting of flat panel televisions, and we are well positioned for substantial growth as LED technology migrates to general lighting in commercial and residential applications. In life sciences, Nordson continued to grow organically by providing solutions in the assembly of catheters, hearing aids, pacemakers and other devices. We added to our presence in this large and stable market via the acquisition of Micromedics Inc., a leader in dispensing biomaterials for wound care and related medical procedures. In addition, we continued to build our direct service model with the acquisition of GLT, a long-time German distributor of our Nordson EFD product line.

"We are better than the competition, we are everywhere in the world that matters and with more capability, and we get things done better than anyone else."

Industrial Coating Systems captured business worldwide as consumer durable goods markets began to recover. Spare part sales improved first as producers of appliances, furniture, piping, and other coated products began to restart and run their production lines at increasing rates. Growing capacity needs in these markets proceeded to drive larger dollar sales of complete Nordson powder coating and liquid coating painting systems. Growth was strongest in emerging Asia Pacific markets, where we continued to refine our tiered product offering to meet all segments of the market. We also maintained our leadership in container coating, where Nordson equipment applies protective films to the inside of billions of beverage and food cans. Additional volume came with the recovery in automotive markets, where Nordson serves profitable assembly niches such as windshield installation and body frame assembly.

Outstanding Performance

In addition to excellent growth, Nordson delivered truly outstanding financial performance this year. While sales grew by 27 percent, costs increased by only a portion of that number. Our record profitability was driven by our employees' ability to meet growing demand while maintaining previous structural changes, controlling spending and implementing additional improvements.

In **Adhesive Dispensing Systems**, operating margin reached 32 percent. Multiple ongoing business optimization efforts drove this strong performance. In Europe, we reduced the number of customer service offices from 10 to one, resulting in more consistent service at a lower cost. Our Lean efforts resulted in a Best Manufacturing Plant award from *IndustryWeek* magazine for our Dawsonville, Georgia facility. We also continued product standardization and simplification to allow us to serve our customers more efficiently.

Advanced Technology Systems' 23 percent operating margin was a significant improvement over the prior year. Lean and Six Sigma methodologies continue to drive improvements in this business as well. In addition, we continued to be adept at matching production to the varying demand flow of tech cycles. We also further balanced supply with demand by adding more x-ray and bond test component production in China, and we continued to integrate and find synergies between our Nordson DAGE and Nordson YESTECH product lines.

We are especially proud of the progress we have made in the **Industrial Coating Systems** business, where operating margin improved to 9 percent. Margins in the second half of the year reached double digits even at revenue levels well below 2008 peaks. The team has done an outstanding job of maintaining the extensive structural changes completed in 2009 while continuing to reduce selling and administrative expenses and cost of goods sold. We also improved our capability to sell powder coating systems in China through local design sourcing and manufacturing in the region.

In all businesses, we continued to make excellent progress in our low cost country sourcing initiative. At a macro level, overall sales per employee and operating profit per employee reached record levels in 2010, further evidence of our ability to do more with less.

Looking Ahead

While we are very pleased with our results in 2010, we still see opportunities to improve. There is more we can do. We have specified the following aggressive goals over the next three to five years:

Growth

We have targeted organic growth at mid-to-high single digit percentage points. Our revitalized business development efforts are targeting strategic acquisitions to bring that growth rate to double digits. A significant portion of our growth will continue to come from new products, new applications and new markets.

Margins

We plan to improve operating margins by two percentage points on our current portfolio. To achieve this goal, we have established a new senior enterprise-level position, reporting directly to me, tasked with elevating continuous improvement and margin enhancement efforts to higher levels in all segments worldwide. The position will lead a global team to set and meet productivity goals and ensure overall process consistency across the company. Additional responsibilities include improvements in business decision information, greater Lean and Six Sigma implementation, better customer and product segmentation, enhanced pricing strategies, and more robust internal and external benchmarking.

Return on Invested Capital

We will seek to maintain ROIC well above the cost of capital. We will continue to operate our asset-light business model which requires only modest expenditures to support growth.

Talent Management

We will continue to invest in our employees and develop bench strength in key functions, especially in rapidly growing emerging markets. We have re-emphasized the values, behaviors and competencies required for employee success, and we have expanded cross-business and function movement of a number of key personnel. In addition to building our employee base, we have added two talented leaders to our board of directors, Victor L. Richey, Jr. and Lee C. Banks. Vic and Lee bring valuable senior leadership experience managing outstanding global organizations. They replace the retiring Stephen Hardis and William Ginn, both of whom I thank for their many years of service and leadership.

Customer Service

We will ensure our customers' continued success and remain their preferred partner by delivering on our "Package of Values" – technology that provides precision, speed, reliability and flexibility; application expertise that increases productivity and lowers total cost of ownership; and a direct sales and service team that provides industry leading support everywhere in the world.

Success in these areas will enable us to continue meeting our goal of delivering top quartile total shareholder return.

After a full year as Nordson President and CEO, it is clear to me that our team is among the best in the world in terms of execution. We are better than the competition, we are everywhere in the world that matters and with more capability, and we get things done better than anyone else. On behalf of our entire global team, I thank you for your investment in Nordson. We look forward to building on excellence in 2011 and for years to come.

Sincerely,



Michael F. Hilton
President and Chief Executive Officer
Westlake, Ohio
January 21, 2011

SUSTAINABILITY: NORDSON'S NEW WORLD HEADQUARTERS



Nordson opened its new world headquarters during 2010. Optimized to meet the current and future needs of the corporation, the new Westlake, Ohio facility has been built to meet the requirements for Leadership in Energy and Environmental Design (LEED) certification. LEED is an internationally recognized green building certification system that provides a framework for identifying and implementing practical and measurable green building design, construction, operations and maintenance solutions. Key sustainability issues addressed at Nordson's new building include:

Protect open space: Half of the construction site was left undisturbed.

Limit storm water generation: A permeable paver system was used for the parking lot.

Reduce heat island effects: Reflective construction materials keep the site temperature consistent with the surrounding area.

Landscape efficiently: Native plants are incorporated into the design, and no turf minimizes irrigation needs.

Reduce water use: Low flow fixtures are used throughout the building.

Optimize energy use: Natural lighting has been optimized, and high performing glass wall and HVAC systems have been installed.

Reduce construction waste: Approximately 90% of construction waste from the project has been recycled.

Select "wise" construction materials: Many project materials contain recycled content and were regionally sourced.

Nordson sustainable practices stem from our Corporate Philosophy, which emphasizes creating balanced, long-term benefits for all our constituencies: customers, employees, shareholders and communities. Throughout the organization we are committed to improvement and the advancement of sustainable development.

Business Profile

Segment	Product Lines	Key Applications & Markets
Adhesive Dispensing Systems **50%** of FY10 total company sales 	**Nonwovens Systems** Equipment for applying adhesives, lotions and liquids to disposable products.	Adult incontinence products, baby diapers and child training pants, disposable medical products and surgical drapes and gowns, feminine hygiene products, tissues and towels
	Packaging Systems Automated adhesive dispensing equipment used in the food and beverage and packaged goods industries.	Beverage straw and spout attachment, convenience food packaging, corrugated box sealing, case and sift-proof sealing, container and bottle labeling, pallet stabilization, tamper evident closure
	Paper and Paperboard Converting Systems Hot melt and cold glue adhesive dispensing equipment for the paper and paperboard converting industries.	Bag and sack manufacturing, bookbinding, envelope manufacturing, folding carton manufacturing
	Product Assembly Systems Adhesive and sealant dispensing equipment for bonding or sealing plastic, metal and wood products.	Appliances, building and construction materials, electronics, furniture, solar energy, vehicle components, windows and doors
	Web Coating Systems Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible packaging industries.	Carpet, labels, tapes, textiles
Advanced Technology Systems **37%** of FY10 total company sales 	**Nordson ASYMTEK** Automated dispensing systems for high-speed, accurate application of a broad range of attachment, protection and coating fluids.	Cell phones, electronics component assembly, energy, flat panel display assembly, LEDs, medical device assembly, music devices, netbook and notebook computers, printed circuit board assembly, semiconductor packaging
	Nordson DAGE High resolution x-ray inspection and bond testing equipment for analyzing the integrity of electronic connections in semiconductor packages and printed circuit board assemblies.	Printed circuit board assemblies, advanced semiconductor packaging, LEDs
	Nordson EFD Precision manual and automated dispensers and disposable components for applying controlled amounts of adhesives, sealants, lubricants and other assembly fluids.	Consumer goods, electronics, industrial assembly, life sciences, photo-voltaics and solar energy, transportation
	Nordson MARCH Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries.	Electronics, hard disk drives, medical instruments, printed circuit boards, semiconductors, wafer level packaging
	Nordson MICROMEDICS Single and dual syringe applicators with interchangeable tips for the precise application of biomaterials in surgical procedures.	Wound healing, bleeding control, related medical procedures
	Nordson YESTECH Automated optical inspection and x-ray inspection systems for yield enhancement in electronic assembly industries.	Printed circuit board assemblies, advanced semiconductor packaging
	UV Systems Ultraviolet equipment used in curing and drying operations for coatings, paints and other materials.	Electronics, plastic containers, semiconductor equipment and wood and medium density fiberboard
Industrial Coating Systems **13%** of FY10 total company sales 	**Automotive Systems** Adhesive and sealant dispensing systems used in the automotive, heavy truck and recreational vehicle manufacturing industries.	Body sealing, glass bonding, hem flange bonding, power train components gasketing
	Container Coating & Curing Systems Automated and manual dispensing and curing systems used to treat and cure food and beverage containers.	Can marking and identification, can neck lubrication, compound can end lining, inside container coating, rim varnish, score repair
	Liquid Finishing Systems Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products.	Automotive components and wheels, construction, decorative hardware, metal drums, wood doors, cabinets and molding
	Powder Coating Systems Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products.	Agriculture equipment, appliances, construction equipment, glass bottle coating, home and office furniture, lawn and garden equipment, pipe coating, vehicle components and wheels, wood and metal shelving

Worldwide Operations



USA

California
Carlsbad
Concord
Fremont

Florida
St. Petersburg

Georgia
Dawsonville
Duluth
Norcross
Swainsboro

Minnesota
St. Paul

New Jersey
Robbinsville

Ohio
Amherst
Westlake (HQ)

Rhode Island
East Providence

Major manufacturing locations italicized

Americas

Brazil
São Paulo

Canada
Laval
Toronto

Colombia
Envigado

Mexico
Guadalajara
Mexico City
Monterrey
Queretaro

Europe/Africa

Austria
Vienna

Belgium
Brussels

Czech Republic
Brno
Prague

Denmark
Copenhagen

Finland
Helsinki

France
Bugival
Lagny Sur Marne

Germany
Erkrath
Kirchheim unter Teck
Lüneburg
Munich

Italy
Segrate

Netherlands
Maastricht

Norway
Rud

Poland
Warsaw

Portugal
Nogueira da Mala
Porto

Russia
Moscow
St. Petersburg

South Africa
Cape Town
Durban
Johannesburg

Spain
Valencia

Sweden
Malmö

Switzerland
Münchenstein

United Kingdom
Aylesbury
Dunstable
Rushden
Stockport

Japan

Chiba
Hiroshima
Kyushu
Nagoya
North-Kanto
Osaka
Shizuoka
Takamatsu
Tohoku
Tokyo

Asia Pacific

Australia
Brisbane
Melbourne
Perth
Sydney

China
Beijing
Guangzhou
Shanghai
Suzhou

Hong Kong

India
Bangalore
Chennai
New Delhi
Pune

Malaysia
Pinang
Pulau Pinang
Selangor

New Zealand
Auckland
Christchurch
Wellington

Singapore

South Korea
Gwang-Ju City

Adhesive Dispensing Systems delivered outstanding performance in 2010 by maintaining leadership in established markets, seizing rapid growth opportunities in emerging markets, and focusing on next generation technology, new applications and business optimization.

In primary cartoning applications, Nordson systems deliver consistent closure to protect a wide variety of consumer non-durable goods.



In water bottling applications, Nordson equipment precisely dispenses adhesive to affix labels at speeds of up to 1000 bottles per minute.



Nordson SureBead® reduced cavity guns and modules produce high quality adhesive patterns with virtually clog-free operation and are ideal for packaging and product assembly applications.

Sales in Millions:

$525

Year Over Year Sales Growth:

14%

Operating Margin:

32%

Innovation:

MiniBlue® II



The new MiniBlue® II hot melt adhesive applicator earned an international industry award for cost savings, sustainability, engineering innovation, user-friendliness, safety and design aesthetics.

Winning in Established and Emerging Regions

Nordson's ability to meet customer needs led to strong and profitable growth in every region in 2010. We continued to provide our customers with solutions to increase productivity, reduce material usage, improve line speed and maximize uptime while also supporting them everywhere with reliable and readily available genuine Nordson replacement parts. In our core packaging and nonwovens consumer non-durable end markets, Nordson remained the world leader. Growth in product lines serving these markets was strongest in Asia Pacific, where a rapidly growing middle class is increasing its consumption of packaged foods, baby diapers and other comfort and convenience products made possible by Nordson technology. Growth in packaging and nonwovens was complemented by a strong recovery in general product assembly markets, where Nordson products are used to manufacture windows, furniture and many other durable goods. In all regions, our direct sales and service model continued to be an advantage, ensuring that we capture ongoing replacement part revenue and that we receive the first call when customer needs change.

Technology Leadership

Differentiated technology continues to make Nordson a preferred choice of customers. The award-winning MiniBlue II adhesive applicator, for example, is more robust than competitive pneumatic applicators and enhances performance with better adhesive cut-off. These advantages ensure less maintenance and reduced downtime in packaging operations. Similarly, Nordson's PatternJet Plus applicators are ideal for high speed production in labeling applications. These units provide precise and consistent patterns for cleaner products, fewer rejects, and reduced adhesive use and costs. Nordson also continues to gain market share by further development of a tiered product offering. This tiered approach ensures a range of appropriately featured equipment at different price points to meet the specific needs of customers by application and region.

Expanded Applications

New applications continued to add incremental growth to Adhesive Dispensing Systems. In the solar energy industry, for example, Nordson has been successful in the automated simultaneous dispensing of two materials during the solar panel assembly process. Nordson's technique, which is emerging as the preferred method of film encapsulation, speeds the customer's production line and reduces the need for other capital equipment. In macro electronic assembly, a global smart phone manufacturer is using Nordson's material saving "jetting" technology to apply PUR adhesive for its next generation product. These and other early successes hold promise for more substantial growth over time.

Business Optimization

Business optimization activities continue to enhance margins. During the past year, we completed the consolidation of ten customer service centers across Europe into a single operation in the Netherlands. Service levels have improved as cost savings have been realized. Other gains are being made in the area of product management, including reduction of low volume and marginal products. Lean efforts, which have resulted in two facilities being recognized in *IndustryWeek* magazine's prestigious Best Plants competition, continue to improve productivity and customer response times and are being supplemented with Six Sigma methodologies.

Looking Ahead

Adhesive Dispensing Systems expects to achieve continued profitable growth in the coming year. Our focus remains on collaborating with our customers to lower their total cost of ownership and continuing the penetration of emerging markets where macro trends favor Nordson over the long term.

Advanced Technology Systems increased its leadership in expanding core markets, grew its presence in emerging applications, and further optimized its operations to deliver excellent performance in 2010.

The award winning Ultimus V dispenser from Nordson EFD provides accuracy and speed in the most demanding applications, including the rapidly growing LED market.



Nordson's acquisition of Micromedics Inc. expands our offering for the growing global medical market to include products for dispensing biomaterials in surgical procedures.

Nordson ASYMTEK's new Spectrum S-920N-C Stainless Steel Dispenser can be configured to meet varying production requirements in high-precision cleanroom microelectronics manufacturing environments.






Nordson
EFD
ULTIMUS V
7 8 9
4 5 6
1 2 3

Sales in Millions:

$380

Year Over Year Sales Growth:

53%

Operating Margin:

23%

Innovation:

4000Plus Bondtester


Paragon

Nordson DAGE's new 4000Plus Multi Purpose Bondtester with Paragon software is the industry standard for testing the integrity of connections in electronic devices.

Core Market Leadership

Advanced Technology Systems (ATS) delivered strong results in 2010 by serving customers and capturing returning demand in consumer electronics end markets. Growth was particularly strong within mobile devices such as smart phones and notebook and netbook computers. Nordson strengthened its position in the applications that enable the functionality of these devices: advanced semiconductor packaging and printed circuit board assembly. Specifically, Nordson remained the world leader in the underfill of space saving and performance enhancing flip chips. In addition, customers continued to turn to Nordson for flux and solder paste dispensing, conformal coating, bond testing, optical and x-ray inspection, plasma cleaning and UV curing. The trend toward smaller devices with more features and the accompanying move to more flip chips and complex 3D package architectures increases the opportunities for Nordson. Beyond the chip level, Nordson continued to grow in general electronic device assembly, where our operator controlled and semi-automated dispensing systems and consumables deliver consistent and reliable deposits that improve yields and reduce costs.

Differentiated Technology

ATS continued to win in the market by providing differentiated products and systems that drive customer productivity. Investments made during the downturn of 2009 resulted in the introduction of a variety of award-winning products in 2010. In our dispensing platform, Nordson ASYMTEK's Dual Simultaneous Jetting System cuts dispense time in half, and the new Spectrum S-920N-C Stainless Steel Dispenser can be configured to meet varying production requirements in high-precision cleanroom microelectronics manufacturing environments. Nordson EFD earned a 2010 Vision Award for its Ultimus™ V High-Precision Dispenser which improves dispensing speed and accuracy. In the test and inspection space, Nordson DAGE's new 4000Plus Multi-Purpose Bondtester and next generation Paragon software extended our technology leadership, while Nordson YESTECH's new FX-UV Automated Conformal Coating Inspection system uses proprietary algorithms to ensure the highest quality end products. Nordson MARCH's ProVIA™ Plasma Treatment System aids manufacturers by delivering high throughput PCB treatment while consuming minimal floor space.

Success in Emerging Applications

ATS continued to diversify its business into newer emerging applications in 2010. These wins are further reducing cyclicality in the segment and bode well for long term profitable growth.

Light emitting diodes (LEDs) are a large opportunity that plays to Nordson's precision technology strengths. Nordson achieved significant growth this year in applications for LEDs used in the backlighting of LCD televisions. Longer term, Nordson is well positioned with manufacturers developing LEDs for use in general lighting. Nordson offers a growing suite of expertise in this space including dispensing applications such as encapsulation and phosphor coating, along with test and inspection solutions.

Nordson also continued to grow its position in life sciences applications, led by the acquisition of Micromedics Inc., a leader in dispensing biomaterials for controlling bleeding and healing wounds. This acquisition fits Nordson's strategy of purchasing high performing growth companies with differentiated technology and a recurring revenue stream. Organic growth in life sciences continued in areas such as dental molds and the assembly of devices such as catheters, hearing aids and pacemakers.

Business Optimization

Ongoing efforts to enhance performance continued this year. Synergies between test and inspection product lines, including shared procurement, product development and manufacturing, are being implemented to provide stronger customer support and reduce costs. Expansion of low cost sourcing remains a priority across the segment, as does the next phase of continuous improvement via Lean and Six Sigma. Nordson also optimized the segment's UV curing product line during the year, divesting non-core holdings related to graphic arts applications while maintaining those focused on semiconductors and industrial uses.

Looking Ahead

ATS expects continued profitable growth by consolidating its leadership in core markets and expanding into new applications. Success will be driven by continued technology developments, deep customer relationships, and leveraging our global presence.

Operating from a permanently lowered cost structure, **Industrial Coating Systems** captured and served returning global demand in consumer durable end markets to deliver dramatically improved results in 2010.

Nordson's Encore® powder spray system with an all digital operator interface provides unprecedented control functionality and flexibility for optimum coating results in numerous applications.



The ColorMax³ powder coating and recovery system delivers quick 10 to 15 minute color changes with high system efficiency, optimum airflow and maximum powder utilization to meet lean manufacturing system environments.


Trilogy

Using air spray and high volume-low pressure (HVLP) technologies, Nordson's Trilogy liquid coating systems with electrostatic options deliver superior application performance.

Sales in Millions:

$136

Year Over Year Sales Growth:

24%

Operating Margin:

9%

Innovation:

Ecoliner Dispenser



Nordson's Ecoliner dispenser with a temperature control manifold saves material and improves quality when applying sealant compound to can ends.

Improved Profitability

Industrial Coating Systems (ICS) began fiscal 2010 as a leaner and more efficient organization, a result of the comprehensive restructuring actions completed in the previous year. These actions have enabled us to be more responsive to customer needs and have driven dramatic improvements in our performance. Formerly separate product development, application engineering, customer service and laboratory functions are now being shared across the segment's powder, liquid, container and automotive product lines. Additional permanent selling and general expense savings have been realized through product rationalization, standard work procedures, and fewer production facilities. These synergies are being coupled with further improvements in our supply chain.

This new lower-cost business model delivered increasingly profitable results as demand for consumer durable goods began to recover in the second half of the year. The segment's operating profit and margin for the year were significant improvements over 2009. Operating margin was also higher than 2008 on lower volume.

Growth and Innovation

This new level of profitability was driven by ICS' ability to capture returning demand in all product lines and geographies during the year. Key to this success was our ability to listen to customer needs and leverage our direct sales team, technology, application know-how, and global footprint to serve those needs better than our competitors.

Powder coating, the segment's largest product line, grew fastest in Asia Pacific, where infrastructure projects, general manufacturing and a growing middle class drove customers to invest. Nordson's tiered product offering is meeting the needs of a variety of manufacturers in this region and others, from global OEMs to smaller domestic producers. Especially successful has been Nordson's ColorMax[3] booth system which makes quick color change technology available at a lower price in a smaller package and gives customers much greater flexibility in manufacturing operations. Standardization of this system's feature set provides the added benefit of lowering Nordson's engineering and manufacturing costs.

Other Nordson innovations such as the Prodigy Automatic Powder Coating Gun and iControl System are also driving customer productivity and profitability in a wide variety of applications. Nordson will continue to invest appropriately in this technology, as customers increasingly embrace the environmentally friendly and recyclable nature of powder coatings.

Complementary to Nordson's powder coating offering is its liquid coating product line, which also delivered solid and profitable growth this year. Liquid continues to be an important portion of the business as it provides customers with another technology option for producing high quality product finishes in a wide variety of industries. The container coating product line remains a very strong contributor to overall segment profitability as ICS maintained its leading share in this space. In addition, there are multiple opportunities for growth in container coating as populations in emerging markets increase their consumption of prepackaged foods and beverages. Increased production by car makers also contributed to growing revenue for ICS. We continued to be opportunistic in this market, helping our customers succeed with technology for windshield installation, body panel assembly and other related applications.

Looking Ahead

While the improved results in ICS are gratifying, additional opportunities for growth and improved performance exist. From an operational perspective, ICS will focus on maintaining its new lower-cost structure while expanding existing continuous improvement actions using Lean and Six Sigma. Efforts to increase material sourcing from low-cost regions are also in place. Further product simplification and standardization are also possible. In terms of growth, ICS will focus new investment in people and capability in faster growing regions such as Asia Pacific while still providing high levels of service to more mature markets. In all cases, Nordson will emphasize its ability to meet needs for speed, precision, flexibility and reliability to deliver real value to the customer and improve segment performance through the cycle.

Corporate Philosophy

Corporate Purpose

Nordson Corporation strives to be a vital, self-renewing, worldwide organization which, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

Corporate Goals

Nordson operates to create balanced, long-term benefits for all our constituencies.

Shareholders

Our corporate goal for growth is to double the value of the company over a five-year period, with the primary measure of value set by the market for company shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Nordson understands that every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter. We do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

Customers

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised. We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Employees

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation.

This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing company objectives.

Nordson Corporation is an equal opportunity employer.

Communities

Since our founding, Nordson has held the belief that business, as a corporate citizen, has a social responsibility to share its success with the communities in which it operates and its employees work.

Nordson is committed to contributing approximately 5 percent of domestic pre-tax earnings to support charitable activities, with a focus on education and communities where the company has major facilities. Our employees also show their support by volunteering through Nordson's Time 'n Talent program. In 2010, employees spent approximately 6,000 hours strengthening their communities and supporting individuals and families in need.

Financial Focus



Gregory A. Thaxton
Vice President, Chief Financial Officer

Nordson leveraged its winning business model to capture returning worldwide demand and deliver record profitability in 2010.

Sales increased 27 percent over 2009, driven by our technology leadership, global reach and application expertise. Our direct sales and service team captured returning demand in a diverse range of core and new end markets and applications. Spare parts and consumables continued to be a large and important part of our revenue stream.

Gross margin improved 250 basis points to 59.7 percent this year, primarily due to cost reduction efforts as well as better absorption and efficiency. Nordson gross margins have remained well above almost any other capital goods manufacturer over a period of many years.

Our focus on execution continues to drive operating results to new levels. The structural cost reduction efforts of 2008 and 2009, combined with tight spending control in 2010, helped drive operating profit to $235 million this year, a record for Nordson. Our 23 percent operating margin is the highest level in more than 25 years, and return on average invested capital was 31 percent for the year. Diluted EPS of $4.91 was also a record.

The combination of stable revenue, high profitability and an asset-light business model generates a high level of free cash; $126 million before dividends in 2010. This level of cash provides Nordson with the ability to fund strategic initiatives, including reinvestments in the business, acquisitions, share repurchases and dividends. Our balance sheet remains strong with a debt to total capital ratio of 18 percent, or 11 percent net of cash.

All the elements of Nordson's business model drive outstanding total shareholder return. We have performed in the top quartile for this measure, as compared against the S&P 400 and 500 Industrial Machinery indices, over both a three and five-year period.

Going forward, our global team remains focused on driving profitable growth and continuous operational improvements. With strong, experienced leadership and our proven ability to execute, Nordson remains well positioned for long-term success.

FISCAL 2010 SALES

By Geography


33%
27%
24%
9%
7%
Europe
U.S.A.
Asia Pacific
Japan
Americas

By Product Type


45%
38%
17%
Parts & Consumables
Standard Product
Engineered Systems

SALES PER EMPLOYEE


CAGR = 6%
thousands
$300
$250
$200
$150
$100
03
04
05
06
07
08
09
10

GROSS MARGIN


56%
57%
56%
57%
56%
56%
57%
60%
60%
55%
50%
45%
40%
03
04
05
06
07
08
09
10

OPERATING PROFIT PER EMPLOYEE


CAGR = 16%
thousands
$70
$55
$40
$25
$10
03
04
05
06
07
08
09*
10

*excludes non-cash charges for impairment of goodwill and other long-lived assets

CONSISTENT DIVIDEND RECORD


Dividend increased for 47 consecutive years – 16th among U.S. public companies.
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
64
68
72
76
80
84
88
92
96
00
04
08
10

COMPARISON OF CUMULATIVE TOTAL RETURN


Nordson Corporation
S&P MidCap 400
S&P 500 Ind. Machinery
S&P Midcap 400 Ind. Machinery
dollars
$235
$195
$155
$115
$75
05
06
07
08
09
10

Assumes $100 invested on Nov. 01, 2005.
Assumes dividend reinvested.
Fiscal year ending Oct. 31, 2010.
Source: Morningstar

11 Year Summary

In thousands, except for per share amounts.

OPERATING DATA[a]	2010	2009	2008	2007
Sales	**$ 1,041,551**	$ 819,165	$ 1,124,829	$ 993,649
Cost of sales	**419,937**	350,239	494,394	439,804
% of sales	**40**	43	44	44
Selling and administrative expenses	**384,752**	337,294	434,476	401,294
% of sales	**37**	41	39	40
Severance and restructuring costs	**2,029**	16,396	5,621	409
Goodwill and long-lived asset impairments	**–**	243,043	–	–
Operating profit (loss)	**234,833**	(127,807)	190,338	152,142
% of sales	**23**	(16)	17	15
Income (loss) from continuing operations	**168,048**	(160,055)	117,504	90,692
% of sales	**16**	(20)	10	9

FINANCIAL DATA[a]	2010	2009	2008	2007
Working capital	**$ 259,117**	$ 190,249	$ 180,317	$ 180,010
Net property, plant and equipment, and other non-current assets	**535,323**	544,003	782,356	801,916
Total invested capital[b]	**567,323**	508,989	847,253	846,911
Total assets	**986,354**	890,674	1,166,669	1,211,840
Long-term liabilities	**289,368**	364,276	388,561	450,809
Shareholders' equity	**505,072**	369,976	574,112	531,117
Return on average invested capital - %[c]	**31**	10[d]	15	14
Return on average shareholders' equity - %[e]	**40**	(28)	20	19

PER SHARE DATA[a][f]	2010	2009	2008	2007
Average number of common shares	**33,805**	33,565	33,746	33,547
Average number of common shares and common-share equivalents	**34,221**	33,565	34,307	34,182
Basic earnings (loss) per share from continuing operations	**$ 4.97**	$ (4.77)	$ 3.48	$ 2.70
Diluted earnings (loss) per share from continuing operations	**4.91**	(4.77)	3.43	2.65
Dividends per common share	**0.78**	0.7375	0.73	0.70
Book value per common share	**14.88**	10.99	17.03	15.76

(a) See accompanying Notes to Consolidated Financial Statements.
(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Income from continuing operations, plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash), plus average quarterly equity over five accounting periods.

2006	2005	2004	2003	2002[g]	2001	2000
$ 892,221	$ 832,179	$ 771,450	$ 659,616	$ 627,619	$ 705,954	$ 728,792
379,800	362,824	334,302	291,297	294,149	317,652	325,232
43	44	43	44	47	45	45
362,179	337,782	318,562	286,900	273,139	315,622	303,579
41	41	41	43	44	45	42
2,627	875	–	2,028	2,499	13,355	8,960
–	–	–	–	–	–	–
147,615	130,698	118,586	79,391	57,832	59,325	91,021
17	16	15	12	9	8	12
97,667	84,510	68,307	41,807	25,008	24,512	54,338
11	10	9	6	4	3	7

2006	2005	2004	2003	2002[g]	2001	2000
$ 105,979	$ 66,442	$ 167,362	$ 67,708	$ 93,226	$ 158,524	$ 116,230
475,586	476,810	476,276	489,436	489,899	500,276	240,802
498,978	492,927	518,378	533,080	551,541	653,405	399,833
822,890	790,417	840,548	766,806	764,472	862,453	610,040
151,037	212,340	240,305	257,035	314,235	395,074	109,809
430,528	330,912	403,333	300,109	268,890	263,726	247,223
21	18	15	10	6	7	15
26	21	19	15	9	10	25

2006	2005	2004	2003	2002[g]	2001	2000
33,365	35,718	35,489	33,703	33,383	32,727	32,455
34,180	36,527	36,546	33,899	33,690	33,050	32,767
$ 2.93	$ 2.37	$ 1.92	$ 1.24	$ 0.75	$ 0.75	$ 1.67
2.86	2.31	1.87	1.23	0.74	0.74	1.66
0.67	0.645	0.625	0.605	0.57	0.56	0.52
12.89	10.05	11.12	8.82	8.00	7.96	7.62

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

(e) Income from continuing operations as a percentage of shareholders' equity.

(f) Amounts adjusted for 2-for-1 stock split effective September 12, 2000.

(g) 2002 includes an inventory write-down of $11.4 million, which is included in cost of sales.

Shareholder Information

Dividend Information and Price Range for Common Shares

Following is a summary of dividends paid per common share and the range of market prices during each quarter of 2010 and 2009.

Fiscal Quarter		Dividend Paid	Common Share Price High	Low
2010	First	$0.19	$64.95	$51.07
	Second	$0.19	$77.40	$53.47
	Third	$0.19	$74.44	$53.95
	Fourth	$0.21	$80.17	$61.76
2009	First	$.1825	$39.95	$24.04
	Second	$.1825	$38.06	$20.30
	Third	$.1825	$46.29	$34.47
	Fourth	$.19	$59.77	$44.99

Research Firms

The following firms provide research data on Nordson Corporation:

Barrington Research
BB&T Capital Markets
BMO Capital Markets
CJS Securities
Janney Capital Markets
KeyBanc Capital Markets
Sidoti & Company

Stock Listing Information

Nordson stock is traded on The Nasdaq Global Select Market under the symbol NDSN.

Annual Shareholders' Meeting

Date: March 1, 2011
Time: 9:30 am
Location: Spitzer Conference Center,
1005 North Abbe Road, Elyria, Ohio 44035

Transfer Agent and Registrar

Computershare
P.O. Box 43078
Providence, RI 02940

Overnight deliveries:
250 Royall Street
Canton, MA 02021

+1.800.622.6757 (U.S., Canada, Puerto Rico)
+1.781.575.4735 (Non U.S.)

Internet inquiries:
www.computershare.com/investor

Dividend Reinvestment Program

Nordson's Dividend Reinvestment Program gives shareholders the opportunity to automatically reinvest dividends in the company's common stock. The program also allows cash contributions in increments of $10, up to $4,000 per quarter, to purchase additional Nordson common shares. For details about this program, please contact Computershare.

Electronic Dividend Payments

Shareholders can opt to have their quarterly dividends deposited directly into a checking or savings account free of charge. For information about this service, please contact Computershare.

Nordson online

Nordson's web site, www.nordson.com, provides up-to-date information about the company, including news, quarterly and annual financial results, stock quotes, and in-depth information on the company's products and systems. Each quarter, Nordson also webcasts its traditional telephone conference calls via the Internet. In addition, visitors to the site can register to receive e-mail alerts for online notification of the latest financial information.

Form 10-K/Financial Reports

Nordson Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K), quarterly reports and proxy statement are available in the Investor Relations section of our web site, www.nordson.com.
Copies of these reports may also be obtained by shareholders free of charge by sending written requests to James R. Jaye, Director, Corporate Communications and Investor Relations, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145. Telephone: +1.440.414.5639 or e-mail: jim.jaye@nordson.com.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from__________ to__________

Commission file number 0-7977

NORDSON CORPORATION

(Exact name of Registrant as specified in its charter)

Ohio	**34-0590250**
(State of incorporation)	(I.R.S. Employer Identification No.)
28601 Clemens Road **Westlake, Ohio**	**44145**
(Address of principal executive offices)	(Zip Code)

(440) 892-1580

(Registrant's Telephone Number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Shares with no par value

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of Common Shares no par value per share, held by nonaffiliates (based on the closing sale price on the Nasdaq Stock Market) as of April 30, 2010 was approximately $2,309,317,000.

There were 33,979,349 Common Shares outstanding as of November 30, 2010.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Proxy Statement for the 2011 Annual Meeting — Part III

Table of Contents

Table of Contents

PART I

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Item 1. Business

General Description of Business

We are one of the world's leading manufacturers of equipment used for precision material dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. We serve many diverse markets, including the appliance, automotive, bookbinding, container, converting, electronics, food and beverage, furniture, life sciences and medical, light emitting diodes (LED), metal finishing, nonwoven, packaging, semiconductor and solar energy industries.

Our strategy for long-term growth is based on a customer-driven focus and a global mindset. Headquartered in Westlake, Ohio, our products are marketed through a network of direct operations in more than 30 countries. Consistent with this global strategy, more than 70 percent of our revenues are generated outside the United States.

We have 3,680 employees worldwide. Principal manufacturing facilities are located in the United States in California, Georgia, New Jersey, Ohio and Rhode Island, as well as in China, Germany, India, The Netherlands and the United Kingdom.

Corporate Purpose and Goals

We strive to be a vital, self-renewing, worldwide organization that, within the framework of ethical behavior and enlightened citizenship, grows and produces wealth for our customers, employees, shareholders and communities.

We operate for the purpose of creating balanced, long-term benefits for all of our constituencies: customers, employees, shareholders and communities.

Our corporate goal for growth is to double our value over a five-year period, with the primary measure of value set by the market for our common shares.

While external factors may impact value, the achievement of this goal will rest with earnings growth, capital and human resource efficiency and positioning for the future.

Although every quarter may not produce increased sales, earnings and earnings per share, or exceed the comparative prior year's quarter, we do expect to produce long-term gains. When short-term swings occur, we do not intend to alter our basic objectives in efforts to mitigate the impact of these natural occurrences.

Growth is achieved by seizing opportunities with existing products and markets, investing in systems to maximize productivity and pursuing growth markets. This strategy is augmented through product line additions, engineering, research and development, and acquisition of companies that can serve multinational industrial markets.

We create benefits for our customers through a Package of Values®, which includes carefully engineered, durable products; strong service support; the backing of a well-established worldwide company with financial and technical strengths; and a corporate commitment to deliver what was promised.

We strive to provide genuine customer satisfaction; it is the foundation upon which we continue to build our business.

Complementing our business strategy is the objective to provide opportunities for employee self-fulfillment, growth, security, recognition and equitable compensation. This goal is met through Human Resources' facilitation of employee training and leadership training and the creation of on-the-job growth opportunities. The result is a highly qualified and professional management team capable of meeting corporate objectives.

We recognize the value of employee participation in the planning process. Strategic and operating plans are developed by all business units and divisions, resulting in a sense of ownership and commitment on the part of employees in accomplishing our objectives. In addition, employees participate in Lean and Six Sigma initiatives to continuously improve our processes.

We are an equal opportunity employer.

We are committed to contributing approximately five percent of domestic pretax earnings to human services, education and other charitable activities, particularly in communities where we have major facilities.

Financial Information About Operating Segments, Foreign and Domestic Operations and Export Sales
In accordance with accounting standards, we have reported information about our three operating segments. This information is contained in Note 16 of Notes to Consolidated Financial Statements, which can be found in Part II, Item 8 of this document.

Principal Products and Uses
We are one of the world's leading manufacturers of equipment used for precision dispensing, testing and inspection, surface preparation and curing. Our technology-based systems can be found in production facilities around the world. Equipment ranges from manual, stand-alone units for low-volume operations to microprocessor-based automated systems for high-speed, high-volume production lines.

We market our products in the United States and in more than 50 other countries, primarily through a direct sales force and also through qualified distributors and sales representatives. We have built a worldwide reputation for creativity and expertise in the design and engineering of high-technology application equipment that meets the specific needs of our customers.

The following is a summary of the products and markets served by our operating segments:

1. Adhesive Dispensing Systems

This segment delivers our proprietary precision dispensing technology to diverse markets for applications that commonly reduce material consumption, increase line efficiency and enhance product strength, durability, brand and appearance.

- ***Nonwovens*** — Equipment for applying adhesives, lotions, liquids and fibers to disposable products. Key strategic markets include adult incontinence products, baby diapers and child-training pants, feminine hygiene products and surgical drapes, gowns, shoe covers and face masks.
- ***Packaging*** — Automated adhesive dispensing systems used in the food and beverage and packaged goods industries. Key strategic markets include food packages and wrappers and drink containers.
- ***Paper and Paperboard Converting*** — Hot melt and cold glue adhesive dispensing systems for the paper and paperboard converting industries. Key strategic markets include bag and sack manufacturing, bookbinding, envelope manufacturing and folding carton manufacturing.
- ***Product Assembly*** — Adhesive and sealant dispensing systems for bonding or sealing plastic, metal and wood products. Key strategic markets include appliances, automotive components, building and construction materials, electronics, furniture and solar energy.
- ***Web Coating*** — Laminating and coating systems used to manufacture continuous-roll goods in the nonwovens, textile, paper and flexible-packaging industries. Key strategic markets include carpet, labels, tapes and textiles.

2. Advanced Technology Systems

This segment integrates our proprietary product technologies found in progressive stages of a customer's production process, such as surface preparation, precisely controlled dispensing of material onto the surface, curing and drying of dispensed material, bond testing and X-ray inspection to ensure quality. This segment primarily serves the specific needs of electronics and related high-tech industries.

- ***Surface Preparation*** — Automated gas plasma treatment systems used to clean and condition surfaces for the semiconductor, medical and printed circuit board industries. Key strategic markets include contact lenses, electronics, medical instruments and devices, printed circuit boards and semiconductors.
- ***Dispensing Systems*** — Controlled manual and automated systems for applying materials in customer processes typically requiring extreme precision and material conservation. These systems include piezo-electric and motionless two-component mixing dispensing systems. Key strategic markets include aerospace, electronics (cell phones, liquid crystal displays, micro hard drives, microprocessors, printed circuit boards), general industrial, life sciences (dental and medical devices, including pacemakers and stents), light emitting diodes (LED) and solar energy.
- ***Curing and Drying Systems*** — Ultraviolet equipment used primarily in curing and drying operations for specialty coatings, semiconductor materials and paints. Key strategic markets include electronics, containers, and durable goods products.
- ***Bond Testing and Inspection Systems*** — Bond testing and automated optical and x-ray inspection systems used in the semiconductor and printed circuit board industries. Key strategic markets include electronics (digital music players and cell phones), printed circuit board assemblies and semiconductor packages.

3. Industrial Coating Systems

This segment provides both standard and highly-customized equipment used primarily for applying coatings, paint, finishes, sealants and other materials. This segment primarily serves the consumer durables market.

- ***Automotive*** — Automated and manual dispensing systems used to apply materials in the automotive, heavy truck and recreational vehicle manufacturing industries. Key strategic markets include powertrain components, body assembly and final trim applications.
- ***Container Coating*** — Automated and manual dispensing and curing systems used to coat and cure containers. Key strategic markets include beverage containers and food cans.
- ***Liquid Finishing*** — Automated and manual dispensing systems used to apply liquid paints and coatings to consumer and industrial products. Key strategic markets include automotive components, construction, metal shelving and drums.
- ***Powder Coating*** — Automated and manual dispensing systems used to apply powder paints and coatings to a variety of metal, plastic and wood products. Key strategic markets include agriculture and construction equipment, appliances, automotive components, home and office furniture, lawn and garden equipment and wood and metal shelving.

Manufacturing and Raw Materials

Our production operations include machining and assembly. We manufacture specially designed parts and assemble components into finished equipment. Many components are made in standard modules that can be used in more than one product or in combination with other components for a variety of models. We have principal manufacturing operations in the United States in Amherst, Ohio; Norcross, Swainsboro and Dawsonville, Georgia; Carlsbad, California; Robbinsville, New Jersey and East Providence, Rhode Island; as well as in Shanghai and Suzhou, China; Luneburg, Germany; Bangalore, India; Maastricht, The Netherlands and in Aylesbury, United Kingdom.

Principal materials used to make our products are metals and plastics, typically in sheets, bar stock, castings, forgings and tubing. We also purchase many electrical and electronic components, fabricated metal parts, high-pressure fluid hoses, packings, seals and other items integral to our products. Suppliers are competitively selected based on cost, quality and service. All significant raw materials that we use are available through multiple sources.

Senior operating executives supervise an extensive quality control program for our equipment, machinery and systems.

Natural gas and other fuels are our primary energy sources. However, standby capacity for alternative sources is available if needed.

Intellectual Property

We maintain procedures to protect our intellectual property (including patents, trademarks and copyrights) both domestically and internationally. Risk factors associated with our intellectual property are discussed in Item 1A Risk Factors.

Our intellectual property portfolios include valuable patents, trade secrets, know-how, domain names, trademarks and trade names. As of October 31, 2010, we held 343 United States patents and 732 foreign patents and had 157 United States patent applications and 711 foreign patent applications pending, but there is no assurance that any patent application will be issued. We continue to apply for and obtain patent protection for new products on an ongoing basis.

Patents covering individual products extend for varying periods according to the date of filing or grant and legal term of patents in various countries where a patent is obtained. Our current patent portfolio has expiration dates ranging from November 2010 to March 2035. The actual protection a patent provides, which can vary from country to country, depends upon the type of patent, the scope of its coverage, and the availability of legal remedies in each country. We believe, however, that the duration of our patents generally exceeds the life cycles of the technologies disclosed and claimed in the patents.

We believe our trademarks are important assets and we aggressively manage our brands. We also own a number of trademarks in the United States and foreign countries, including registered trademarks for Nordson, Asymtek, ColorMax, Control Coat, Dage, EFD and Saturn and various common law trademarks which are important to our business, inasmuch as they identify Nordson and our products to our customers. As of October 31, 2010, we had a total of 1,010 trademark registrations in the United States and in various foreign countries.

We rely upon a combination of nondisclosure and other contractual arrangements and trade secret laws to protect our proprietary rights and also enter into confidentiality and intellectual property agreements with our employees that require them to disclose any inventions created during employment, convey all rights to inventions to us, and restrict the distribution of proprietary information.

We protect and promote our intellectual property portfolio and take those actions we deem appropriate to enforce our intellectual property rights and to defend our right to sell our products. Although in aggregate our intellectual property is important to our operations, we do not believe that the loss of any one patent, trademark, or group of related patents or trademarks would have a material adverse effect on our results of operations or financial position of our overall business.

Seasonal Variation in Business

Generally, the highest volume of sales occurs in our fourth quarter due in large part to the timing of customers' capital spending programs. First quarter sales volume is typically the lowest of the year due to customer holiday shutdowns.

Working Capital Practices

No special or unusual practices affect our working capital. However, we generally require advance payments as deposits on customized equipment and systems and, in certain cases, require progress payments during the manufacturing of these products. We have initiated a number of new processes focused on reduction of manufacturing lead times. These initiatives have resulted in lower investment in inventory while maintaining the capability to respond promptly to customer needs.

Customers

We serve a broad customer base, both in terms of industries and geographic regions. In 2010, no single customer accounted for five percent or more of sales.

Backlog

Our backlog of open orders increased to approximately $128,000 at October 31, 2010 from approximately $79,000 at October 31, 2009. The increase can be traced primarily to returning demand in consumer durable goods markets and recovery in technology markets. All orders in the 2010 year-end backlog are expected to be shipped to customers in 2011.

Government Contracts

Our business neither includes nor depends upon a significant amount of governmental contracts or subcontracts. Therefore, no material part of our business is subject to renegotiation or termination at the option of the government.

Competitive Conditions

Our equipment is sold in competition with a wide variety of alternative bonding, sealing, caulking, finishing, coating, testing and inspection techniques. Any production process that requires surface preparation or modification, application of material to a substrate or surface, curing or testing and inspection is a potential use for our equipment.

Many factors influence our competitive position, including pricing, product quality and service. We enjoy a leadership position in our business segments by delivering high-quality, innovative products and technologies, as well as after-the-sale service and technical support. Working with customers to understand their processes and developing the application solutions that help them meet their production requirements also contributes to our leadership position. Our worldwide network of direct sales and technical resources also is a competitive advantage.

Research and Development

Investments in research and development are important to our long-term growth, enabling us to keep pace with changing customer and marketplace needs through the development of new products and new applications for existing products. We place strong emphasis on technology developments and improvements through internal engineering and research teams. Research and development expenses were approximately $23,835 in 2010, compared with approximately $25,528 in 2009 and $33,566 in 2008.

Environmental Compliance

We are subject to extensive federal, state, local and foreign environmental, safety and health laws and regulations concerning, among other things, emissions to the air, discharges to land and water and the generation, handling, treatment and disposal of hazardous waste and other materials. Under certain of these laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site or for natural resource damages associated with such contamination. We are also required to maintain various related permits and licenses, many of which require periodic modification and renewal. The operation of manufacturing plants unavoidably entails environmental, safety and health risks, and we could incur material unanticipated costs or liabilities in the future if any of these risks were realized in ways or to an extent that we did not anticipate.

We believe that we operate in compliance, in all material respects, with applicable environmental laws and regulations. Compliance with environmental laws and regulations requires continuing management effort and expenditures. We have incurred, and will continue to incur, costs and capital expenditures to comply with these laws and regulations and to obtain and maintain the necessary permits and licenses. We believe that the cost of complying with environmental laws and regulations will not have a material affect on our earnings, liquidity or competitive position but cannot assure that material compliance-related costs and expenses may not arise in the future. For example, future adoption of new or amended environmental laws, regulations or requirements or newly discovered contamination or other circumstances that require us to incur costs and expenses that cannot be presently anticipated.

We believe that policies, practices and procedures have been properly designed to prevent unreasonable risk of material environmental damage arising from our operations. We accrue for estimated environmental liabilities with charges to expense and believe our environmental accrual is adequate to provide for our portion of the costs of all such known environmental liabilities. Compliance with federal, state and local environmental protection laws during 2010 had no material effect on our capital expenditures, earnings or competitive position. Based upon consideration of currently available information, we believe liabilities for environmental matters will not have a material adverse affect on our financial position, operating results or liquidity, but we cannot assure that material environmental liabilities may not arise in the future.

Employees

As of October 31, 2010, we had 3,680 full- and part-time employees, including 133 at our Amherst, Ohio, facility who are represented by a collective bargaining agreement that expires on November 3, 2013. No material work stoppages have been experienced at any of our facilities during any of the periods covered by this report.

Available Information

Our proxy statement, annual report to the Securities and Exchange Commission (Form 10-K), quarterly reports (Form 10-Q) and current reports (Form 8-K) and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at http://www.nordson.com/investors as soon as reasonably practical after such material is electronically filed with, or furnished to, the SEC. Copies of these reports may also be obtained free of charge by sending written requests to Corporate Communications, Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145.

Item 1A. Risk Factors

In an enterprise as diverse as ours, a wide range of factors could affect future performance. We discuss in this section some of the risk factors that, if they actually occurred, could materially and adversely affect our business, financial condition, value and results of operations. You should consider these risk factors in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10-K because these factors could cause our actual results and financial condition to differ materially from those projected in forward-looking statements.

The significant risk factors affecting our operations include the following:

Changes in United States or international economic conditions could adversely affect the profitability of any of our operations.

In 2010, 27 percent of our revenue was derived from domestic customers while 73 percent was derived from international customers. Our largest markets include appliance, automotive, bookbinding, construction, container, converting, electronics assembly, food and beverage, furniture, life sciences and medical, light emitting diodes (LED), metal finishing, nonwovens, packaging and semiconductor. A slowdown in any of these specific end markets could directly affect our revenue stream and profitability.

A portion of our product sales is attributable to industries and markets, such as the semiconductor and metal finishing industries, which historically have been cyclical and sensitive to relative changes in supply and demand and general economic conditions. The demand for our products depends, in part, on the general economic conditions of the industries or national economies of our customers. Downward economic cycles in our customers' industries or countries may reduce sales of some of our products. It is not possible to predict accurately the factors that will affect demand for our products in the future.

Any significant downturn in the health of the general economy, either globally, regionally or in the markets in which we sell products could have an adverse effect on our revenues and financial performance, resulting in impairment of assets.

Significant movements in foreign currency exchange rates or change in monetary policy may harm our financial results.

We are exposed to fluctuations in foreign currency exchange rates, particularly with respect to the Euro, the Yen and the British Pound. Any significant change in the value of the currencies of the countries in which we do business against the United States dollar could affect our ability to sell products competitively and control our cost structure, which could have a material adverse effect on our business, financial condition and results of operations. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

The majority of our consolidated revenues in 2010 were generated in currencies other than the United States dollar, which is our reporting currency. We recognize foreign currency transaction gains and losses arising from our operations in the period incurred. As a result, currency fluctuations between the United States dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction and translation gains and losses, which historically have been material and could continue to be material. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We take actions to manage our foreign currency exposure, such as entering into hedging transactions, where available, but we cannot assure that our strategies will adequately protect our consolidated operating results from the effects of exchange rate fluctuations.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into United States dollars or to remit dividends and other payments by our foreign subsidiaries or customers located in or conducting business in a country imposing controls. Currency devaluations diminish the United States dollar value of the currency of the country instituting the devaluation and, if they occur or continue for significant periods, could adversely affect our earnings or cash flow.

We could be adversely affected by rapid changes in interest rates.
Any period of unexpected or rapid increase in interest rates may also adversely affect our profitability. At October 31, 2010, we had $112,420 of total debt outstanding, of which 43 percent was priced at interest rates that float with the market. A one percent increase in the interest rate on the floating rate debt in 2010 would have resulted in approximately $1,073 of additional interest expense. A higher level of floating rate debt would increase the exposure discussed above. For additional detail related to this risk, see Item 7A, Quantitative and Qualitative Disclosure About Market Risk.

Inability to access capital could impede growth or the repayment or refinancing of existing indebtedness.
The limits imposed on us by the restrictive covenants contained in our credit facilities could prevent us from making acquisitions or cause us to lose access to these facilities.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things:

- borrow money or guarantee the debts of others;
- use assets as security in other transactions;
- make investments or other restricted payments or distributions;
- change our business or enter into new lines of business;
- sell or acquire assets or merge with or into other companies.

In addition, our credit facilities require us to meet financial ratios, including total indebtedness to consolidated trailing EBITDA (both as defined in the credit facility) and consolidated trailing EBITDA to consolidated trailing interest expense (as defined in the credit facility).

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities.

Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of the related debt could be accelerated and become immediately due and payable. We may be required to obtain waivers from our lenders in order to maintain compliance under our credit facilities, including waivers with respect to our compliance with certain financial covenants. If we are unable to obtain necessary waivers and the debt under our credit facilities is accelerated, we would be required to obtain replacement financing at prevailing market rates.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness. If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, neither debt nor equity financing may be available on satisfactory terms or at all. Finally, as a consequence of worsening financial market conditions, our credit facility providers may not provide the agreed capital if they become undercapitalized.

Our growth strategy includes acquisitions, and we may not be able to make acquisitions of suitable candidates or integrate acquisitions successfully.
Our recent historical growth has depended, and our future growth is likely to continue to depend, in part on our acquisition strategy and the successful integration of acquired businesses into our existing operations. We intend to continue to seek additional acquisition opportunities both to expand into new markets and to enhance our position in existing markets throughout the world. We cannot assure, however, that we will be able to successfully identify suitable candidates, prevail against competing potential acquirers, negotiate appropriate acquisition terms, obtain financing that may be needed to consummate such acquisitions, complete proposed acquisitions, successfully integrate acquired businesses into our existing operations or expand into new markets. In addition, we cannot assure that any acquisition, once successfully integrated, will perform as planned, be accretive to earnings, or prove to be beneficial to our operations and cash flow.

The success of any acquisition is subject to other risks and uncertainties, including:

- our ability to realize operating efficiencies, synergies or other benefits expected from an acquisition, and possible delays in realizing the benefits of the acquired company or products;
- diversion of management's time and attention from other business concerns;
- difficulties in retaining key employees, customers or suppliers of the acquired business;
- difficulties in maintaining uniform standards, controls, procedures and policies throughout acquired companies;
- adverse effects on existing business relationships with suppliers or customers;
- the risks associated with the assumption of contingent or undisclosed liabilities of acquisition targets;
- the ability to generate future cash flows or the availability of financing.

In addition, an acquisition could adversely impact our operating performance as a result of the incurrence of acquisition-related debt, acquisition expenses, or the amortization of acquisition-acquired assets.

We may also face liability with respect to acquired businesses for violations of environmental laws occurring prior to the date of our acquisition, and some or all of these liabilities may not be covered by environmental insurance secured to mitigate the risk or by indemnification from the sellers from which we acquired these businesses. We could also incur significant costs, including, but not limited to, remediation costs, natural resources damages, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities associated with environmental laws.

The inability to continue to develop new products could limit our revenue and profitability.
Innovation is critical to our success. We believe that we must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be a market leader. We also believe that we must continue to make improvements in our productivity in order to maintain our competitive position. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and our consolidated results of operations.

Our inability to protect our intellectual property rights could adversely affect product sales and financial performance.
Difficulties in acquiring and maintaining our intellectual property rights could also adversely affect our business and financial position. Our performance may depend in part on our ability to establish, protect and enforce intellectual property rights with respect to our patented technologies and proprietary rights and to defend against any claims of infringement. These activities involve complex and constantly evolving legal, scientific and factual questions and uncertainties. Our ability to compete effectively with other companies depends in part on our ability to maintain and enforce our patents and other proprietary rights, which are essential to our business. These measures afford only limited protection and may not in all cases prevent our competitors from gaining access to our intellectual property and proprietary information.

Litigation has been and may continue to be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. In addition, we may face claims of infringement that could interfere with our ability to use technology or other intellectual property rights that are material to our business operations. If litigation that we initiate is unsuccessful, we may not be able to protect the value of some of our intellectual property. If a claim of infringement against us is successful, we may be required to pay royalties or license fees to continue to use technology or other intellectual property rights that we have been using or we may be unable to obtain necessary licenses from third parties at a reasonable cost or within a reasonable time. If we are unable to timely obtain licenses on reasonable terms, we may be forced to cease selling or using any of our products that incorporate the challenged intellectual property, or to redesign or, in the case of trademark claims, rename our products to avoid infringing the intellectual property rights of third parties. This may not always be possible or, if possible, may be time consuming and expensive. Intellectual property litigation, whether successful or unsuccessful, could be expensive to us and divert some of our resources. Our intellectual property rights may not be as valuable as we believe, which could result in a competitive disadvantage or adversely affect our business and financial performance.

Political conditions in foreign countries in which we operate could adversely affect us.
We conduct our manufacturing, sales and distribution operations on a worldwide basis and are subject to risks associated with doing business outside the United States. In 2010, approximately 73 percent of our total sales were to customers outside the United States. We expect that international operations and United States export sales will continue to be important to our business for the foreseeable future. Both the sales from international operations and export sales are subject in varying degrees to risks inherent in doing business outside the United States. Such risks include, but are not limited to, the following:

- risks of economic instability;
- unanticipated or unfavorable circumstances arising from host country laws or regulations;
- restrictions on the transfer of funds into or out of a country;
- currency exchange rate fluctuations;
- difficulties in enforcing agreements and collecting receivables through some foreign legal systems;
- international customers with longer payment cycles than customers in the United States;
- potential negative consequences from changes to taxation policies;
- the disruption of operations from foreign labor and political disturbances;
- the imposition of tariffs, import or export licensing requirements;
- exchange controls or other trade restrictions including transfer pricing restrictions when products produced in one country are sold to an affiliated entity in another country.

Any of these events could reduce the demand for our products, limit the prices at which we can sell our products, or otherwise have an adverse effect on our operating performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table summarizes our principal properties as of October 31, 2010.

Location	Description of Property	Approximate Square Feet
Amherst, Ohio(1)(2)(3)	A manufacturing, laboratory and office complex	585,000
Norcross, Georgia(1)	A manufacturing, laboratory and office building	150,000
Dawsonville, Georgia(1)	A manufacturing, laboratory and office building	134,000
East Providence, Rhode Island(2)	A manufacturing, warehouse and office building	116,000
Duluth, Georgia(1)	An office and laboratory building	110,000
Carlsbad, California(2)	Two manufacturing and office buildings (leased)	88,000
Robbinsville, New Jersey(2)	A manufacturing, warehouse and office building (leased)	88,000
Swainsboro, Georgia(1)	A manufacturing building	59,000
Vista, California(2)	A manufacturing building (leased)	41,000
Westlake, Ohio	Corporate headquarters (leased)	23,000
Luneburg, Germany(1)	A manufacturing and laboratory building	130,000
Shanghai, China(1)(3)	A manufacturing, warehouse and office building (leased)	92,000
Erkrath, Germany(1)(2)(3)	An office, laboratory and warehouse building (leased)	63,000
Bangalore, India(1)(2)(3)	A manufacturing, warehouse and office building	56,000
Shanghai, China(1)(2)(3)	An office and laboratory building	54,000
Tokyo, Japan(1)(2)(3)	An office, laboratory and warehouse building (leased)	42,000
Aylesbury, U.K.(1)(2)	A manufacturing, warehouse and office building (leased)	36,000
Mexico City, Mexico(1)(2)(3)	A warehouse and office building (leased)	23,000
Suzhou, China(2)	A manufacturing, warehouse and office building (leased)	22,000
Lagny Sur Marne, France(1)(3)	An office building (leased)	17,000
Segrate, Italy(1)(3)	An office, laboratory and warehouse building (leased)	7,000
Singapore(1)(2)(3)	A warehouse and office building (leased)	6,000

Business Segment — Property Identification Legend

1 — Adhesive Dispensing Systems
2 — Advanced Technology Systems
3 — Industrial Coating Systems

The facilities listed above have adequate, suitable and sufficient capacity (production and nonproduction) to meet present and foreseeable demand for our products.

Other properties at international subsidiary locations and at branch locations within the United States are leased. Lease terms do not exceed 25 years and generally contain a provision for cancellation with some penalty at an earlier date.

In addition, we lease equipment under various operating and capitalized leases. Information about leases is reported in Note 6 of Notes to Consolidated Financial Statements that can be found in Part II, Item 8 of this document.

Item 3. Legal Proceedings

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2010 and 2009, our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $885.

The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Item 4. Removed and Reserved

Executive Officers of the Company

Our executive officers as of October 31, 2010, were as follows:

Name	Age	Officer Since	Position or Office with The Company and Business Experience During the Past Five (5) Year Period
Michael F. Hilton	56	2010	President and Chief Executive Officer, 2010
			Senior Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2007
			Vice President and General Manager-Electronics and Performance Materials Segment of Air Products and Chemicals, Inc., 2006
			Vice President-Electronics Businesses, Electronics Division of Air Products and Chemicals, Inc., 2003
John J. Keane	49	2003	Senior Vice President, 2005
Peter G. Lambert	50	2005	Senior Vice President, 2010
			Vice President, 2005
Douglas C. Bloomfield	51	2005	Vice President, 2005
Gregory P. Merk	39	2006	Vice President, 2006
			General Manager, Latin America South, 2000
Shelly M. Peet	45	2007	Vice President, 2009
			Vice President, Chief Information Officer, 2007
			Director, Corporate Information Services and Chief Information Officer, 2003
Gregory A. Thaxton	49	2007	Vice President, Chief Financial Officer, 2008
			Vice President, Controller, 2007
			Corporate Controller and Chief Accounting Officer, 2006
			Group Controller, 2000
Robert E. Veillette	58	2007	Vice President, General Counsel and Secretary, 2007
			Secretary and Assistant General Counsel, 2002

PART II

Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Dividends

(a) Our common shares are listed on the Nasdaq Stock Market under the symbol NDSN. As of November 30, 2010, there were 1,791 registered shareholders. The table below is a summary of dividends paid per common share and the range of market prices during each quarter of 2010 and 2009.

Quarters	Dividend Paid	Common Share Price	
		High	Low
2010:			
First	**$ .19**	**$64.95**	**$51.07**
Second	**.19**	**77.40**	**53.47**
Third	**.19**	**74.44**	**53.95**
Fourth	**.21**	**80.17**	**61.76**
2009:			
First	$.1825	$39.95	$24.04
Second	.1825	38.06	20.30
Third	.1825	46.29	34.47
Fourth	.19	59.77	44.99

(b) Use of Proceeds. Not applicable.

(c) Issuer Purchases of Equity Securities

	Total Number of Shares Repurchased	Average Price Paid per Share	Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2010 to August 31, 2010	42	$64.17	42	773
September 1, 2010 to September 30, 2010	89	$68.29	89	684
October 1, 2010 to October 31, 2010	33	$74.00	33	651
Total	164		164	

(1) On December 10, 2008 the board of directors approved a stock repurchase program of up to 1,000 shares. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. Shares purchased are treated as treasury shares until used for such purposes. The repurchase program is being funded using working capital.

Performance Graph

The following is a graph that compares the five-year cumulative return, calculated on a dividend-reinvested basis, from investing $100 on November 1, 2005 in Nordson common shares, the S&P MidCap 400 Index, the S&P MidCap 400 Industrial Machinery and the S&P 500 Industrial Machinery.



COMPARISON OF CUMULATIVE TOTAL RETURN
NORDSON CORPORATION
S&P MIDCAP 400
S&P 500 IND. MACHINERY
S&P MIDCAP 400 IND. MACHINERY
DOLLARS
300
250
200
150
100
50
0
2005
2006
2007
2008
2009
2010

	Period Ending					
Company/Market/Peer Group	2005	2006	2007	2008	2009	2010
NORDSON CORPORATION	$100.0	$125.51	$148.20	$103.61	$151.25	$226.38
S&P MIDCAP 400	$100.0	$113.43	$132.73	$ 84.33	$ 99.67	$127.21
S&P 500 IND. MACHINERY	$100.0	$119.55	$149.66	$ 85.66	$114.62	$146.66
S&P MIDCAP 400 IND. MACHINERY	$100.0	$122.77	$159.58	$ 92.40	$114.22	$148.45

Item 6. Selected Financial Data

Five-Year Summary

(In thousands except for per-share amounts)	2010	2009	2008	2007	2006
Operating Data[a]					
Sales	**$1,041,551**	$ 819,165	$1,124,829	$ 993,649	$892,221
Cost of sales	**419,937**	350,239	494,394	439,804	379,800
% of sales	**40**	43	44	44	43
Selling and administrative expenses	**384,752**	337,294	434,476	401,294	362,179
% of sales	**37**	41	39	40	41
Severance and restructuring costs	**2,029**	16,396	5,621	409	2,627
Goodwill and long-lived asset impairments	**—**	243,043	—	—	—
Operating profit (loss)	**234,833**	(127,807)	190,338	152,142	147,615
% of sales	**23**	(16)	17	15	17
Income (loss) from continuing operations	**168,048**	(160,055)	117,504	90,692	97,667
% of sales	**16**	(20)	10	9	11
Financial Data[a]					
Working capital	**$ 259,117**	$ 190,249	$ 180,317	$ 180,010	$105,979
Net property, plant and equipment and other non-current assets	**535,323**	544,003	782,356	801,916	475,586
Total invested capital[b]	**567,323**	508,989	847,253	846,911	498,978
Total assets	**986,354**	890,674	1,166,669	1,211,840	822,890
Long-term liabilities	**289,368**	364,276	388,561	450,809	151,037
Shareholders' equity	**505,072**	369,976	574,112	531,117	430,528
Return on average invested capital — %[c]	**31**	10(d)	15	14	21
Return on average shareholders' equity — %[e]	**40**	(28)	20	19	26
Per-Share Data[a]					
Average number of common shares	**33,805**	33,565	33,746	33,547	33,365
Average number of common shares and common share equivalents	**34,221**	33,565	34,307	34,182	34,180
Basic earnings (loss) per share from continuing operations	**$ 4.97**	$ (4.77)	$ 3.48	$ 2.70	$ 2.93
Diluted earnings (loss) per share from continuing operations	**4.91**	(4.77)	3.43	2.65	2.86
Dividends per common share	**0.78**	0.7375	0.73	0.70	0.67
Book value per common share	**14.88**	10.99	17.03	15.76	12.89

(a) See accompanying Notes to Consolidated Financial Statements.

(b) Notes payable, plus current portion of long-term debt, plus long-term debt, minus cash and marketable securities, plus shareholders' equity.

(c) Income from continuing operations, plus after-tax interest expense on borrowings as a percentage of average quarterly borrowings (net of cash) plus average quarterly equity over five accounting periods.

(d) The percentage for 2009 excludes goodwill and long-lived asset impairment charges. Including these charges, the return on average invested capital for 2009 would have been negative 21 percent.

(e) Income from continuing operations as a percentage of shareholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate the accounting policies and estimates that are used to prepare financial statements. We base our estimates on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates used by management.

Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below. On a regular basis, critical accounting policies are reviewed with the Audit Committee of the board of directors.

Revenue Recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to us. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in 2010, 2009 and 2008 were not material.

Goodwill — Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. For 2010 and 2009, our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment. Reporting units in the Advanced Technology Systems segment in 2010 are consistent with those used in 2009, except that Picodostec and YESTech are now included in the EFD and Dage reporting units, respectively.

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a reporting unit's fair value using a discounted cash flow valuation methodology and compare the result against the reporting unit's carrying value of net assets. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In step one, the assumptions used for discounted cash flow, revenue growth, operating margin, and working capital turnover are based on general management's strategic plans tempered by performance trends and reasonable expectations about those trends. Terminal value calculations employ a published formula known as the "Gordon Growth Model Method" that essentially captures the present value of perpetual cash flows beyond the last projected period assuming a constant Weighted Average Cost of Capital methodology (WACC) and growth rate. For each reporting unit, sensitivity calculations vary the discount and terminal growth rates in order to provide a range of assurance that our expected assumptions are fair for detecting impairment.

Discount rates were developed using a WACC methodology. The WACC represents the blended average required rate of return for equity and debt capital based on observed market return data and company specific risk factors. For 2010, the discount rates used ranged from 10 percent to 19 percent depending upon the reporting unit's size, end market volatility, and projection risk. The calculated internal rate of return for the step one consolidated valuation was 11.3 percent, the same as the calculated WACC for total Nordson.

To test the reasonableness of the discounted cash flow valuations, we performed the control premium test, which compares the sum of the fair values calculated for our reporting units (net of debt) to the market value of equity. The control premium was 7 percent as of the test date of July 31, 2010 and negative 12 percent as of our year-end of October 31, 2010. These comparisons indicated that the discounted cash flow valuation was reasonable. In addition, indications of value derived for each reporting unit using the market approach reconciled reasonably with the results of the discounted cash flow approach.

In 2010, the results of our step one testing indicated no impairment; therefore, the second step of impairment testing was not necessary.

In 2009, we determined that the second step of impairment testing was necessary. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon the results of our impairment testing, we recognized an impairment charge for a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616.

The excess of fair value (FV) over carrying value (CV) was compared to the carrying value for each reporting unit. Based on the results shown in the table below, our conclusion is that no indicators of impairment exist. Potential events or circumstances resulting in a negative effect to the estimated fair value could range from a further downturn in global economies to a much slower recovery than assumed.

	WACC	Excess of FV over CV	Goodwill
Adhesive Dispensing	10.0%	800%	$ 33,175
Asymtek	13.5%	877%	$ 15,185
EFD	12.0%	39%	$283,344
Dage and YESTech	19.0%	20%	$ 14,397

Indefinite-Lived Intangible Assets — Indefinite-lived intangible assets are trademarks and trade names associated with Dage, Picodostec and YESTech. These assets are not subject to amortization and must be tested for impairment annually or more often if indications of impairment exist. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. After an impairment charge is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment charge is prohibited.

The common valuation technique for trademark and trade names is the "relief from royalty method." The theory is that these assets relieve the owner from having to pay a hypothetical royalty attributable to an exclusive license for selling products under the trademark or trade name. The value of the hypothetical exclusive license is based upon the present value of a stream of hypothetical royalty payments, using assumptions for revenue growth (the same as for goodwill testing), discount rates (slightly more risk premium than for goodwill testing), royalty rates (based on market data), and tax amortization benefits (based upon statutory guidance).

No impairment charges related to indefinite-lived intangible assets were recorded in 2010. Impairment charges totaling $8,282 were recorded in 2009 as follows by reporting unit: Dage $5,365, Picodostec $157, YESTech $350, and TAH Industries $2,410. The charge for the TAH trade name was due to our branding program, under which TAH product lines are being integrated into and marketed as "Nordson EFD" over the next several years. Accordingly, the TAH trade name was converted to a finite-lived asset.

Other Long-Lived Assets — Our test for recoverability of long-lived depreciable and amortizable assets used undiscounted cash flows. Long-lived assets are grouped at the lowest level for which there is identifiable cash flows. The total carrying value of long-lived assets for each reporting unit has been compared to the forecasted cash flows of each reporting unit's long-lived assets being tested. Cash flows have been defined as earnings before interest, taxes, depreciation, and amortization, less annual maintenance capital spending.

Estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) are based on the remaining useful life of the asset. We believe that the relative value of long-lived assets within each reporting unit is a reasonable proxy for the relative importance of the assets in the production of cash flow. To get to a reasonable forecast period, the aggregate net book value of long-lived assets was divided by the current depreciation and amortization value to arrive at a blended remaining useful life. Our calculations for 2010 showed the undiscounted aggregate value of cash flows over the remaining useful life for each reporting unit was greater than the respective carrying value of the lived assets within each reporting unit, so no impairment charges were recognized.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 25 percent of consolidated inventories at October 31, 2010, and 26 percent at October 31, 2009, with the first-in, first-out (FIFO) method used for the remaining inventory. On an ongoing basis, inventory is tested for technical obsolescence, as well as for future demand and changes in market conditions. We have historically maintained inventory reserves to reflect those conditions when the cost of inventory is not expected to be recovered. Reserves are also maintained for inventory used for demonstration purposes. The inventory reserve balance was $16,802, $15,740 and $13,133 at October 31, 2010, 2009 and 2008, respectively.

Pension Plans and Postretirement Medical Plans — The measurement of liabilities related to our pension plans and postretirement medical plans is based on management's assumptions related to future factors, including interest rates, return on pension plan assets, compensation increases, mortality and turnover assumptions, and health care cost trend rates.

The weighted-average discount rate used to determine the present value of our domestic pension plan obligations was 5.21 percent at October 31, 2010 and 5.50 percent at October 31, 2009. The discount rate for these plans, which comprised 77 percent of the worldwide pension obligations at October 31, 2010, was based on quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled. The weighted-average discount rate used to determine the present value of our various international pension plan obligations was 4.17 percent at October 31, 2010, compared to 4.78 percent at October 31, 2009. The discount rates used for the international plans were determined by using quality fixed income investments with a duration period approximately equal to the period over which pension obligations are expected to be settled.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and actuarial experts in developing appropriate return assumptions. The expected rate of return (long-term investment rate) on domestic pension assets was 8.25 percent at October 31, 2010 and 8.51 percent at October 31, 2009. The average expected rate of return on international pension assets was 4.84 percent at October 31, 2010 and 4.85 percent at October 31, 2009.

The assumed rate of compensation increases for domestic employees was 3.30 percent for both 2010 and 2009. The assumed rate of compensation increases for international employees was 3.21 percent in 2010, compared to 2.86 percent in 2009.

Annual expense amounts are determined based on the discount rate used at the end of the prior year. Differences between actual and assumed investment returns on pension plan assets result in actuarial gains or losses that are amortized into expense over a period of years.

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2010	$ (2,077)	$ 2,953	$ (226)	$ 494
Effect on pension obligation as of October 31, 2010	$(24,337)	$ 30,486	$(11,368)	$14,527
Expected return on assets:				
Effect on total service and interest cost components in 2010	$ (1,727)	$ 1,728	$ (278)	$ 278
Effect on pension obligation as of October 31, 2010	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2010	$ 2,482	$ (2,435)	$ 251	$ (250)
Effect on pension obligation as of October 31, 2010	$ 26,009	$(13,568)	$ 8,644	$ (7,119)

With respect to the domestic postretirement medical plan, the discount rate used to value the benefit obligation decreased from 5.50 percent at October 31, 2009 to 5.25 percent at October 31, 2010. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 9.00 percent in 2011, decreasing gradually to 5.00 percent in 2020.

For the international postretirement plan, the discount rate used to value the benefit obligation was 5.75 percent at October 31, 2010 and 6.75 percent at October 31, 2009. The annual rate of increase in the per capita cost of covered benefits (the health care cost trend rate) is assumed to be 6.80 percent in 2011, decreasing gradually to 4.80 percent in 2013.

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2010	$ (468)	$ 562	$ (9)	$ 11
Effect on postretirement obligation as of October 31, 2010	$(7,040)	$ 8,801	$(131)	$ 176
Health care trend rate:				
Effect on total service and interest cost components in 2010	$ 503	$ (406)	$ 19	$ (14)
Effect on postretirement obligation as of October 31, 2010	$ 8,042	$(6,556)	$ 169	$(129)

Employees hired after January 1, 2002, are not eligible to participate in the domestic postretirement medical plan.

Pension and postretirement expenses in 2011 are expected to be approximately $5,000 lower than 2010, primarily due to a settlement loss in 2010 resulting from a lump sum retirement payment.

Financial Instruments — Assets, liabilities and commitments that are to be settled in cash and are denominated in foreign currencies are sensitive to changes in currency exchange rates. We enter into foreign currency forward contracts, which are derivative financial instruments, to reduce the risk of foreign currency exposures resulting from the collection of receivables, payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Forward contracts are not designated as hedging instruments and therefore are marked to market each accounting period, and the resulting gains or losses are included in "other — net" within other income (expense) in the Consolidated Statement of Income.

Warranties — We provide customers with a product warranty that requires us to repair or replace defective products within a specified period of time (generally one year) from the date of delivery or first use. An accrual is recorded for expected warranty costs for products shipped through the end of each accounting period. In determining the amount of the accrual, we rely primarily on historical warranty claims. Amounts charged to the warranty reserve were $6,068, $3,824 and $6,070 in 2010, 2009 and 2008, respectively. The reserve balance was $5,242, $4,587 and $5,336 at October 31, 2010, 2009 and 2008, respectively.

Long-Term Incentive Compensation Plan (LTIP) — Under the long-term incentive compensation plan, executive officers and selected other employees receive stock payouts based solely on corporate performance measures over three-year performance periods. Payouts vary based on the degree to which corporate performance equals or exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless certain threshold performance objectives are equaled or exceeded. The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculation is also based upon the grant date fair value determined using a Black-Scholes model. Payouts are recorded as capital in excess of stated value in shareholders' equity. The amount recorded at October 31, 2010 for the plans originating in 2008, 2009 and 2010 was $3,879.

Compensation expense attributable to all LTIP performance periods for executive officers and selected other employees for 2010 and 2008 was $3,879 and $4,762, respectively. There was $5,014 credited to expense attributable to all LTIP performance periods for executive officers and selected other employees for 2009 due to economic effects.

2010 and 2009

Sales — Worldwide sales for 2010 were $1,041,551, an increase of 27.1 percent from 2009 sales of $819,165. Sales volume increased 25.5 percent, and favorable currency effects caused by the weaker U.S. dollar increased sales by 1.6 percent.

As used throughout this Form 10-K, geographic regions include the Americas (Canada, Mexico and Central and South America), Asia Pacific (excludes Japan), Europe, Japan, and the United States.

Sales of the Adhesive Dispensing Systems segment were $525,290 in 2010, an increase of $64,544, or 14.0 percent, from 2009 sales of $460,746. The increase was the result of a sales volume increase of 12.0 percent and favorable currency effects that increased sales by 2.0 percent. Sales volume increased in all geographic regions and was particularly strong in Asia Pacific.

Sales of the Advanced Technology Systems segment were $380,304 in 2010, an increase of $131,477, or 52.8 percent, from 2009 sales of $248,827. The increase was the result of a sales volume increase of 52.2 percent and favorable currency effects that increased sales by 0.6 percent. Within the segment, significant volume increases occurred in all geographic regions and were most pronounced in Asia Pacific due to higher demand in consumer electronics end markets.

Current year sales of the Industrial Coating Systems segment were $135,957, an increase of $26,365, or 24.1 percent, from prior year sales of $109,592. The increase was the result of a sales volume increase of 22.2 percent and favorable currency effects that increased sales by 1.9 percent. Sales volume, which increased in all geographic regions except Japan, was most pronounced in Asia Pacific.

Sales outside the United States accounted for 73.4 percent of our sales in 2010, up from 71.3 percent last year. Sales increased in all five geographic regions in which we operate. In Asia Pacific, sales were $253,460 in 2010, an increase of 73.5 percent from 2009. Sales volume increased 70.4 percent, and favorable currency effects added 3.1 percent. In the Americas, sales were $77,592 up 29.5 percent from the prior year. Sales volume increased 21.8 percent and favorable currency effects increased sales by 7.7 percent. In the United States, sales were $277,262 in 2010, an increase of 17.8 percent from 2009. In Japan, sales were $95,789, up 16.9 percent from 2009. Sales volume increased 11.0 percent, and favorable currency effects added 5.9 percent. In Europe, sales were $337,448 in 2010, an increase of 14.0 percent from 2009. Sales volume increased 14.4 percent, and unfavorable currency effects reduced sales by 0.4 percent.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior year.

Operating profit — Cost of sales in 2010 were $419,937, up 19.9 percent from 2009. The increase compared to the prior year is due to increased sales volume, but produced more favorable margins. Gross margins, expressed as a percentage of sales, increased to 59.7 percent in 2010 from 57.2 percent in 2009. The gross margin percentage increase in the current year was due to higher absorption of fixed overhead costs, the impact of cost reduction activities taken in 2009, more profitable product line mix and favorable currency effects.

Selling and administrative expenses, excluding severance and restructuring costs, were $384,752 in 2010, an increase of $47,458, or 14.1 percent, from 2009. The increase was largely due to higher incentive compensation expenses resulting from a higher level of business activity in the current year. In addition, currency translation effects increased selling and administrative costs by 1.5 percent. Selling and administrative expenses as a percentage of sales decreased to 36.9 percent in 2010 from 41.2 percent in 2009 due to the higher level of sales and the favorable effects of restructuring activities.

On June 30, 2010, we sold our graphic arts and lamps product lines to Baldwin Technology Company, Inc. These product lines were reported in the Advanced Technology Systems segment. We recognized a pretax loss on disposition of $357, which is reflected in selling and administrative expenses in the Consolidated Statement of Income. Results of operations and net assets of the divested product lines were immaterial to our consolidated results of operations, financial position and cash flows.

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in the United States and Europe was announced. In response to the continuing economic crisis, additional cost reduction actions were taken in 2009 and 2010. Total severance and related costs of these actions were $5,561 in 2008 and $16,396 in 2009 and $2,029 in 2010. Severance costs were recorded in the Corporate segment.

In 2009 we recognized goodwill and long-lived asset impairment charges of $243,043. Of this amount, $232,789 related to goodwill, $8,282 related to indefinite lived trade name assets and $1,972 related to other long-lived assets. Additional information regarding these charges is described in the Critical Accounting Policies and Estimates section.

Operating profit as a percent of sales was 22.5 percent in 2010 compared to negative 15.6 percent in 2009. Goodwill and long-lived impairment charges accounted for 29.7 percent of the 38.1 percent change. The remainder of the change was primarily due to sales mix yielding higher gross margins, effects of cost reduction activities taken in 2008 and 2009 that resulted in operating costs increasing at a slower rate than sales, and higher severance and restructuring costs in 2009.

Segment operating profit margins in 2010 and 2009 were as follows:

Segment	2010	2009
Adhesive Dispensing Systems	**31.7%**	27.7%
Advanced Technology Systems	**22.7%**	(86.2)%
Industrial Coating Systems	**9.2%**	(6.7)%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating profit margins. Operating margins for each segment were favorably impacted by a weaker dollar during the year as compared to the prior year.

Operating profit as a percent of sales for the Adhesive Dispensing Systems segment increased to 31.7 percent in 2010 from 27.7 percent in 2009. The increase was primarily due to higher gross margin percentages and to sales volume increasing at a higher rate than selling and administrative expenses.

Operating profit as a percent of sales for the Advanced Technology Systems segment was 22.7 percent in 2010 compared to an operating loss of 86.2 percent of sales in 2009. The change was due primarily to goodwill and long-lived asset impairment charges of $239,427 in the prior year. Excluding these impairment charges, operating margin was 10.1 percent. The increase from 10.1 percent to 22.7 percent was primarily due to sales volume increasing at a higher rate than selling and administrative expenses.

Operating profit as a percent of sales for the Industrial Coating Systems segment was 9.2 percent in 2010 compared to an operating loss of 6.7 percent of sales in 2009. The prior year included a goodwill impairment charge of $3,616. Excluding this charge, operating margin was negative 3.4 percent in 2009. The profitability improvement in 2010 was primarily due to higher gross margin percentages and to sales volume increasing at a higher rate than selling and administrative expenses.

Interest and other income (expense) — Interest expense in 2010 was $6,263, a decrease of $1,508, or 19.4 percent, from 2009. The decrease was primarily due to lower borrowing levels in the current year. Interest income was $819 in 2010, up from $492 in 2009. The increase was primarily due to a higher level of short-term investments in the current year. Other income in 2010 was $1,930 compared to $7,895 in 2009. Included in these amounts were foreign currency gains of $1,221 in 2010 and $1,571 in 2009. The prior year also included a $5,011 gain on the sale of real estate in Westlake, Ohio.

Income taxes — Income tax expense in 2010 was $63,271, or 27.4 percent of pre-tax income. Income tax expense in 2009 was $32,864. Most of the goodwill and long-lived asset impairment charges recorded in 2009 were not deductible for income tax purposes.

The 2010 effective tax rate was positively impacted by a tax benefit of $10,243 from the write-off of the tax basis in our UV graphics arts and lamps product lines. The current year tax rate was also positively impacted by consolidation of certain operations and legal entities, resulting in a $3,616 tax benefit, and by the utilization of foreign operating tax loss carryforwards.

The 2010 effective rate was impacted by an additional tax charge of $5,249 resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. This charge was due to a reduction in the value of a deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Net income (loss) — Net income was $168,048, or $4.91 per diluted share, in 2010. This compares to a net loss of $160,055, or $4.77 per diluted share, in 2009.

Recently issued accounting standards — In September 2006, the FASB issued a standard regarding fair value measurements. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued an update that permitted a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted the non-deferred portion of the standard as of November 1, 2008 and the deferred portion of the standard as of November 1, 2009. The adoptions did not impact our results of operations or financial position.

In December 2007, the FASB issued a standard that provides greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. We adopted this standard as of November 1, 2009, and the adoption did not have a material impact on our results of operations or financial position. The future impact will depend on the nature and significance of future acquisitions.

In December 2007, the FASB issued a pronouncement that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. We adopted this pronouncement as of November 1, 2009. The impact of adoption will depend on future transactions. To date, there was no impact of the adoption on our results of operations or financial position.

In December 2008, the FASB issued a standard that enhances the required disclosures about plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. We adopted this standard as of October 31, 2010, and the required disclosures are contained in Note 3.

In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We must adopt this standard in 2011. The adoption is not expected to have a material effect on our results of operations or financial position.

2009 and 2008

Sales — As a result of the global economic slowdown, worldwide sales for 2009 were $819,165, a decrease of 27.2 percent from 2008 sales of $1,124,829. Sales volume decreased 23.3 percent, and unfavorable currency translation effects caused by the stronger United States dollar decreased sales by an additional 3.9 percent over the prior year.

Sales of the Adhesive Dispensing Systems segment were $460,746 in 2009, a decrease of $119,965, or 20.7 percent, from 2008. The change was the result of a sales volume decrease of 16.3 percent and unfavorable currency translation effects that reduced sales by an additional 4.4 percent. The sales decrease was largely attributable to large-dollar system product lines, with sales to consumer non-durable end markets, such as packaging and nonwovens, remaining more stable. All product lines within this segment and all geographic regions experienced sales volume decreases from the prior year.

Sales of the Advanced Technology Systems segment were $248,827 in 2009, a decrease of $118,539, or 32.3 percent from 2008. Sales volume decreased 28.2 percent, and unfavorable currency translation effects decreased sales by 4.1 percent. Within the segment, volume decreases occurred in all product lines and all geographic regions largely due to reduced demand in semiconductor and consumer electronics end markets.

Industrial Coating Systems segment sales in 2009 were $109,592, a decrease of $67,160, or 38.0 percent, from the prior year. The decrease was the result of a sales volume decrease of 35.9 percent and unfavorable currency translation effects of 2.1 percent. The sales volume decline was largely due to the lack of capital spending in consumer durable end markets. Within the segment, volume decreases occurred in all product lines and all geographic regions.

Sales outside the United States accounted for 71.3 percent of total 2009 sales, compared to 71.9 percent in 2008. Sales volume in 2009 decreased from the prior year in all five geographic regions in which we operate. Sales volume was down 31.6 percent in Japan, 25.4 percent in the United States, 22.9 percent in Europe, 19.3 percent in Asia Pacific and 14.0 percent in the Americas. Sales in all international regions, except Japan, were negatively impacted by the stronger U.S. dollar.

It is estimated that the effect of pricing on total revenue was neutral relative to the prior year.

Operating profit — Cost of sales in 2009 was $350,239, down 29.2 percent from 2008, due primarily to the decrease in sales volume. Currency effects reduced cost of sales by 2.8 percent. Gross margins, expressed as a percent of sales, increased to 57.2 percent in 2009 from 56.0 percent in 2008. The increase was due primarily to a higher mix of consumables and aftermarket part sales compared to engineered systems sales. The gross margin percentage was also impacted by a reduction of overhead costs related to initiatives to reduce spending in response to the economic slowdown.

Selling and administrative expenses, excluding severance and restructuring costs, were $337,294 in 2009, a decrease of $97,182, or 22.4 percent, from 2008. The decrease was largely due to reduced compensation expenses associated with lower employment levels, furloughs, lower incentive compensation expense, and tightened control over discretionary spending. In addition, currency translation effects decreased selling and administrative costs by 4.2 percent. Selling and administrative expenses as a percentage of sales increased to 41.2 percent in 2009 from 38.6 percent in 2008 due to the lower level of sales.

In September 2008, a cost reduction program that involved a combination of non-workforce related efficiencies and workforce reductions primarily in the United States and Europe was announced. In response to the continuing economic crisis, additional cost reduction actions were taken in 2009. The total severance and related costs of these actions were $5,561 in 2008 and $16,396 in 2009. Severance costs were recorded in the Corporate segment.

In 2009 we recognized goodwill and long-lived asset impairment charges of $243,043. Of this amount, $232,789 related to goodwill, $8,282 related to indefinite lived trade name assets and $1,972 related to other long-lived assets. Additional information regarding these charges is described in the Critical Accounting Policies and Estimates section.

Operating margin was negative 15.6 percent in 2009 compared to operating profit of 16.9 percent in 2008. Goodwill and long-lived impairment charges accounted for 29.7 percent of the 32.5 percent change. The remainder of the decrease was due primarily to the reduction in sales volume.

Segment operating profit margins in 2009 and 2008 were as follows:

Segment	2009	2008
Adhesive Dispensing Systems	27.7%	25.0%
Advanced Technology Systems	(86.2)%	16.8%
Industrial Coating Systems	(6.7)%	6.2%

Operating capacity for each of our segments can support fluctuations in order activity without significant changes in operating costs. Also, currency translation affects reported operating profit margins. Operating margins for each segment were unfavorably impacted by a stronger dollar during the year as compared to the prior year.

Operating margin for the Adhesive Dispensing Systems segment was 27.7 percent, up from 25.0 percent in 2008. The increase was due primarily to a higher gross margin percentage resulting from a mix of more consumables and aftermarket part sales compared to engineered systems sales in 2009.

Operating margin for the Advanced Technology Systems segment was negative 86.2 percent in 2009 as compared to an operating profit margin of 16.8 percent in 2008. The change was due primarily to goodwill and long-lived asset impairment and charges of $239,427. Excluding these impairment charges, operating margin was 10.1 percent in 2009. The decrease from the prior year was due primarily to sales volume decreasing at a higher rate than both cost of sales and selling and administrative expenses.

Operating margin for the Industrial Coating Systems segment was negative 6.7 percent in 2009 as compared to an operating profit margin of 6.2 percent in 2008. The current year included a goodwill impairment charge of $3,616. Excluding this charge, operating margin was negative 3.4 percent. The change from 2008 was due primarily to sales volume decreasing at a higher rate than selling and administrative expenses.

Interest and other income (expense) — Interest expense in 2009 was $7,771, a decrease of $8,943, or 53.5 percent from 2008 due to lower borrowing levels and lower interest rates. Other income was $7,895 in 2009, compared to $4,914 in 2008. Included in other income (expense) were currency gains of $1,571 in 2009 and $2,153 in 2008. A $5,011 gain on the sale of real estate in Westlake, Ohio was included in 2009 other income.

Income taxes — Income tax expense was $32,864 in 2009. Most of the goodwill and long-lived asset impairment charges in 2009 were non-deductible for income tax purposes. Income tax expense for 2008 was $62,284.

Net income (loss) — Net loss was $160,055, or $4.77 per diluted share, in 2009. This compares to net income of $117,504, or $3.43 per diluted share, in 2008.

Liquidity and Capital Resources

Cash provided by operations in 2010 was $140,186, compared to $168,677 in 2009. The primary sources were net income (loss), non-cash items and the tax benefit from the exercise of stock options, totaling $213,756 compared to $138,529 in 2009. Operating assets and liabilities used $73,570 of cash in 2010 compared to 2009 when operating assets and liabilities generated $30,148 of cash. The primary reasons for the change were a higher level of business activity resulting in higher operating assets and one-time postretirement payments and cash contributions to U.S. pension plans in 2010 totaling $79,514.

Cash used by investing activities was $41,324 in 2010 compared to $3,939 in 2009. Capital expenditures were $14,317 in 2010, up from $12,514 in the prior year. Significant capital expenditures in 2010 included construction of our new corporate headquarters facility to replace the facility sold in 2009, continuing rollout of SAP enterprise management software and various projects that improve manufacturing and distribution. In 2009, proceeds from the sale of property, plant and equipment were $8,611 and primarily consisted of the sale of our Westlake, Ohio corporate headquarters building and a portion of the real property surrounding the building. In 2010 the acquisition of GLT used $18,576 of cash, and cash of $7,795 was used to purchase marketable securities, primarily bank certificates of deposit.

Cash of $79,275 was used for financing activities in 2010, compared to $161,018 in 2009. The current year included net repayments of $45,135 of short and long-term borrowings, compared to $127,268 in the prior year. Issuance of common shares related to employee benefit plans generated $13,828 of cash in 2010, up from $2,986 in 2009, and the tax benefit from stock option exercises was $7,798 in the current year, up from $284 in the prior year. These increases were the result of more stock option exercises due to the higher price of our common stock. Purchases of treasury shares used $24,935 of cash in 2010, up from $7,115 in 2009, as we focused on repayment of debt in the prior year. Dividend payments were $26,439 in 2010, up from $24,747 in 2009 due to an increase in the annual dividend to $0.78 per share from $0.7375 per share.

The following is a summary of significant changes by balance sheet caption from October 31, 2009 to October 31, 2010. Receivables, inventories and accounts payable increased due primarily to higher level of business activity in the fourth quarter of 2010 compared to the fourth quarter of 2009. Prepaid expenses decreased primarily due to the sale of the UV Curing graphic arts and lamps product lines in 2010. Goodwill increased primarily due to the purchase of GLT in 2010. Long-term deferred income taxes changed from a net asset position of $18,119 at the end of 2009 to a net liability position of $9,745 at the end of 2010. The primary reasons for the change were the acceleration of a tax deduction related to a pension contribution made in 2010 and a change to the tax treatment associated with Medicare Part D subsidies. The increase in other long-term assets is largely due to a long-term receivable associated with the sale of UV Curing graphic arts and lamps product lines, and increases in pension assets and in the market value of assets held in a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The increase in income taxes payable is largely due to a higher profitability level in 2010. The increase in accrued liabilities is primarily due to accruals for salaries and incentive compensation offset by payments of supplemental pension and deferred compensation liabilities. Current maturities of long-term debt increased due to scheduled repayments of Senior Notes. The decrease in long-term pension and retirement obligations is the result of the pension plan contributions referred to above partially offset by the effects of lower discount rates.

On December 10, 2008, the board of directors approved a stock repurchase program of up to 1,000 shares. Uses for repurchased shares include the funding of benefit programs including stock options, nonvested stock and 401(k) matching. During 2010, we repurchased 348 shares authorized to be repurchased under this program.

The following table summarizes contractual obligations as of October 31, 2010:

	Payments Due by Period				
Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Long-term debt[1]	$110,260	$14,260	$ 96,000	$ —	$ —
Interest payments on long-term debt[1]	6,362	3,084	3,278	—	—
Capital lease obligations[2]	9,260	4,880	3,999	373	8
Operating leases[2]	25,602	9,001	6,609	2,643	7,349
Notes payable[3]	2,160	2,160	—	—	—
Contributions related to pension and postretirement benefits[4]	5,214	5,214	—	—	—
Purchase obligations[5]	38,456	37,600	856	—	—
Total obligations	$197,314	$76,199	$110,742	$3,016	$7,357

(1) We have a $400,000 unsecured, multicurrency credit facility with a group of banks that expires in 2012 and may be increased to $500,000 under certain conditions. At October 31, 2010, $46,000 was outstanding under this facility, compared to $88,000 outstanding at October 31, 2009. There are two primary financial covenants that must be met under this facility. The first covenant limits the amount of total indebtedness that can be incurred to 3.5 times consolidated trailing EBITDA (both indebtedness and EBITDA as defined in the credit agreement). The second covenant requires consolidated trailing EBITDA to be at least three times consolidated trailing interest expense (both as defined in the credit agreement). At October 31, 2010, we were in compliance with all debt covenants, and the amount we could borrow under the credit facility would not have been limited by any debt covenants.

In 2008, we entered into a Note Purchase and Private Shelf Agreement (the Agreement) with Prudential Investment Management, Inc. The Agreement consists of a $50,000 Senior Note and a $100,000 Private Shelf Facility. The Senior Note bears interest at a rate of 4.98 percent and matures on February 22, 2013. The Agreement also contains customary events of default and covenants related to limitations on indebtedness and the maintenance of certain financial ratios. We were in compliance with all covenants at October 31, 2010. Under the Private Shelf Facility, we may also borrow during the next three years up to $100,000 at interest rates in effect at the time of borrowing. Borrowings can be for up to 12 years with an average life not to exceed 10 years. At October 31, 2010, the amount we could borrow under the Private Shelf Facility would not have been limited by any debt covenants.

See Note 8 for additional information.

(2) See Note 6 for additional information.

(3) We have various lines of credit with foreign banks totaling $39,710, of which $37,550 was unused at October 31, 2010. See Note 7 for additional information.

(4) Pension and postretirement plan funding amounts after 2011 will be determined based on the future funded status of the plans and therefore cannot be estimated at this time. See Note 3 for additional information.

(5) Purchase obligations primarily represent commitments for materials used in our manufacturing processes that are not recorded in our Consolidated Balance Sheet.

We believe that the combination of present capital resources, internally generated funds and unused financing sources are more than adequate to meet cash requirements for 2011. There are no significant restrictions limiting the transfer of funds from international subsidiaries to the parent company.

Outlook

Our operating performance in 2010 rebounded from 2009, which was affected by disruptions in global financial markets and the general economic environment. Going forward, we are well positioned to manage our liquidity. Our liquidity needs arise from working capital requirements, capital expenditures and principal and interest payments on indebtedness. Primary sources of capital to meet these needs are cash provided by operations and borrowings under our loan agreements. In 2010, cash from operations was 13 percent of revenue, including voluntary contributions to our U.S. pension plans and one-time postretirement payments representing 8 percent of revenue, compared to 20 percent in 2009. Comparatively, during the 2001 and 2002 recession years, cash from operations were 10 percent and 20 percent, respectively, and then ranged from 10 percent to 14 percent in subsequent years until 2009. Funds provided by borrowings occur under a $400,000 five-year committed revolving line of credit with a group of domestic and international banks that expires in 2012. As of October 31, 2010 we were in compliance with the financial covenant of this credit facility and have $354,000 available borrowing capacity. In addition, in February 2008, we entered into a $100,000 Master Shelf Arrangement with the Prudential Insurance Company to allow for the issuance of medium to long-term unsecured notes. As of October 31, 2010, we are in compliance with the financial covenant relating to a $50,000 five-year note issued under this arrangement. While these facilities provide the contractual terms for any borrowing, we cannot be assured that these facilities would be available in the event that these financial institutions failed to remain sufficiently capitalized.

Following the rebound in 2010, we move forward with caution in our approach to 2011. Our priorities for 2011 are focused on maintaining operational improvements achieved over the past two years through a combination of non-workforce related efficiencies and workforce reductions. We will continue to utilize lean concepts within our operations. We expect these efforts will provide sufficient cash from operations to meet our liquidity needs, as well as enable us to invest in the development of new applications and markets for our technologies and pursue strategic acquisition opportunities. With respect to spending, the table above presents our financial obligations as $197,314, of which $76,199 is payable in 2011. On December 10, 2008, our board of directors approved a stock repurchase program of up to 1,000 shares. Under this authorization, the timing and actual number of shares subject to repurchase are at the discretion of management and are contingent on a number of factors including levels of cash generation from operations, cash requirements for acquisitions, repayment of debt and our share price. Capital expenditures for 2011 will be focused primarily upon our in-process rollout of SAP and various facility projects that improve manufacturing and distribution.

Effects of Foreign Currency

The impact of changes in foreign currency exchange rates on sales and operating results cannot be precisely measured due to fluctuating selling prices, sales volume, product mix and cost structures in each country where we operate. As a general rule, a weakening of the United States dollar relative to foreign currencies has a favorable effect on sales and net income, while a strengthening of the dollar has a detrimental effect.

In 2010, as compared with 2009, the United States dollar was generally weaker against foreign currencies. If 2009 exchange rates had been in effect during 2010, sales would have been approximately $12,944 lower and third-party costs would have been approximately $5,208 lower. In 2009, as compared with 2008, the United States dollar was generally stronger against foreign currencies. If 2008 exchange rates had been in effect during 2009, sales would have been approximately $43,952 higher and third-party costs would have been approximately $31,898 higher. These effects on reported sales do not include the impact of local price adjustments made in response to changes in currency exchange rates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currencies are recorded and the dates they are settled. We regularly use foreign exchange contracts to reduce our risks related to most of these transactions. These contracts, primarily associated with the Euro, Yen and British Pound, typically have maturities of 90 days or less, and generally require the exchange of foreign currencies for United States dollars at rates stated in the contracts. Gains and losses from changes in the market value of these contracts offset foreign exchange losses and gains, respectively, on the underlying transactions. Other transactions denominated in foreign currencies are designated as hedges of our net investments in foreign subsidiaries or are intercompany transactions of a long-term investment nature. As a result of the use of foreign exchange contracts on a routine basis to reduce the risks related to most of our transactions denominated in foreign currencies, as of October 31, 2010, we did not have material foreign currency exposure.

Note 9 to the financial statements contains additional information about our foreign currency transactions and the methods and assumptions used to record these transactions.

A portion of our operations is financed with short-term and long-term borrowings and is subject to market risk arising from changes in interest rates.

The tables that follow present principal repayments and related weighted-average interest rates by expected maturity dates of fixed-rate debt.

At October 31, 2010

	2011	2012	2013	2014	2015	There-after	Total Value	Fair Value
Annual repayments of long-term debt	**$14,260**	**$—**	**$50,000**	**$—**	**$—**	**$—**	**$64,260**	**$66,495**
Average interest rate of total borrowings outstanding during the year	**5.51%**	**4.98%**	**4.98%**	**—%**	**—%**	**—%**	**5.51%**	

At October 31, 2009

	2010	2011	2012	2013	2014	There-after	Total Value	Fair Value
Annual repayments of long-term debt	$4,290	$14,260	$—	$50,000	$—	$—	$68,550	$71,706
Average interest rate of total borrowings outstanding during the year	5.61%	5.51%	4.98%	4.98%	—%	—%	5.61%	

We also have variable-rate notes payable and long-term debt. The weighted average interest rate of this debt was 0.7 percent at October 31, 2010 and 0.6 percent at October 31, 2009. A one percent increase in interest rates would have resulted in additional interest expense of approximately $1,073 on the variable rate notes payable and long-term debt in 2010.

Inflation

Inflation affects profit margins as the ability to pass cost increases on to customers is restricted by the need for competitive pricing. Although inflation has been modest in recent years and has had no material effect on the years covered by these financial statements, we continue to seek ways to minimize the impact of inflation through focused efforts to increase productivity.

Trends

The Five-Year Summary in Item 6 documents our historical financial trends. Over this period, the world's economic conditions fluctuated significantly. Our solid performance is attributed to our participation in diverse geographic and industrial markets and our long-term commitment to develop and provide quality products and worldwide service to meet our customers' changing needs.

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995

This Form 10-K, particularly "Management's Discussion and Analysis," contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Such statements relate to, among other things, income, earnings, cash flows, changes in operations, operating improvements, businesses in which we operate and the United States and global economies. Statements in this 10-K that are not historical are hereby identified as "forward-looking statements" and may be indicated by words or phrases such as "anticipates," "supports," "plans," "projects," "expects," "believes," "should," "would," "could," "hope," "forecast," "management is of the opinion," use of the future tense and similar words or phrases.

In light of these risks and uncertainties, actual events and results may vary significantly from those included in or contemplated or implied by such statements. Readers are cautioned not to place undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause our actual results to differ materially from the expected results are discussed in Item 1A, Risk Factors.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income

Years ended October 31, 2010, 2009 and 2008

(In thousands except for per-share amounts)	2010	2009	2008
Sales	**$1,041,551**	$ 819,165	$1,124,829
Operating costs and expenses:			
Cost of sales	**419,937**	350,239	494,394
Selling and administrative expenses	**384,752**	337,294	434,476
Severance and restructuring costs	**2,029**	16,396	5,621
Goodwill and long-lived asset impairments	**—**	243,043	—
	806,718	946,972	934,491
Operating profit (loss)	**234,833**	(127,807)	190,338
Other income (expense):			
Interest expense	**(6,263)**	(7,771)	(16,714)
Interest and investment income	**819**	492	1,250
Other — net	**1,930**	7,895	4,914
	(3,514)	616	(10,550)
Income (loss) before income taxes	**231,319**	(127,191)	179,788
Income tax provision:			
Current	**36,441**	28,809	54,929
Deferred	**26,830**	4,055	7,355
	63,271	32,864	62,284
Net income (loss)	**$ 168,048**	$(160,055)	$ 117,504
Average common shares	**33,805**	33,565	33,746
Incremental common shares attributable to outstanding stock options, nonvested stock and deferred stock-based compensation	**416**	—	561
Average common shares and common share equivalents	**34,221**	33,565	34,307
Basic earnings (loss) per share	**$ 4.97**	$ (4.77)	$ 3.48
Diluted earnings (loss) per share	**$ 4.91**	$ (4.77)	$ 3.43
Dividends declared per common share	**$ 0.78**	$ 0.7375	$ 0.73

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

October 31, 2010 and 2009

(In thousands)	2010	2009
Assets		
Current assets:		
Cash and cash equivalents	**$ 42,329**	$ 18,781
Marketable securities	**7,840**	43
Receivables — net	**243,790**	191,201
Inventories — net	**117,721**	97,636
Deferred income taxes	**33,576**	29,756
Prepaid expenses and other current assets	**5,775**	9,254
Total current assets	**451,031**	346,671
Property, plant and equipment — net	**116,395**	118,291
Goodwill	**347,326**	341,762
Intangible assets — net	**42,927**	42,144
Deferred income taxes	**—**	18,119
Other assets	**28,675**	23,687
	$ 986,354	$ 890,674
Liabilities and shareholders' equity		
Current liabilities:		
Notes payable	**$ 2,160**	$ 1,287
Accounts payable	**40,262**	33,368
Income taxes payable	**24,336**	12,347
Accrued liabilities	**96,133**	92,285
Customer advance payments	**10,999**	8,807
Current maturities of long-term debt	**14,260**	4,290
Current obligations under capital leases	**3,764**	4,038
Total current liabilities	**191,914**	156,422
Long-term debt	**96,000**	152,260
Obligations under capital leases	**3,316**	2,982
Pension and retirement obligations	**103,327**	133,082
Postretirement obligations	**53,919**	50,790
Deferred income taxes	**9,745**	—
Other liabilities	**23,061**	25,162
Shareholders' equity:		
Preferred shares, no par value; 10,000 shares authorized; none issued	**—**	—
Common shares, no par value; 80,000 shares authorized; 49,011 shares issued at October 31, 2010 and 2009	**12,253**	12,253
Capital in excess of stated value	**255,595**	241,494
Retained earnings	**797,695**	656,086
Accumulated other comprehensive loss	**(66,306)**	(55,470)
Common shares in treasury, at cost	**(494,165)**	(484,387)
Total shareholders' equity	**505,072**	369,976
	$ 986,354	$ 890,674

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years ended October 31, 2010, 2009 and 2008

(In thousands)	2010	2009	2008
Number of common shares in treasury			
Balance at beginning of year	**15,334**	15,304	15,301
Shares issued under company stock and employee benefit plans	**(724)**	(176)	(804)
Purchase of treasury shares	**466**	206	807
Balance at end of year	**15,076**	15,334	15,304
Common shares			
Balance at beginning and ending of year	**$ 12,253**	$ 12,253	$ 12,253
Capital in excess of stated value			
Balance at beginning of year	**$ 241,494**	$ 244,096	$ 224,411
Shares issued under company stock and employee benefit plans	**(1,330)**	(2,089)	874
Tax benefit from stock option and restricted stock transactions	**7,798**	285	9,002
Stock-based compensation	**7,633**	(798)	9,809
Balance at end of year	**$ 255,595**	$ 241,494	$ 244,096
Retained earnings			
Balance at beginning of year	**$ 656,086**	$ 840,888	$ 748,229
Adoption of FIN 48	**—**	—	(200)
Balance at beginning of year, adjusted	**656,086**	840,888	748,029
Net income (loss)	**168,048**	(160,055)	117,504
Dividends paid ($.78 per share in 2010, $.7375 per share in 2009, and $.73 per share in 2008)	**(26,439)**	(24,747)	(24,645)
Balance at end of year	**$ 797,695**	$ 656,086	$ 840,888
Accumulated other comprehensive income (loss)			
Balance at beginning of year	**$ (55,470)**	$ (40,795)	$ 8,200
Translation adjustments	**(4,361)**	40,240	(41,665)
Remeasurement of supplemental pension liability, net of tax of $1,648 in 2010 and $2,074 in 2009	**(2,746)**	(3,457)	—
Settlement loss recognized, net of tax of $(3,085) in 2010 and $(728) in 2009	**5,126**	1,188	—
Net prior service cost (credit) occurring during the year, net of tax of $3 in 2010, $(421) in 2009 and $343 in 2008	**18**	726	(761)
Net actuarial loss occurring during the year, net of tax of $4,756 in 2010, $30,339 in 2009 and $354 in 2008	**(8,873)**	(53,372)	(6,569)
Balance at end of year	**$ (66,306)**	$ (55,470)	$ (40,795)
Common shares in treasury, at cost			
Balance at beginning of year	**$(484,387)**	$(482,330)	$(461,976)
Shares issued under company stock and employee benefit plans	**20,309**	5,131	19,944
Purchase of treasury shares	**(30,087)**	(7,188)	(40,298)
Balance at end of year	**$(494,165)**	$(484,387)	$(482,330)
Total shareholders' equity	**$ 505,072**	$ 369,976	$ 574,112
Comprehensive income			
Net income (loss)	**$ 168,048**	$(160,055)	$ 117,504
Translation adjustments	**(4,361)**	40,240	(41,665)
Remeasurement of supplemental pension liability, net of tax of $1,648 in 2010 and $2,074 in 2009	**(2,746)**	(3,457)	—
Settlement loss recognized, net of tax of $(3,085) in 2010 and $(728) in 2009	**5,126**	1,188	—
Net prior service cost (credit) occurring during the year, net of tax of $3 in 2010, $(421) in 2009 and $343 in 2008	**18**	726	(761)
Net actuarial loss occurring during the year, net of tax of $4,756 in 2010, $30,339 in 2009 and $354 in 2008	**(8,873)**	(53,372)	(6,569)
Total comprehensive income (loss)	**$ 157,212**	$(174,730)	$ 68,509

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended October 31, 2010, 2009 and 2008

(In thousands)	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	**$ 168,048**	$(160,055)	$ 117,504
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**22,625**	26,310	26,440
Amortization	**6,263**	5,100	5,797
Goodwill and long-lived asset impairments	**—**	243,043	—
Provision for losses on receivables	**607**	1,998	413
Deferred income taxes	**26,830**	4,055	7,355
Tax benefit from the exercise of stock options	**(7,798)**	(284)	(9,002)
Non-cash stock compensation	**7,633**	(814)	9,247
Gain on sale of property, plant and equipment	**(18)**	(4,324)	(369)
Loss on divestiture	**357**	—	—
Other	**(10,791)**	23,500	(22,417)
Changes in operating assets and liabilities:			
Receivables	**(50,732)**	42,182	(8,118)
Inventories	**(15,004)**	22,688	(5,413)
Other current assets	**222**	1,170	156
Other noncurrent assets	**(2,837)**	(872)	7,534
Accounts payable	**7,046**	(10,257)	(7,678)
Income taxes payable	**18,170**	5,456	8,817
Accrued liabilities	**5,466**	(20,766)	(3,102)
Customer advance payments	**2,614**	853	(2,560)
Other noncurrent liabilities	**(38,515)**	(10,306)	(10,562)
Net cash provided by operating activities	**140,186**	168,677	114,042
Cash flows from investing activities:			
Additions to property, plant and equipment	**(14,317)**	(12,514)	(26,386)
Proceeds from sale of property, plant and equipment	**354**	8,611	2,349
Sale of product lines	**(990)**	—	—
Acquisition of businesses, net of cash acquired	**(18,576)**	—	(4,699)
Acquisition of non-controlling interest	**—**	—	(3,191)
Proceeds from sale of (purchases of) marketable securities	**(7,795)**	(36)	3
Net cash used in investing activities	**(41,324)**	(3,939)	(31,924)
Cash flows from financing activities:			
Proceeds from short-term borrowings	**12,566**	613	159,387
Repayment of short-term borrowings	**(11,411)**	(41,591)	(136,663)
Proceeds from long-term debt	**116,000**	46,200	108,530
Repayment of long-term debt	**(162,290)**	(132,490)	(192,820)
Repayment of capital lease obligations	**(4,392)**	(5,158)	(6,027)
Issuance of common shares	**13,828**	2,986	16,135
Purchase of treasury shares	**(24,935)**	(7,115)	(35,615)
Tax benefit from the exercise of stock options	**7,798**	284	9,002
Dividends paid	**(26,439)**	(24,747)	(24,645)
Net cash used in financing activities	**(79,275)**	(161,018)	(102,716)
Effect of exchange rate changes on cash	**3,961**	3,306	1,217
Increase (decrease) in cash and cash equivalents	**23,548**	7,026	(19,381)
Cash and cash equivalents at beginning of year	**18,781**	11,755	31,136
Cash and cash equivalents at end of year	**$ 42,329**	$ 18,781	$ 11,755

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

NOTE REGARDING AMOUNTS AND FISCAL YEAR REFERENCES

In this annual report, all amounts related to United States dollars and foreign currency and to the number of Nordson Corporation's common shares, except for per share earnings and dividend amounts, are expressed in thousands.

Unless otherwise noted, all references to years relate to our fiscal year ending October 31.

Note 1 — Significant accounting policies

Consolidation — The consolidated financial statements include the accounts of Nordson Corporation and majority-owned and controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes. Actual amounts could differ from these estimates.

Fiscal year — Our fiscal year ends on October 31.

Revenue recognition — Most of our revenues are recognized upon shipment, provided that persuasive evidence of an arrangement exists, the sales price is fixed or determinable, collectibility is reasonably assured, and title and risk of loss have passed to the customer. Revenues from contracts with multiple element arrangements, such as those including installation or other services, are recognized as each element is earned based on objective evidence of the relative fair value of each element. If the installation or other services are inconsequential to the functionality of the delivered product, the entire amount of revenue is recognized upon satisfaction of the criteria noted above. Inconsequential installation or other services are those that can generally be completed in a short period of time, at insignificant cost, and the skills required to complete these installations are not unique to us. If installation or other services are essential to the functionality of the delivered product, revenues attributable to these obligations are deferred until completed. Amounts received in excess of revenue recognized are included as deferred revenue within accrued liabilities in the accompanying balance sheets. Revenues deferred in 2010, 2009 and 2008 were not material.

Shipping and handling costs — Amounts billed to customers for shipping and handling are recorded as revenue. Shipping and handling expenses are included in cost of sales.

Advertising costs — Advertising costs are expensed as incurred and were $8,267, $6,512 and $9,888 in 2010, 2009 and 2008, respectively.

Research and development — Research and development costs are expensed as incurred and were $23,835, $25,528 and $33,566 in 2010, 2009 and 2008, respectively.

Earnings per share — Basic earnings per share are computed based on the weighted-average number of common shares outstanding during each year, while diluted earnings per share are based on the weighted-average number of common shares and common share equivalents outstanding. Common share equivalents consist of shares issuable upon exercise of stock options computed using the treasury stock method, as well as nonvested (restricted) stock and deferred stock-based compensation. Options whose exercise price is higher than the average market price are excluded from the calculation of diluted earnings per share because the effect would be anti-dilutive. For 2010 and 2008, the number of options excluded from the calculation of diluted earnings per share was 9 and 189, respectively, as the effect would have been anti-dilutive. When a loss is reported the denominator of diluted earnings per share cannot be adjusted for the dilutive impact of stock options and awards because doing so will result in anti-dilution. Therefore, for 2009, basic weighted-average shares outstanding are used in calculating diluted earnings per share.

Cash and cash equivalents — Highly liquid instruments with maturities of 90 days or less at date of purchase are considered to be cash equivalents. Cash and cash equivalents are carried at cost.

Marketable securities — Marketable securities consist primarily of short-term notes with maturities greater than 90 days at date of purchase, and all contractual maturities were within one year or could be callable within one year. Our marketable securities are classified as available for sale and are recorded at quoted market prices that approximate cost.

Allowance for doubtful accounts — An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of customers to make required payments. The amount of the allowance is determined principally on the basis of past collection experience and known factors regarding specific customers. Accounts are written off against the allowance when it becomes evident that collection will not occur.

Inventories — Inventories are valued at the lower of cost or market. Cost was determined using the last-in, first-out (LIFO) method for 25 percent of consolidated inventories at October 31, 2010, and 26 percent at October 31, 2009. The first-in, first-out (FIFO) method is used for all other inventories. Consolidated inventories would have been $7,855 and $7,783 higher than reported at October 31, 2010 and October 31, 2009, respectively, had the FIFO method, which approximates current cost, been used for valuation of all inventories. LIFO liquidations in 2009 increased cost of goods sold by $85.

Property, plant and equipment and depreciation — Property, plant and equipment are carried at cost. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Plant and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, in the case of property under capital leases, over the terms of the leases. Leasehold improvements are depreciated over the shorter of the lease term or their useful lives. Useful lives are as follows:

Land improvements	15-25 years
Buildings	20-40 years
Machinery and equipment	3-12 years
Enterprise management systems	5-10 years

Depreciation expense is included in cost of sales and selling and administrative expenses.

Internal use software costs are expensed or capitalized depending on whether they are incurred in the preliminary project stage, application development stage or the post-implementation stage. Amounts capitalized are amortized over the estimated useful lives of the software beginning with the project's completion. All re-engineering costs are expensed as incurred. Interest costs on significant capital projects are capitalized. No interest was capitalized in 2010, 2009 or 2008.

Goodwill and intangible assets — Goodwill is the excess of cost of an acquired entity over the amounts assigned to assets acquired and liabilities assumed in a business combination. The majority of goodwill relates to and is assigned directly to specific reporting units. Goodwill and indefinite-lived intangible assets consisting of certain trademarks and trade names are not amortized but are subject to annual impairment testing. Our annual impairment testing is performed as of August 1. Testing is done more frequently if an event occurs or circumstances change that would indicate the fair value of a reporting unit or other indefinite lived intangible assets is less than the carrying amount of those assets.

Notes to Consolidated Financial Statements — *(Continued)*

Other amortizable intangible assets, which consist primarily of patent costs, customer relationships, noncompete agreements, core/developed technology and finite-lived trade names, are amortized over their useful lives. At October 31, 2010, the weighted average useful lives for each major category of amortizable intangible assets were:

Patent costs	12.1 years
Customer relationships	12.5 years
Noncompete agreements	10.5 years
Core/developed technology	15.0 years
Trade name	4.1 years

Environmental remediation costs — Losses associated with environmental remediation obligations are accrued when such losses are probable and reasonably estimable. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs for future expenditures for environmental remediation obligations are not discounted to their present value.

Foreign currency translation — The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet dates. Income and expense items are translated at average monthly rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Generally, gains and losses from foreign currency transactions, including forward contracts, of these subsidiaries and the United States parent are included in net income. Gains and losses from intercompany foreign currency transactions of a long-term investment nature are included in accumulated other comprehensive income (loss).

Accumulated other comprehensive loss — Accumulated other comprehensive loss at October 31, 2010 and 2009, consisted of:

	2010	2009
Translation adjustments	**$ 36,478**	$ 40,839
Pension and postretirement benefit plan adjustments	**(102,784)**	(96,309)
	$ (66,306)	$(55,470)

Warranties — Our standard warranty program provides for repair or replacement of defective products within a specified time period (generally one year) measured from the date of delivery or first use. The estimate for future warranty-related costs is calculated based on actual historical return rates. Based on analysis of return rates and other factors, warranty provisions are adjusted as necessary. The liability for warranty costs is included in other accrued liabilities in the Consolidated Balance Sheet.

Following is a reconciliation of the product warranty liability for 2010 and 2009:

	2010	2009
Balance at beginning of year	**$ 4,587**	$ 5,336
Accruals for warranties	**6,068**	3,824
Warranty assumed from acquisition	**60**	—
Warranty of divested product lines	**(201)**	—
Warranty payments	**(5,210)**	(4,913)
Currency adjustments	**(62)**	340
Balance at end of year	**$ 5,242**	$ 4,587

Note 2 — Recently issued accounting standards

In September 2006, the FASB issued a standard regarding fair value measurements. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued an update that permitted a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted the non-deferred portion of the standard as of November 1, 2008 and the deferred portion of the standard as of November 1, 2009. The adoptions did not impact our results of operations or financial position.

In December 2007, the FASB issued a standard that provides greater consistency in the accounting and financial reporting of business combinations. The standard requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. We adopted this standard as of November 1, 2009, and the adoption did not have a material impact on our results of operations or financial position. The future impact will depend on the nature and significance of future acquisitions.

In December 2007, the FASB issued a pronouncement that establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. We adopted this pronouncement as of November 1, 2009. The impact of adoption will depend on future transactions. To date, there was no impact of the adoption on our results of operations or financial position.

In December 2008, the FASB issued a standard that enhances the required disclosures about plan assets in an employer's defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. We adopted this standard as of October 31, 2010, and the required disclosures are contained in Note 3.

In October 2009, the FASB issued authoritative guidance on multiple-deliverable revenue arrangements that addresses the unit of accounting for arrangements involving multiple deliverables. The guidance also addresses how arrangement consideration should be allocated to separate units of accounting, when applicable, and expands the disclosure requirements for multiple-deliverable arrangements. We must adopt this standard in 2011. The adoption is not expected to have a material effect on our results of operations or financial position.

Note 3 — Retirement, pension and other postretirement plans

Retirement plans — We have funded contributory retirement plans covering certain employees. Our contributions are primarily determined by the terms of the plans, subject to the limitation that they shall not exceed the amounts deductible for income tax purposes. We also sponsor unfunded contributory supplemental retirement plans for certain employees. Generally, benefits under these plans vest gradually over a period of approximately three years from date of employment, and are based on the employee's contribution. The expense applicable to retirement plans for 2010, 2009 and 2008 was approximately $7,945, $7,703 and $9,311, respectively.

Pension plans — We have various pension plans covering a portion of our United States and international employees. Pension plan benefits are generally based on years of employment and, for salaried employees, the level of compensation. Actuarially determined amounts are contributed to United States plans to provide sufficient assets to meet future benefit payment requirements. We also sponsor an unfunded supplemental pension plan for certain employees. International subsidiaries fund their pension plans according to local requirements.

Notes to Consolidated Financial Statements — *(Continued)*

A reconciliation of the benefit obligations, plan assets, accrued benefit cost and the amount recognized in financial statements for pension plans is as follows:

	United States		International	
	2010	2009	**2010**	2009
Change in benefit obligation:				
Benefit obligation at beginning of year	**$224,966**	$ 153,006	**$ 61,631**	$ 44,695
Service cost	**5,997**	4,177	**1,632**	1,315
Interest cost	**11,883**	11,897	**2,791**	2,625
Participant contributions	**—**	—	**128**	142
Plan amendments	**643**	—	**—**	—
Addition of plan	**—**	—	**1,241**	—
Foreign currency exchange rate change	**—**	—	**(448)**	4,823
Actuarial (gain) loss	**18,336**	67,033	**7,966**	10,827
Benefits paid	**(24,455)**	(11,147)	**(3,005)**	(2,796)
Benefit obligation at end of year	**$237,370**	$ 224,966	**$ 71,936**	$ 61,631
Change in plan assets:				
Beginning fair value of plan assets	**$113,356**	$ 104,790	**$ 28,833**	$ 24,590
Actual return on plan assets	**17,266**	14,284	**994**	2,029
Company contributions	**69,697**	5,429	**3,446**	3,413
Participant contributions	**—**	—	**128**	142
Foreign currency exchange rate change	**—**	—	**(597)**	1,455
Benefits paid	**(24,455)**	(11,147)	**(3,005)**	(2,796)
Ending fair value of plan assets	**$175,864**	$ 113,356	**$ 29,799**	$ 28,833
Funded status at end of year	**$ (61,506)**	$(111,610)	**$(42,137)**	$(32,798)
Amounts recognized in financial statements:				
Noncurrent asset	**$ —**	$ —	**$ 497**	$ 298
Accrued benefit liability	**(467)**	(10,428)	**(346)**	(1,196)
Pension and retirement obligations	**(61,039)**	(101,182)	**(42,288)**	(31,900)
Total amount recognized in financial statements	**$ (61,506)**	$(111,610)	**$(42,137)**	$(32,798)

Benefits paid for United States plans for 2010 and 2009 included lump sum settlement payments of $17,151 and $9,957, respectively.

	United States		International	
	2010	2009	2010	2009
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$123,449**	$121,865	**$17,486**	$9,499
Prior service cost (credit)	**2,695**	2,631	**14**	70
Accumulated other comprehensive (gain) loss	**$126,144**	$124,496	**$17,500**	$9,569
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 7,226**	$ 6,180	**$ 857**	$ 391
Amortization of prior service cost (credit)	**666**	580	**5**	53
Total	**$ 7,892**	$ 6,760	**$ 862**	$ 444

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2010	2009	2010	2009
Balance at beginning of year	**$124,496**	$ 62,852	**$ 9,569**	$ (769)
Net (gain) loss arising during the year	**15,787**	64,730	**8,319**	10,008
Prior service cost (credit) arising during the year	**643**	—	—	—
Net gain (loss) recognized during the year	**(6,181)**	(854)	**(369)**	19
Settlement loss	**(8,022)**	(1,629)	**(190)**	(287)
Prior service (cost) credit recognized during the year	**(579)**	(603)	**(49)**	(49)
Exchange rate effect during the year	—	—	**220**	647
Balance at end of year	**$126,144**	$124,496	**$17,500**	$ 9,569

Information regarding the accumulated benefit obligation is as follows:

	United States		International	
	2010	2009	2010	2009
For all plans:				
Accumulated benefit obligation	**$223,966**	$213,238	**$55,865**	$49,195
For plans with benefit obligations in excess of plan assets:				
Projected benefit obligation	**237,370**	224,966	**60,050**	55,881
Accumulated benefit obligation	**223,966**	213,238	**49,631**	47,402
Fair value of plan assets	**175,864**	113,356	**23,047**	26,731

Notes to Consolidated Financial Statements — *(Continued)*

Net pension benefit costs include the following components:

	United States			International		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 5,997**	$ 4,177	$ 5,389	**$ 1,632**	$ 1,315	$ 2,099
Interest cost	**11,883**	11,897	10,605	**2,791**	2,625	2,895
Expected return on plan assets	**(14,716)**	(11,982)	(11,642)	**(1,348)**	(1,210)	(1,470)
Amortization of prior service cost (credit)	**579**	603	633	**49**	49	55
Amortization of net actuarial (gain) loss	**6,181**	854	2,016	**369**	(19)	233
Settlement loss	**8,022**	1,629	—	**190**	287	—
Total benefit cost	**$ 17,946**	$ 7,178	$ 7,001	**$ 3,683**	$ 3,047	$ 3,812

Net periodic pension cost for 2010 and 2009 included settlement losses of $8,212 and $1,916, respectively, due to lump sum retirement payments.

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	United States			International		
	2010	2009	2008	**2010**	2009	2008
Discount rate	**5.21%**	5.50%	8.00%	**4.17%**	4.78%	5.87%
Expected return on plan assets	**8.25**	8.51	8.48	**4.84**	4.85	5.04
Rate of compensation increase	**3.30**	3.30	3.30	**3.21**	2.86	3.45

The amortization of prior service cost is determined using a straight-line amortization of the cost over the average remaining service period of employees expected to receive benefits under the plans.

In determining the expected return on plan assets, we consider both historical performance and an estimate of future long-term rates of return on assets similar to those in our plans. We consult with and consider the opinions of financial and other professionals in developing appropriate return assumptions.

Notes to Consolidated Financial Statements — *(Continued)*

Economic assumptions have a significant effect on the amounts reported. The effect of a one percent change in the discount rate, expected return on assets and compensation increase is shown in the table below. Bracketed numbers represent decreases in expense and obligation amounts.

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2010	$ (2,077)	$ 2,953	$ (226)	$ 494
Effect on pension obligation as of October 31, 2010	$(24,337)	$ 30,486	$(11,368)	$14,527
Expected return on assets:				
Effect on total service and interest cost components in 2010	$ (1,727)	$ 1,728	$ (278)	$ 278
Effect on pension obligation as of October 31, 2010	$ —	$ —	$ —	$ —
Compensation increase:				
Effect on total service and interest cost components in 2010	$ 2,482	$ (2,435)	$ 251	$ (250)
Effect on pension obligation as of October 31, 2010	$ 26,009	$(13,568)	$ 8,644	$ (7,119)

The allocation of pension plan assets as of October 31, 2010 and 2009, is as follows:

	United States		International	
	2010	2009	2010	2009
Asset Category				
Equity securities	**83%**	70%	**—%**	—%
Debt securities	**16**	29	**—**	—
Insurance contracts	**—**	—	**59**	61
Pooled investment funds	**—**	—	**40**	38
Other	**1**	1	**1**	1
Total	**100%**	100%	**100%**	100%

Our investment objective for defined benefit plan assets is to meet the plans' benefit obligations, while minimizing the potential for future required plan contributions.

United States plans comprise 86 percent of the worldwide pension assets. The investment strategies focus on asset class diversification, liquidity to meet benefit payments and an appropriate balance of long-term investment return and risk. Target ranges for asset allocations are determined by matching the actuarial projections of the plans' future liabilities and benefit payments with expected long-term rates of return on the assets, taking into account investment return volatility and correlations across asset classes. The target in "return-seeking assets" is 60 percent and 40 percent in fixed income. Plan assets are diversified across several investment managers and are generally invested in liquid funds that are selected to track broad market equity and bond indices. Investment risk is carefully controlled with plan assets rebalanced to target allocations on a periodic basis and continual monitoring of investment managers' performance relative to the investment guidelines established with each investment manager.

International plans comprise 14 percent of the worldwide pension assets. Asset allocations are developed on a country-specific basis. Our investment strategy is to cover pension obligations with insurance contracts or to employ independent managers to invest the assets.

Notes to Consolidated Financial Statements — *(Continued)*

The fair values of our pension plan assets at October 31, 2010 by asset category are in the table below. The inputs and methodology used to measure fair value are consistent with those described in Note 18.

	United States				International			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Cash	$ 580	$ 580	$ —	$ —	$ —	$ —	$ —	$ —
Money market funds	19,224	19,224	—	—	309	309	—	—
Equity securities:				—	—	—	—	
Basic materials	6,715	6,715	—	—	—	—	—	—
Consumer goods	3,652	3,652	—	—	—	—	—	—
Financial	9,586	9,586	—	—	—	—	—	—
Healthcare	4,483	4,483	—	—	—	—	—	—
Industrial goods	3,048	3,048	—	—	—	—	—	—
Services	5,955	5,955	—	—	—	—	—	—
Technology	4,339	4,339	—	—	—	—	—	—
Utilities	1,839	1,839	—	—	—	—	—	—
Mutual funds	87,339	87,339	—	—	—	—	—	—
Fixed income securities:								
U.S. Government	14,329	4,068	10,261	—	—	—	—	—
Corporate	14,489	—	14,489	—	—	—	—	—
Other	57	—	57	—	—	—	—	—
Other types of investments:								
Insurance contracts	—	—	—	—	17,699	—	—	17,699
Real estate	—	—	—	—	—	—	—	—
Pooled investment funds	—	—	—	—	11,791	—	11,791	—
Other	229	229	—	—	—	—	—	—
	$175,864	$151,057	$24,807	$ —	$29,799	$ 309	$11,791	$17,699

At October 31, 2010 and 2009, the pension plans did not have any investment in our common shares.

Following are the valuation methodologies used to measure the pension assets:

- **Money market funds** — Money market funds are public investment vehicles that are valued with a net asset value of one dollar. This is a quoted price in an active market and is classified as Level 1.
- **Equity securities** — Common stocks are valued at the closing price reported on the active market on which the individual securities are traded and are classified as Level 1. Mutual funds are valued at the net asset values of the shares at year-end, as determined by the closing price reported on the active market on which the individual securities are traded and are classified as Level 1.
- **Fixed income securities** — U.S. Treasury bills reflect the closing price on the active market in which the securities are traded and are classified as Level 1. Securities of U.S. agencies are valued using bid evaluations and a classified as Level 2. Corporate fixed income securities are valued using evaluated prices, such as dealer quotes, bids and offers and are therefore classified as Level 2.
- **Insurance contracts** — Insurance contracts are investments with various insurance companies. The assets are valued at the fair value as reported by the insurance companies. These contracts do not hold any specific assets. These investments are classified as Level 3.
- **Pooled investment funds** — These are public investment vehicles valued using the net asset value. The net asset value is based on the value of the assets owned by the plan, less liabilities. These investments are not quoted on an active exchange and are classified as Level 2.

The following table sets forth a summary of changes in fair value of the pension plan investments classified as Level 3 for the year ended October 31, 2010:

Balance at beginning of year	$17,600
Net unrealized gains	692
Purchases, sales, issuances and settlements, net	(231)
Transfers in (out)	—
Foreign currency translation	(362)
Balance at end of year	$17,699

Contributions to pension plans in 2011 are estimated to be approximately $2,811.

Retiree pension benefit payments, which reflect expected future service, are anticipated to be paid as follows:

Year	United States	International
2011	$ 8,061	$ 1,716
2012	8,522	2,009
2013	9,066	1,924
2014	9,643	2,232
2015	10,341	2,555
2016-2020	67,106	14,857
Total	$112,739	$25,293

Notes to Consolidated Financial Statements — *(Continued)*

Other postretirement plans — We have an unfunded postretirement benefit plan covering the majority of our United States employees. Employees hired after January 1, 2002, are not eligible to participate in this plan. The plan provides medical and life insurance benefits. The plan is contributory, with retiree contributions in the form of premiums that are adjusted annually, and contains other cost-sharing features, such as deductibles and coinsurance. We also sponsor an unfunded, non-contributory postretirement benefit plan that provides medical and life insurance benefits for certain international employees. A measurement date of October 31 is used for all postretirement plans.

A reconciliation of the benefit obligations, accrued benefit cost and the amount recognized in financial statements for other postretirement plans is as follows:

	United States		International	
	2010	**2009**	**2010**	**2009**
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 52,858**	$ 36,606	**$ 605**	$ 416
Service cost	**837**	589	**29**	23
Interest cost	**2,504**	2,926	**45**	35
Participant contributions	**1,143**	880	**—**	—
Amendment	**(1,171)**	(1,365)	**—**	—
Foreign currency exchange rate change	**—**	—	**37**	58
Actuarial (gain) loss	**1,326**	15,391	**(53)**	77
Benefits paid	**(1,898)**	(2,169)	**(4)**	(4)
Benefit obligation at end of year	**$ 55,599**	$ 52,858	**$ 659**	$ 605
Change in plan assets:				
Beginning fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Company contributions	**755**	1,289	**4**	4
Participant contributions	**1,143**	880	**—**	—
Benefits paid	**(1,898)**	(2,169)	**(4)**	(4)
Ending fair value of plan assets	**$ —**	$ —	**$ —**	$ —
Funded status at end of year	**$(55,599)**	$(52,858)	**$(659)**	$(605)
Amounts recognized in financial statements:				
Accrued benefit liability	**$ (2,339)**	$ (2,669)	**$ (4)**	$ (4)
Postretirement obligations	**(53,260)**	(50,189)	**(655)**	(601)
Total amount recognized in financial statements	**$(55,599)**	$(52,858)	**$(659)**	$(605)

The 2010 Amendment noted in the preceding table relates to changes in deductibles and out-of-pocket maximums and changes in limits for certain benefits. The 2009 Amendment relates to changes in life insurance benefits and participant contributions.

	United States		International	
	2010	2009	**2010**	2009
Amounts recognized in accumulated other comprehensive (gain) loss:				
Net actuarial (gain) loss	**$24,887**	$24,731	**$(203)**	$(146)
Prior service cost (credit)	**(3,464)**	(3,440)	**—**	—
Accumulated other comprehensive (gain) loss	**$21,423**	$21,291	**$(203)**	$(146)
Amounts expected to be recognized during next fiscal year:				
Amortization of net actuarial (gain) loss	**$ 1,498**	$ 1,738	**$ (5)**	$ (5)
Amortization of prior service cost (credit)	**(1,147)**	(1,010)	**—**	—
Total	**$ 351**	$ 728	**$ (5)**	$ (5)

The following table summarizes the changes in accumulated other comprehensive (gain) loss:

	United States		International	
	2010	2009	**2010**	2009
Balance at beginning of year	**$21,291**	$ 7,021	**$(146)**	$(216)
Net (gain) loss arising during the year	**1,326**	15,391	**(53)**	77
Prior service cost (credit) arising during the year	**(1,171)**	(1,365)	**—**	—
Net gain (loss) recognized during the year	**(1,170)**	(765)	**5**	11
Prior service credit (cost) recognized during the year	**1,147**	1,009	**—**	—
Exchange rate effect during the year	**—**	—	**(9)**	(18)
Balance at end of year	**$21,423**	$21,291	**$(203)**	$(146)

Net postretirement benefit costs include the following components:

	United States			International		
	2010	2009	2008	**2010**	2009	2008
Service cost	**$ 837**	$ 589	$ 937	**$29**	$ 23	$46
Interest cost	**2,504**	2,926	2,324	**44**	35	43
Amortization of prior service cost (credit)	**(1,147)**	(1,009)	(830)	**—**	—	—
Amortization of net actuarial (gain) loss	**1,170**	765	827	**(5)**	(11)	2
Total benefit cost	**$ 3,364**	$ 3,271	$3,258	**$68**	$ 47	$91

Notes to Consolidated Financial Statements — *(Continued)*

The weighted average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

	United States			International		
	2010	**2009**	**2008**	**2010**	**2009**	**2008**
Discount rate	**5.25%**	5.50%	8.00%	**5.75%**	6.75%	7.70%
Health care cost trend rate	**9.00**	8.25	9.00	**6.80**	7.50	8.50
Rate to which health care cost trend rate is assumed to decline (ultimate trend rate)	**5.00**	4.50	4.50	**4.80**	4.80	4.80
Year the rate reaches the ultimate trend rate	**2020**	2015	2015	**2013**	2013	2013

The discount rate and the health care cost trend rate assumptions have a significant effect on the amounts reported. For example, a one-percentage point change in the discount rate and the assumed health care cost trend rate would have the following effects:

	United States		International	
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
Discount rate:				
Effect on total service and interest cost components in 2010	$ (468)	$ 562	$ (9)	$ 11
Effect on postretirement obligation as of October 31, 2010	$(7,040)	$ 8,801	$(131)	$ 176
Health care trend rate:				
Effect on total service and interest cost components in 2010	$ 503	$ (406)	$ 19	$ (14)
Effect on postretirement obligation as of October 31, 2010	$ 8,042	$(6,556)	$ 169	$(129)

Contributions to postretirement plans in 2011 are estimated to be approximately $2,403.

Retiree postretirement benefit payments are anticipated to be paid as follows:

	United States		
Year	With Medicare Part D Subsidy	Without Medicare Part D Subsidy	International
2011	$ 2,399	$ 2,693	$ 4
2012	2,393	2,743	4
2013	2,421	2,830	4
2014	2,522	2,988	8
2015	2,705	3,229	16
2016-2020	16,520	20,417	99
Total	$28,960	$34,900	$135

Note 4 — Income taxes

Income tax expense includes the following:

	2010	2009	2008
Current:			
U.S. federal	**$ 9,811**	$14,370	$25,528
State and local	**29**	858	960
Foreign	**26,601**	13,581	28,441
Total current	**36,441**	28,809	54,929
Deferred:			
U.S. federal	**34,097**	7,281	6,392
State and local	**(2,771)**	906	1,269
Foreign	**(4,496)**	(4,132)	(306)
Total deferred	**26,830**	4,055	7,355
	$63,271	$32,864	$62,284

Earnings before income taxes of domestic operations, which are calculated after intercompany profit eliminations, were $130,149, $21,864 and $88,416 in 2010, 2009 and 2008, respectively.

Foreign income tax expense includes a benefit related to the utilization of loss carryforwards of $1,876, $5 and $376 in 2010, 2009 and 2008, respectively.

During 2010 we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc., as discussed in Note 14, and we recognized $10,243 in tax benefits from the write-off of our tax basis in the product lines. Income tax expense for 2010 was negatively impacted by the enactment in March 2010 of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010, resulting in an additional tax charge of $5,249. The charge is due to a reduction in the value of our deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies.

Expense in 2009 included a benefit of $2,752 related to remeasurement of unrecognized tax benefits and a benefit of $531 related to an adjustment to a prior tax year.

On November 1, 2007 we adopted the provisions of a FASB pronouncement regarding the accounting for uncertainty in income taxes. The total unrecognized tax benefits at the time of adoption were $5,188, of which $4,704 would impact the effective tax rate, if recognized. At October 31, 2010 and 2009, total unrecognized tax benefits were $4,078 and $3,969, respectively. The amounts that, if recognized, would impact the effective tax rate were $3,631 and $3,485 at October 31, 2010 and 2009, respectively. A reconciliation of the beginning and ending amount of unrecognized tax benefits for 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Balance at beginning of year	**$3,969**	$ 7,685	$5,188
Additions based on tax positions related to the current year	**388**	515	1,016
Additions for tax positions of prior years	**359**	—	2,366
Reductions for tax positions of prior years	**(638)**	(3,267)	(885)
Settlements	—	(964)	—
Lapse of statute of limitations	—	—	—
Balance at end of year	**$4,078**	$ 3,969	$7,685

At October 31, 2010 and 2009, we had accrued interest expense related to unrecognized tax benefits of $468 and $374, respectively. We include interest accrued related to unrecognized tax benefits in interest expense. Penalties, if incurred, would be recognized as other income (expense).

We are subject to United States Federal income tax as well as income taxes in numerous state and foreign jurisdictions. We are currently under audit in the U.S. by the Internal Revenue Service (IRS) for the 2008 tax year; tax years prior to 2007 are no longer subject to IRS examination. Generally, major state jurisdiction tax years remain open to examination for tax years after 2005; major foreign jurisdiction tax years remain open to examination for tax years after 2006. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next twelve months.

The principal items accounting for the difference in income taxes computed at the U.S. statutory rate and income tax shown in the Consolidated Statements of Income for 2010, 2009, and 2008 are as follows:

	2010	2009	2008
Tax at statutory rate of 35%	**$ 80,962**	$(44,517)	$62,926
Impact of goodwill charge	—	79,064	—
Domestic Production Deduction	**(1,737)**	(1,134)	(1,741)
Foreign tax rate variances, net of foreign tax credits	**(10,550)**	1,279	(2,824)
State and local taxes, net of federal income tax benefit	**(1,828)**	1,160	1,499
Tax expense related to tax law change	**5,249**	—	—
Tax benefit from sale of UV product lines	**(10,243)**	—	—
Amounts related to prior years	**776**	(3,283)	1,525
Other — net	**642**	295	899
Provision for income taxes	**$ 63,271**	$ 32,864	$62,284

The Domestic Production Deduction, enacted by the American Jobs Creation Act of 2004, allows a deduction with respect to income from certain United States manufacturing activities.

In October 2008, Congress passed and the President signed the Tax Extenders and AMT Relief Act of 2008, which provided retroactive reinstatement of a research credit. The 2008 impact from this Act was an additional tax benefit of $800.

Earnings before income taxes of international operations, which are calculated before intercompany profit elimination entries, were $101,170, $(149,055) and $91,372 in 2010, 2009 and 2008, respectively. Deferred income taxes are not provided on undistributed earnings of international subsidiaries that are intended to be permanently invested in those operations. These undistributed earnings aggregated approximately $340,354 and $258,416 at October 31, 2010 and 2009, respectively. Should these earnings be distributed, applicable foreign tax credits would substantially offset United States taxes due upon the distribution.

Significant components of deferred tax assets and liabilities are as follows:

	2010	2009
Deferred tax assets:		
Sales to international subsidiaries and related consolidation adjustments	**$ 8,919**	$ 6,657
Employee benefits	**63,520**	91,985
Other accruals not currently deductible for taxes	**11,681**	8,252
Tax credit and loss carryforwards	**5,664**	7,116
Inventory adjustments	**3,585**	3,302
Translation of foreign currency accounts	**316**	—
Other — net	**268**	113
Total deferred tax assets	**93,953**	117,425
Valuation allowance	**(5,729)**	(7,810)
Total deferred tax assets	**88,224**	109,615
Deferred tax liabilities:		
Depreciation	**64,198**	61,232
Translation of foreign currency accounts	**—**	355
Other — net	**195**	153
Total deferred tax liabilities	**64,393**	61,740
Net deferred tax assets	**$23,831**	$ 47,875

At October 31, 2010, we had $645 of tax credit carryforwards that will expire in 2013 through 2017. We also had $4,033 Federal, $41,050 state and $2,387 foreign operating loss carryforwards, of which $45,854 will expire in 2011 through 2030, and $1,616 of which has an indefinite carryforward period. The net change in the valuation allowance was a decrease of $2,081 in 2010 and an increase of $3,261 in 2009. The valuation allowance of $5,279 at October 31, 2010, relates primarily to tax credits and loss carryforwards that may expire before being realized. At October 31, 2010 the valuation allowance includes $523 relating to loss carryforwards recorded in purchase accounting.

Notes to Consolidated Financial Statements — *(Continued)*

Note 5 — Details of balance sheet

	2010	2009
Receivables:		
Accounts	**$ 215,960**	$ 180,248
Notes	**11,035**	6,548
Other	**20,148**	8,133
	247,143	194,929
Allowance for doubtful accounts	**(3,353)**	(3,728)
	$ 243,790	$ 191,201
Inventories:		
Finished goods	**$ 72,633**	$ 63,289
Work-in-process	**15,614**	11,607
Raw materials and finished parts	**54,131**	46,263
	142,378	121,159
Obsolescence and other reserves	**(16,802)**	(15,740)
LIFO reserve	**(7,855)**	(7,783)
	$ 117,721	$ 97,636
Property, plant and equipment:		
Land	**$ 7,810**	$ 7,392
Land improvements	**2,325**	2,328
Buildings	**115,111**	115,309
Machinery and equipment	**207,740**	200,300
Enterprise management system	**37,249**	36,716
Construction-in-progress	**8,544**	2,749
Leased property under capitalized leases	**14,879**	16,306
	393,658	381,100
Accumulated depreciation and amortization	**(277,263)**	(262,809)
	$ 116,395	$ 118,291
Accrued liabilities:		
Salaries and other compensation	**$ 40,334**	$ 28,772
Pension and retirement	**1,675**	12,339
Taxes other than income taxes	**8,110**	7,740
Other	**46,014**	43,434
	$ 96,133	$ 92,285

Note 6 — Leases

We have lease commitments expiring at various dates, principally for manufacturing, warehouse and office space, automobiles and office equipment. Many leases contain renewal options and some contain purchase options and residual guarantees.

Rent expense for all operating leases was approximately $12,266, $11,801 and $12,353 in 2010, 2009 and 2008, respectively.

Amortization of assets recorded under capital leases is recorded in depreciation expense.

Assets held under capitalized leases and included in property, plant and equipment are as follows:

	2010	2009
Transportation equipment	**$13,870**	$15,337
Other	**1,009**	969
Total capitalized leases	**14,879**	16,306
Accumulated amortization	**(7,799)**	(9,286)
Net capitalized leases	**$ 7,080**	$ 7,020

At October 31, 2010, future minimum lease payments under noncancelable capitalized and operating leases are as follows:

	Capitalized Leases	Operating Leases
Year:		
2011	$4,880	$ 9,001
2012	2,752	4,126
2013	1,247	2,483
2014	310	1,505
2015	63	1,138
Later years	8	7,349
Total minimum lease payments	9,260	$25,602
Less amount representing executory costs	1,063	
Net minimum lease payments	8,197	
Less amount representing interest	1,117	
Present value of net minimum lease payments	7,080	
Less current portion	3,764	
Long-term obligations at October 31, 2010	$3,316	

Notes to Consolidated Financial Statements — *(Continued)*

Note 7 — Notes payable

Bank lines of credit and notes payable are summarized as follows:

	2010	2009
Available bank lines of credit:		
Domestic banks	$ —	$ —
Foreign banks	39,710	48,433
Total	$39,710	$48,433
Outstanding notes payable:		
Domestic bank debt	$ —	$ —
Foreign bank debt	2,160	1,287
Total	$ 2,160	$ 1,287
Weighted-average interest rate on notes payable	4.1%	4.9%
Unused bank lines of credit	$37,550	$47,146

Note 8 — Long-term debt

A summary of long-term debt is as follows:

	2010	2009
Revolving credit agreement	$ 46,000	$ 88,000
Senior notes, due 2005-2011	14,260	18,550
Senior notes, due 2013	50,000	50,000
	110,260	156,550
Less current maturities	14,260	4,290
Long-term maturities	$ 96,000	$152,260

Revolving credit agreement — This $400,000 revolving credit agreement is with a group of banks and expires in 2012. Payment of quarterly commitment fees is required. The weighted average interest rate for borrowings under this agreement was 0.59 percent at October 31, 2010.

Senior notes, due 2005-2011 — These fixed rate notes with a group of insurance companies had an original weighted-average life of 6.5 years at the time of issuance in 2001. The weighted-average interest rate at October 31, 2010 was 7.39 percent.

Senior note, due 2013 — This note is payable in one installment and has a fixed interest rate of 4.98 percent.

Annual maturities — The annual maturities of long-term debt for the five years subsequent to October 31, 2010, are as follows: $14,260 in 2011; $46,000 in 2012; $50,000 in 2013; and $0 in 2014 and 2015.

Notes to Consolidated Financial Statements — *(Continued)*

Note 9 — Financial instruments

We operate internationally and enter into intercompany transactions denominated in foreign currencies. Consequently, we are subject to market risk arising from exchange rate movements between the dates foreign currency transactions occur and the dates they are settled. We regularly use foreign currency forward contracts to reduce our risks related to most of these transactions. These contracts usually have maturities of 90 days or less and generally require us to exchange foreign currencies for U.S. dollars at maturity, at rates stated in the contracts. These contracts are not designated as hedging instruments under U.S. GAAP. Accordingly, the changes in the fair value of the hedges of balance sheet positions are recognized in each accounting period in "Other — net" on the Consolidated Statement of Income together with the transaction gain or loss from the hedged balance sheet position. Gains of $7,970 and $3,817 were recognized from changes in fair value of these contracts in 2010 and 2009, respectively. A loss of $2,033 was recognized from changes in fair value of these contracts in 2008. We do not use financial instruments for trading or speculative purposes.

At October 31, 2010, we had outstanding forward exchange contracts that mature at various dates through January 2011. The following table summarizes, by currency, forward exchange contracts outstanding at October 31, 2010 and 2009:

	Sell		Buy	
	Notional Amounts	Fair Market Value	Notional Amounts	Fair Market Value
October 31, 2010 contract amounts:				
Euro	**$17,145**	**$17,601**	**$171,870**	**$181,430**
British pound	**—**	**—**	**25,832**	**26,576**
Japanese yen	**12,947**	**13,260**	**18,678**	**19,490**
Others	**6,357**	**6,545**	**28,361**	**29,854**
Total	**$36,449**	**$37,406**	**$244,741**	**$257,350**
October 31, 2009 contract amounts:				
Euro	$ 7,663	$ 7,698	$178,983	$181,831
British pound	491	493	12,015	11,997
Japanese yen	2,876	2,911	20,862	21,342
Others	8,678	8,580	26,143	26,489
Total	$19,708	$19,682	$238,003	$241,659

The following table shows the fair value of foreign currency forward contracts in the consolidated balance sheet at October 31, 2010. These contracts were not designated as hedging instruments.

Asset Derivatives		Liability Derivatives	
Balance sheet location	Fair value	Balance sheet location	Fair value
Receivables	$12,098	Accrued liabilities	$445

We also use intercompany foreign currency transactions of a long-term investment nature to hedge the value of investment in wholly-owned subsidiaries. For hedges of the net investment in foreign operations, realized and unrealized gains and losses are shown in the cumulative translation adjustment account included in total comprehensive income. For 2010 and 2009, a net loss of $999 and a net gain of $1,202, respectively, were included in the cumulative translation adjustment account related to foreign denominated fixed-rate debt designated as a hedge of net investment in foreign operations.

Notes to Consolidated Financial Statements — *(Continued)*

We are exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments. These financial instruments include cash deposits and forward exchange contracts. We periodically monitor the credit ratings of these counterparties in order to minimize our exposure. Our customers represent a wide variety of industries and geographic regions. As of October 31, 2010, there were no significant concentrations of credit risk.

The carrying amounts and fair values of financial instruments, other than receivables and accounts payable, are shown in the table below. The carrying values of receivables and accounts payable approximate fair value due to the short-term nature of these instruments.

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	**$ 42,329**	**$ 42,329**	$ 18,781	$ 18,781
Marketable securities	**7,840**	**7,840**	43	43
Notes payable	**(2,160)**	**(2,160)**	(1,287)	(1,287)
Long-term debt	**(110,260)**	**(112,495)**	(156,550)	(159,706)
Forward exchange contracts (net)	**11,653**	**11,653**	3,683	3,683

We used the following methods and assumptions in estimating the fair value of financial instruments:

- Cash, cash equivalents and notes payable are valued at their carrying amounts due to the relatively short period to maturity of the instruments.

- Marketable securities are valued at quoted market prices, which are considered to be Level 1 inputs under the fair value hierarchy.

- Long-term debt is valued by discounting future cash flows at currently available rates for borrowing arrangements with similar terms and conditions, which are considered to be Level 2 inputs under the fair value hierarchy.

- Foreign exchange contracts are estimated using quoted exchange rates, which are considered to be Level 2 inputs under the fair value hierarchy.

Note 10 — Capital shares

Preferred — We have authorized 10,000 Series A convertible preferred shares without par value. No preferred shares were outstanding in 2010, 2009 or 2008.

Common — We have 80,000 authorized common shares without par value. In March 1992, the shareholders adopted an amendment to the articles of incorporation, which, when filed with the Secretary of State for the State of Ohio, would increase the number of authorized common shares to 160,000. At October 31, 2010 and 2009, there were 49,011 common shares issued. At October 31, 2010 and 2009, the number of outstanding common shares, net of treasury shares, was 33,935 and 33,678, respectively.

Common shares repurchased during 2010, 2009 and 2008 were as follows:

Year	Number of Shares	Total Amount	Average per Share
2010	348	$22,047	$63.27
2009	197	$ 6,826	$34.62
2008	664	$30,678	$46.22

Notes to Consolidated Financial Statements — *(Continued)*

Note 11 — Stock-based compensation

The amended and restated 2004 long-term performance plan, approved by shareholders in 2008, provides for the granting of stock options, stock appreciation rights, nonvested (restricted) stock, stock purchase rights, stock equivalent units, restricted stock units, cash awards and other stock- or performance-based incentives. The number of common shares available for grant is 2.5 percent of the number of common shares outstanding as of the first day of each year. At the end of 2010, there were 848 shares available for grant in 2011.

Stock options — Nonqualified or incentive stock options may be granted to our employees and directors. Generally, options granted to employees may be exercised beginning one year from the date of grant at a rate not exceeding 25 percent per year for executive officers and 20 percent per year for other employees and expire 10 years from the date of grant. Vesting accelerates upon the occurrence of events that involve or may result in a change of control. Option exercises are satisfied through the issuance of treasury shares on a first-in, first-out basis. We recognized compensation expense of $2,231, $3,026 and $3,066 for 2010, 2009 and 2008, respectively.

Following is a summary of stock options for 2010:

	Number of Options	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value	Weighted-Average Remaining Term
Outstanding at October 31, 2009	1,799	$35.30		
Granted	183	$55.82		
Exercised	(614)	$30.90		
Forfeited or expired	(187)	$38.29		
Outstanding at October 31, 2010	1,181	$40.30	$44,556	6.0 years
Vested at October 31, 2010 or expected to vest	1,138	$40.13	$43,128	5.9 years
Exercisable at October 31, 2010	709	$37.58	$28,660	4.7 years

Summarized information on currently outstanding options follows:

	Range of Exercise Price		
	$20 — $35	$36 — $50	$51 — $62
Number outstanding	416	441	324
Weighted-average remaining contractual life, in years	5.4	5.0	8.1
Weighted-average exercise price	$27.77	$41.59	$54.59
Number exercisable	242	389	78
Weighted-average exercise price	$27.08	$41.01	$53.16

As of October 31, 2010, there was $5,131 of total unrecognized compensation cost related to nonvested stock options. That cost is expected to be amortized over a weighted average period of approximately 2.0 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Expected volatility	**.429-.442**	.404-.408
Expected dividend yield	**1.35-1.40%**	1.36%
Risk-free interest rate	**2.27-3.18%**	1.58-1.76%
Expected life of the option (in years)	**5.4-6.3**	5.4-6.2

Notes to Consolidated Financial Statements — *(Continued)*

The weighted-average expected volatility used to value options granted in 2010 and 2009 was .436 and .405, respectively. The weighted-average dividend yield used to value the 2010 options was 1.39%.

Historical information was the primary basis for the selection of the expected volatility, expected dividend yield and the expected lives of the options. The risk-free interest rate was selected based upon yields of United States Treasury issues with terms equal to the expected life of the option being valued.

The weighted average grant date fair value of stock options granted during 2010, 2009 and 2008 was $22.16, $10.62 and $14.10, respectively.

The total intrinsic value of options exercised during 2010, 2009 and 2008 was $22,821, $2,024 and $30,589, respectively. Cash received from the exercise of stock options for 2010, 2009 and 2008 was $13,828, $2,986 and $16,135, respectively. The tax benefit realized from tax deductions from exercises for 2010, 2009 and 2008 was $7,798, $284 and $9,002, respectively.

Nonvested (restricted) stock — We may grant nonvested (restricted) stock to our employees and directors. These shares may not be disposed of for a designated period of time (generally six months to five years) defined at the date of grant. For employee recipients, shares are forfeited on a pro-rata basis in the event employment is terminated as a consequence of the employee recipient's retirement, disability or death prior to the lapse of any restrictions. Termination for any other reason prior to the lapse of any restrictions results in forfeiture of the shares. For non-employee directors, restrictions lapse upon the retirement, disability or death of the non-employee director. Termination of service as a director for any other reason prior to the lapse of any restrictions results in a pro-rata forfeiture of shares.

As shares are issued, deferred stock-based compensation equivalent to the fair market value on the date of grant is charged to shareholders' equity and subsequently amortized over the restriction period. Tax benefits arising from the lapse of restrictions on the stock are recognized when realized and credited to capital in excess of stated value.

The following table summarizes 2010 activity related to nonvested stock:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Nonvested at October 31, 2009	23	$38.49
Granted	30	$56.77
Vested	(13)	$47.20
Forfeited	—	—
Nonvested at October 31, 2010	40	$49.40

As of October 31, 2010, there was $1,236 of unrecognized compensation cost related to nonvested stock. The cost is expected to be amortized over a weighted average period of 2.2 years. The amount charged to expense related to nonvested stock was $774, $507 and $886 in 2010, 2009 and 2008, respectively.

Deferred directors compensation — Non-employee directors may defer all or part of their compensation until retirement. Compensation may be deferred as cash or as stock equivalent units. Deferred cash amounts are recorded as liabilities. Additional stock equivalent units are earned when common stock dividends are declared.

The following is a summary of the activity related to deferred director compensation during 2010:

	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Outstanding at October 31, 2009	127	$30.51
Deferrals	3	$67.65
Restricted stock units vested	11	$41.80
Dividend equivalents	2	$66.56
Distributions	(9)	$26.77
Outstanding at October 31, 2010	134	$33.09

The amount charged to expense related to this plan was $351, $333 and $305 in 2010, 2009 and 2008, respectively.

Long-Term Incentive Compensation Plan — Under the Long-Term Incentive Compensation Plan, executive officers and selected other key employees receive common stock awards based solely on corporate performance measures over three-year performance periods. Awards vary based on the degree to which corporate performance exceeds predetermined threshold, target and maximum performance levels at the end of a performance period. No payout will occur unless certain threshold performance objectives are exceeded.

The amount of compensation expense is based upon current performance projections for each three-year period and the percentage of the requisite service that has been rendered. The calculations are also based upon the grant date fair value determined using the Black-Scholes model. The per share values for 2010 were $52.19 and $59.04 for the executive officer group and $52.19 for the selected other employees. The per-share values for 2009 and 2008 were $26.45 and $50.74, respectively. These performance-based equity grants are recorded in shareholders' equity. The cumulative amounts recorded in shareholders' equity at October 31, 2010 and October 31, 2008 were $3,879 and $9,483, respectively. There was no cumulative amount recorded in shareholders' equity at October 31, 2009. The amounts charged to expense for executive officers and selected other employees in 2010 and 2008 were $3,879 and $4,762, respectively. There was $5,014 credited to expense for executive officers and selected other employees in 2009.

Shares reserved for future issuance — At October 31, 2010, there were 73,127 of common shares reserved for future issuance through the exercise of outstanding options or rights.

Note 12 — Severance and restructuring costs

Cost reduction activities were taken in 2008 through 2010 primarily in response to economic conditions and with the objective of improving operating efficiencies. Total severance and related costs of these actions were $23,986 of which $5,561 occurred in 2008, $16,396 occurred in 2009, and $2,029 occurred in 2010. The severance costs were recorded in the Corporate segment.

In March 2007, we announced that the Adhesive Dispensing Systems segment manufacturing operation located in Talladega, Alabama would be closed and production activities would be moved to other facilities that are closer to supplier locations. Total severance costs were $493 and were recorded over the future service period of April 2007 through March 2008.

Notes to Consolidated Financial Statements — *(Continued)*

The following table summarizes activity in the severance and restructuring accruals during 2008, 2009 and 2010:

	Cost Reduction Actions - 2008-2010	Adhesive Dispensing Systems - 2007 Action	Total
Accrual balance at October 31, 2007	$ —	$ 403	$ 403
Additions to accrual	5,561	60	5,621
Payments	(1,053)	(463)	(1,516)
Currency effects	(25)	—	(25)
Accrual balance at October 31, 2008	4,483	—	4,483
Additions to accrual	16,396	—	16,396
Payments	(18,732)	—	(18,732)
Currency effects	81	—	81
Accrual balance at October 31, 2009	2,228	—	2,228
Additions to accrual	2,029	—	2,029
Payments	(3,161)	—	(3,161)
Currency effects	(173)	—	(173)
Accrual balance at October 31, 2010	$ 923	$ —	$ 923

Note 13 — Acquisitions

Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at estimated fair value on the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results after the respective dates of acquisitions are included in the Consolidated Statement of Income. Assuming the acquisitions below had taken place at the beginning of 2008, pro-forma results for 2010, 2009 and 2008 would not have been materially different.

On January 5, 2010, we acquired 100 percent of the outstanding shares of G L T Gesellschaft für Löttechnik mbH ("GLT"), a German distributor of Nordson EFD dispensing systems and related products. The acquisition date fair value of the consideration transferred, which consisted solely of cash, was $22,021 ($18,576, net of cash acquired). Based on the fair value of the assets acquired and the liabilities assumed, goodwill of $6,034 and identifiable intangible assets of $7,270 were recorded. The identifiable intangible assets consist primarily of $5,661 of customer relationships that are being amortized over 10 years.

On October 1, 2008, we acquired certain assets of Wachter Paul & Co., Dosier-Klebetechnik, a Swiss distributor of Nordson EFD dispensing systems and related products.

On August 1, 2008, we acquired 100 percent of the outstanding shares of MLT Systems Holdings (Pty) Ltd. and its subsidiary, MLT Application Systems (Pty) Ltd. (MLT) of Cape Town, South Africa. MLT had been the exclusive distributor of our products in South Africa since 1989.

On May 26, 2008, we acquired the remaining 51 percent interest in our South Korea joint venture. Purchase accounting was applied to the acquisition of the remaining interest, with the $2,485 difference between the purchase price and the carrying value of our investment recorded as goodwill. The joint venture was previously consolidated in accordance with current accounting standards. The wholly-owned subsidiary operates as Nordson Korea.

Notes to Consolidated Financial Statements — *(Continued)*

Note 14 — Divestiture

On June 30, 2010, we sold our UV Curing graphic arts and lamps product lines to Baldwin Technology Company, Inc. These product lines were reported in the Advanced Technology Systems segment. This divestiture did not qualify for discontinued operations treatment, because it was not a component of an entity, as its operations and cash flows were not clearly distinguished from the rest of the entity. During 2010, we recognized a pretax loss on disposition of $357, which is reflected in selling and administrative expenses in the Consolidated Statement of Income. In the current year, results of operations and net assets of the divested product lines were immaterial to our consolidated results of operations, financial position and cash flows. In the fourth quarter of 2009, we recognized a pre-tax impairment charge of $14,101, including $12,129 of goodwill impairment, to write down the carrying amount of the assets held for sale to the estimated fair value less costs to sell. The tax benefit related to the write-off of our tax basis in the investment in these product lines is discussed in Note 4.

Note 15 — Supplemental information for the statement of cash flows

	2010	2009	2008
Cash operating activities:			
Interest paid	**$ 6,518**	$ 7,986	$17,633
Income taxes paid	**22,218**	24,893	45,089
Non-cash investing and financing activities:			
Capitalized lease obligations incurred	**$ 5,468**	$ 3,257	$ 6,886
Capitalized lease obligations terminated	**721**	2,376	1,024
Shares acquired and issued through exercise of stock options	**5,151**	73	4,682
Non-cash assets and liabilities of businesses acquired:			
Working capital	**$ 4,062**	$ —	$ 1,082
Property, plant and equipment	**1,320**	—	112
Intangibles and other long-term assets	**14,880**	—	4,271
Long-term debt and other liabilities	**(1,686)**	—	(766)
	$18,576	$ —	$ 4,699

Note 16 — Operating segments and geographic area data

We conduct business in three primary operating segments: Adhesive Dispensing Systems, Advanced Technology Systems, and Industrial Coating Systems. The composition of segments and measure of segment profitability is consistent with that used by our chief operating decision maker. The primary measure used by the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing performance is operating profit, which equals sales less cost of sales and certain operating expenses. Items below the operating profit line of the Consolidated Statement of Income (interest and investment income, interest expense and other income/expense) are excluded from the measure of segment profitability reviewed by our chief operating decision maker and are not presented by operating segment. In addition, the measure of segment operating profit that is reported to and reviewed by the chief operating decision maker excludes severance and restructuring costs associated with the cost reduction program that began in 2008. The accounting policies of the segments are generally the same as those described in Note 1, Significant Accounting Policies.

No single customer accounted for five percent or more of sales in 2010, 2009 or 2008.

Notes to Consolidated Financial Statements — *(Continued)*

The following table presents information about our reportable segments:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Corporate	Total
Year ended October 31, 2010					
Net external sales	**$525,290**	**$ 380,304**	**$135,957**	**$ —**	**$1,041,551**
Depreciation	**8,014**	**7,656**	**2,836**	**4,119**	**22,625**
Operating profit	**166,255**	**86,329**	**12,506**	**(30,257)[a]**	**234,833**
Identifiable assets[b]	**251,881**	**482,132**	**56,687**	**206,663[c]**	**997,363**
Expenditures for long-lived assets	**1,857**	**2,823**	**517**	**9,120**	**14,317**
Year ended October 31, 2009					
Net external sales	$460,746	$ 248,827	$109,592	$ —	$ 819,165
Depreciation	9,087	7,294	3,300	6,629	26,310
Operating profit (loss)	127,589	(214,373)[d]	(7,303)[d]	(33,720)[a]	(127,807)
Identifiable assets[b]	226,904	451,300	50,072	168,686[c]	896,962
Expenditures for long-lived assets	1,922	7,097	857	2,638	12,514
Year ended October 31, 2008					
Net external sales	$580,711	$ 367,366	$176,752	$ —	$1,124,829
Depreciation	9,391	7,613	3,897	5,539	26,440
Operating profit	145,390	61,764	11,015	(27,831)[a]	190,338
Identifiable assets[b]	248,782	700,767	69,897	149,819[c]	1,169,265
Expenditures for long-lived assets	5,320	14,278	3,285	3,503	26,386

(a) Includes severance and restructuring charges $2,029, $16,396 and $5,561 in 2010, 2009 and 2008, respectively.

(b) Includes notes and accounts receivable net of customer advance payments and allowance for doubtful accounts, inventories net of reserves, property, plant and equipment net of accumulated depreciation and goodwill.

(c) Corporate assets are principally cash and cash equivalents, deferred income taxes, investments, capital leases, headquarter facilities, the major portion of our domestic enterprise management system, and intangible assets.

(d) Includes goodwill and long-lived asset impairments of $239,427 in the Advanced Technology Systems segment and $3,616 in the Industrial Coating Systems segment.

Notes to Consolidated Financial Statements — *(Continued)*

We have significant sales and long-lived assets in the following geographic areas:

	2010	2009	2008
Net external sales			
United States	**$ 277,262**	$235,295	$ 315,553
Americas	**77,592**	59,900	76,860
Europe	**337,448**	295,952	431,583
Japan	**95,789**	81,944	110,891
Asia Pacific	**253,460**	146,074	189,942
Total net external sales	**$1,041,551**	$819,165	$1,124,829
Long-lived assets			
United States	**$ 80,974**	$ 79,675	$ 89,618
Americas	**1,865**	1,703	1,571
Europe	**13,401**	15,329	18,695
Japan	**3,587**	3,257	3,457
Asia Pacific	**16,568**	18,327	20,502
Total long-lived assets	**$ 116,395**	$118,291	$ 133,843

A reconciliation of total segment operating income to total consolidated income before income taxes is as follows:

	2010	2009	2008
Total profit (loss) for reportable segments	**$234,833**	$(127,807)	$190,338
Interest expense	**(6,263)**	(7,771)	(16,714)
Interest and investment income	**819**	492	1,250
Other-net	**1,930**	7,895	4,914
Income (loss) before income taxes	**$231,319**	$(127,191)	$179,788

A reconciliation of total assets for reportable segments to total consolidated assets is as follows:

	2010	2009	2008
Total assets for reportable segments	**$997,363**	$896,962	$1,169,265
Customer advance payments	**10,999**	8,807	7,521
Eliminations	**(22,008)**	(15,095)	(10,117)
Total consolidated assets	**$986,354**	$890,674	$1,166,669

Note 17 — Goodwill and intangible assets

Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. We assess the fair value of reporting units on a non-recurring basis using a combination of two valuation methods, a market approach and an income approach, to estimate the fair value of our reporting units. The implied fair value of our reporting units is determined based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy.

For 2010 and 2009, our reporting units are the Adhesive Dispensing Systems segment, the Industrial Coating Systems segment and one level below the Advanced Technology Systems segment. Reporting units in the Advanced Technology Systems segment in 2010 are consistent with those used in 2009, except that Picodostec and YESTech are now included in the EFD and Dage reporting units, respectively.

Notes to Consolidated Financial Statements — *(Continued)*

The goodwill impairment test is a two-step process. In the first step, performed in the fourth quarter of each year, we calculate a fair value using a discounted cash flow valuation methodology and compare the result against the carrying value for net assets of each reporting unit. Indications of value derived for each reporting unit using the market approach are corroborated with the results of the discounted cash flow approach. If the carrying value of a reporting unit exceeds its fair value, then a second step is performed to determine if goodwill is impaired. In the second step, a hypothetical purchase price allocation of the reporting unit's assets and liabilities is performed using the fair value calculated in step one. The difference between the fair value of the reporting unit and the hypothetical fair value of assets and liabilities is the implied goodwill amount. Impairment is recorded if the carrying value of the reporting unit's goodwill is higher than its implied goodwill. Based upon results of step one in 2010, the second step of the goodwill impairment test was not necessary. In 2009, the second step of the goodwill impairment test was performed and we recognized an impairment charge related to a reduction in the carrying value of goodwill in the amount of $232,789, relating to six reporting units as follows: Dage $166,916, Picodostec $7,530, YESTech $26,149, March Plasma Systems $16,449, UV Curing $12,129, and Industrial Coating Systems $3,616.

Changes in the carrying amount of goodwill during 2010 by operating segment follow:

	Adhesive Dispensing Systems	Advanced Technology Systems	Industrial Coating Systems	Total
Balance at October 31, 2009				
Goodwill	$33,850	$ 537,085	$ 3,616	$ 574,551
Accumulated impairment losses	—	(229,173)	(3,616)	(232,789)
	33,850	307,912	—	341,762
Acquisition/Adjustment	200	6,034	—	6,234
Currency effect	(267)	(403)	—	(670)
Balance at October 31, 2010				
Goodwill	33,783	542,716	3,616	580,115
Accumulated impairment losses	—	(229,173)	(3,616)	(232,789)
	$33,783	$ 313,543	$ —	$ 347,326

Notes to Consolidated Financial Statements — *(Continued)*

Information regarding intangible assets subject to amortization follows:

	October 31, 2010		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	**$20,641**	**$ 6,961**	**$13,680**
Customer relationships	**30,630**	**8,273**	**22,357**
Noncompete agreements	**5,982**	**4,857**	**1,125**
Core/developed technology	**2,788**	**2,123**	**665**
Trade name	**1,684**	**479**	**1,205**
Other	**1,432**	**636**	**796**
Total	**$63,157**	**$23,329**	**$39,828**

	October 31, 2009		
	Carrying Amount	Accumulated Amortization	Net Book Value
Patent costs	$20,983	$ 5,242	$15,741
Customer relationships	25,402	5,689	19,713
Noncompete agreements	5,935	4,223	1,712
Core/developed technology	2,788	1,888	900
Trade name	890	—	890
Other	638	620	18
Total	$56,636	$17,662	$38,974

Indefinite-lived intangible assets are trademarks and trade names associated with Dage, Picodostec and YESTech. Indefinite-lived intangible assets are not subject to amortization and need to be tested for impairment annually or more often if indications of impairment exist. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment charge is recognized in an amount equal to that excess. After an impairment charge is recognized, the adjusted carrying amount of the intangible asset becomes its new accounting basis. Subsequent reversal of a previously recognized impairment charge is prohibited.

The common valuation technique for determining the fair value of trademark and trade names is the "relief from royalty method" which is based on significant unobservable inputs; accordingly, these inputs fall within Level 3 of the fair value hierarchy. The theory is that these assets relieve the owner from having to pay a hypothetical royalty attributable to an exclusive license for selling products under the trademark or trade name. The value of the hypothetical exclusive license is based upon the present value of a stream of hypothetical royalty payments, using assumptions for revenue growth (the same as for goodwill testing), discount rates (slightly more risk premium than for goodwill testing), royalty rates (based on market data), and tax amortization benefits (based upon statutory guidance). At October 31, 2010 and 2009, $3,099 and $3,170, respectively, of trademark and trade name intangible assets were not subject to amortization. No impairment charges were recorded in 2010. In 2009, this testing resulted in impairment charges totaling $8,282 as follows by reporting unit: Dage $5,365, Picodostec $157, YESTech $350, and TAH Industries $2,410. The charge for the TAH trade name was due to our branding program, under which TAH product lines are being integrated into and marketed as "Nordson EFD" over the next several years. Accordingly, the TAH trade name was converted to a finite-lived asset.

Amortization expense for 2010 and 2009 was $6,263 and $5,100, respectively. Estimated amortization expense for each of the five succeeding years follows:

Year	Amounts
2011	$6,270
2012	$5,360
2013	$4,679
2014	$4,055
2015	$3,476

Note 18 — Fair value measurements

In September 2006, the FASB issued a standard regarding fair value measurements. This standard provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. It also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings. In February 2008, the FASB issued an update that permitted a one-year deferral of the original standard for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We adopted the non-deferred portion of the standard as of November 1, 2008 and the deferred portion of the standard as of November 1, 2009.

Fair value disclosures related to goodwill and indefinite-lived intangible assets are in Note 17.

The inputs to the valuation techniques used to measure fair value are classified into the following categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the classification of our assets and liabilities measured at fair value on a recurring basis at October 31, 2010:

	Total	Level 1	Level 2	Level 3
Assets:				
Rabbi trust[a]	$14,237	$ —	$14,237	$ —
Forward exchange contracts[b]	12,098	—	12,098	—
Total assets at fair value	$26,335	$ —	$26,335	$ —
Liabilities:				
Deferred compensation plans[c]	$ 7,073	$7,073	$ —	$ —
Forward exchange contracts[b]	445	—	445	—
Total liabilities at fair value	$ 7,518	$7,073	$ 445	$ —

(a) We maintain a rabbi trust that serves as an investment to shadow our deferred compensation plan liability. The investment assets of the trust consist of life insurance policies for which we recognize income or expense based upon changes in cash surrender value.

(b) We enter into foreign currency forward contracts to reduce the risk of foreign currency exposures resulting from receivables, payables, intercompany receivables, intercompany payables and loans denominated in foreign currencies. The maturities of these contracts are usually less than 90 days. Foreign exchange contracts are valued using market exchange rates.

(c) Senior management and other highly compensated employees may defer up to 100 percent of their salary and incentive compensation into various non-qualified deferred compensation plans. Deferrals can be allocated to various market performance measurement funds. Changes in the value of compensation deferred under these plans are recognized each period based on the fair value of the underlying measurement funds.

Note 19 — Quarterly financial data (unaudited)

	First	Second	Third	Fourth
2010:				
Sales	**$220,589**	**$251,659**	**$279,121**	**$ 290,182**
Gross margin	**131,675**	**153,867**	**165,801**	**170,271**
Net income	**26,732**	**32,431**	**55,329**	**53,556**
Earnings per share:				
Basic	**.79**	**.96**	**1.63**	**1.58**
Diluted	**.78**	**.94**	**1.61**	**1.56**
2009:				
Sales	$186,608	$188,840	$206,273	$ 237,444
Gross margin	107,237	102,883	121,737	137,069
Net income (loss)	11,156	13,843	23,979	(209,033)
Earnings (loss) per share:				
Basic	.33	.41	.71	(6.22)
Diluted	.33	.41	.71	(6.22)

The sum of the per-share amounts for the four quarters of 2010 and 2009 do not equal the annual per-share amounts due to differences in the average number of shares outstanding during the respective periods.

During the first quarter of 2010, net income tax benefits of $3,062 were recorded. During the second quarter of 2010, an additional tax charge of $5,255 was recorded resulting from the enactment of the Patient Protection and Affordable Care Act and the subsequent enactment of the Health Care and Education Reconciliation Act of 2010. The charge was due to a reduction in the value of our deferred tax asset as a result of a change to the tax treatment associated with Medicare Part D subsidies. During the third quarter of 2010, a tax benefit of $10,700 was recognized as a result of the write-off of the tax basis of the UV graphic arts business sold on June 30, 2010.

Pretax severance and restructuring costs of $531, $571, $347 and $580 were recognized in the first, second, third and fourth quarters, respectively, of 2010.

Pre-tax goodwill and long-lived asset impairments of $243,043 were recognized in the fourth quarter of 2009. During the first quarter of 2009, a gain of $5,036 related to the sale of real estate was recorded. Pretax severance and restructuring costs of $8,064, $5,054, $977 and $2,301 were recognized in the first, second, third and fourth quarters, respectively, of 2009.

Note 20 — Contingencies

We are involved in pending or potential litigation regarding environmental, product liability, patent, contract, employee and other matters arising from the normal course of business. Including the environmental matter discussed below, it is our opinion, after consultation with legal counsel, that resolutions of these matters are not expected to result in a material effect on our financial condition, quarterly or annual operating results or cash flows.

Environmental — We have voluntarily agreed with the City of New Richmond, Wisconsin and other Potentially Responsible Parties to share costs associated with the remediation of the City of New Richmond municipal landfill (the "Site") and constructing a potable water delivery system serving the impacted area down gradient of the Site. At October 31, 2010, and 2009 our accrual for the ongoing operation, maintenance and monitoring obligation at the Site was $885. The liability for environmental remediation represents management's best estimate of the probable and reasonably estimable undiscounted costs related to known remediation obligations. The accuracy of our estimate of environmental liability is affected by several uncertainties such as additional requirements that may be identified in connection with remedial activities, the complexity and evolution of environmental laws and regulations, and the identification of presently unknown remediation requirements. Consequently, our liability could be greater than our current estimate. However, we do not expect that the costs associated with remediation will have a material adverse effect on our financial condition or results of operations.

Note 21 — Subsequent events

On November 1, 2010, we acquired Micromedics Inc., a leader in applying and dispensing biomaterials for controlling bleeding, healing wounds, and other related medical procedures. Micromedics, headquartered in St. Paul, Minnesota, will be integrated into our Advanced Technology Systems segment.

We evaluated all events or transactions that occurred after October 31, 2010 through the date the financial statements were issued, and there were no material recognizable subsequent events or other non-recognizable subsequent events.

Management's Report on Internal Control Over Financial Reporting

The management of Nordson Corporation is responsible for establishing and maintaining adequate internal control over financial reporting.

Using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework, Nordson's management assessed the effectiveness of our internal control over financial reporting as of October 31, 2010.

Based on our assessment, management concluded that our internal control over financial reporting was effective as of October 31, 2010.

The independent registered public accounting firm, Ernst & Young LLP, has also audited the effectiveness of our internal control over financial reporting as of October 31, 2010. Their report is included herein.

/s/ Michael F. Hilton
Director, President and Chief Executive Officer
December 17, 2010

/s/ Gregory A. Thaxton
Vice President, Chief Financial Officer
December 17, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited Nordson Corporation's internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Nordson Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nordson Corporation maintained, in all material respects, effective internal control over financial reporting as of October 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Nordson Corporation as of October 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2010 of Nordson Corporation and our report dated December 17, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Nordson Corporation

We have audited the accompanying consolidated balance sheets of Nordson Corporation as of October 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2) and (c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nordson Corporation at October 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nordson Corporation's internal control over financial reporting as of October 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated December 17, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

Cleveland, Ohio
December 17, 2010

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of disclosure controls and procedures. Our management, with the participation of the principal executive officer (president and chief executive officer) and the principal financial officer (vice president, chief financial officer), has reviewed and evaluated our disclosure controls and procedures (as defined in the Securities Exchange Act Rule 13a-15e) as of October 31, 2010. Based on that evaluation, our management, including the principal executive and financial officers, has concluded that our disclosure controls and procedures were effective as of October 31, 2010 in ensuring that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to our management, including the principal executive officer and the principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's report on internal control over financial reporting. The Report of Management on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in Part II, Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over reporting. There were no changes in our internal controls over financial reporting that occurred during the fourth quarter of 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders. Information regarding Audit Committee financial experts is incorporated by reference to the caption "Election of Directors" of our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders.

Our executive officers serve for a term of one year from date of election to the next organizational meeting of the board of directors and until their respective successors are elected and qualified, except in the case of death, resignation or removal. Information concerning executive officers is contained in Part I of this report under the caption "Executive Officers of the Company."

We have adopted a code of ethics for all employees and directors, including the principal executive officer, other executive officers, principal finance officer and other finance personnel. A copy of the code of ethics is available free of charge on our Web site at http://www.nordson.com/governance. We intend to satisfy our disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to or waiver of a provision of our code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K by posting such information on our Web site.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to the captions "Directors Compensation for Fiscal Year 2010," "Summary Compensation for Fiscal Year 2010," "Grants of Plan-Based Awards for Fiscal Year 2010," "Option Exercises and Stock Vested for Fiscal Year 2010," "Pension Benefits for Fiscal Year 2010," "Nonqualified Deferred Compensation for Fiscal Year 2010" and "Potential Payments Upon Termination or Change of Control" in our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to the caption "Ownership of Nordson Common Shares" in our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders.

Equity Compensation Table

The following table sets forth information regarding equity compensation plans in effect as of October 31, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first reporting column)
Equity compensation plans approved by security holders	1,181	$40.30	848
Equity compensation plans not approved by security holders	—	—	—
Total	1,181	$40.30	848

The number of Common Shares available for grant is 2.5 percent of the number of Common Shares outstanding as of the first day of each year.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to the caption "Review of Transactions with Related Persons" in our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to the caption "Independent Auditors" in our definitive Proxy Statement for the 2011 Annual Meeting of Shareholders.

PART IV

Item 15. Exhibits and Financial Statement Schedule

The following are filed as part of this report:

(a) 1. Financial Statements
The following financial statements are included in Part II, Item 8:

Consolidated Statements of Income for each of the three years in the period ending October 31, 2010

Consolidated Balance Sheets as of October 31, 2010 and October 31, 2009

Consolidated Statements of Shareholders' Equity for each of the three years in the period ending October 31, 2010

Consolidated Statements of Cash Flows for each of the three years in the period ending October 31, 2010

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a) 2. Financial Statement Schedule
Schedule II Valuation and Qualifying Accounts and Reserves for each of the three years in the period ending October 31, 2010.

No other consolidated financial statement schedules are presented because the schedules are not required, because the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements, including the notes thereto.

(a) 3. Exhibits
The exhibits listed on the accompanying index to exhibits are filed as part of this Annual Report on Form 10-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDSON CORPORATION

Date: December 17, 2010

By: /s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ MICHAEL F. HILTON Michael F. Hilton Director, President and Chief Executive Officer (Principal Executive Officer)	December 17, 2010
/s/ GREGORY A. THAXTON Gregory A. Thaxton Vice President, Chief Financial Officer (Principal Financial Officer) (Principal Accounting Officer)	December 17, 2010
/s/ JOSEPH P. KEITHLEY Joseph P. Keithley Chairman of the Board	December 17, 2010
/s/ LEE C. BANKS Lee C. Banks Director	December 17, 2010
/s/ RANDOLPH W. CARSON Randolph W. Carson Director	December 17, 2010
/s/ DR. DAVID W. IGNAT Dr. David W. Ignat Director	December 17, 2010
/s/ WILLIAM P. MADAR William P. Madar Director	December 17, 2010
/s/ MICHAEL J. MERRIMAN, JR. Michael J. Merriman, Jr. Director	December 17, 2010

Signatures — *Continued*

/s/ MARY G. PUMA Mary G. Puma Director	December 17, 2010
/s/ VICTOR L. RICHEY, JR. Victor L. Richey, Jr. Director	December 17, 2010
/s/ WILLIAM L. ROBINSON William L. Robinson Director	December 17, 2010
/s/ BENEDICT P. ROSEN Benedict P. Rosen Director	December 17, 2010

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at Beginning of Year	Assumed from Acquisitions	Charged to Expense	Deductions	Currency Effects	Balance at End of Year
Allowance for Doubtful Accounts						
2008	$ 4,302	—	413	1,393	(255)	$ 3,067
2009	$ 3,067	—	1,998	1,654	317	$ 3,728
2010	**$ 3,728**	**6**	**607**	**901**	**(87)**	**$ 3,353**
Inventory Obsolescence and Other Reserves						
2008	$12,365	60	5,492	3,092	(1,692)	$13,133
2009	$13,133	—	5,654	4,234	1,187	$15,740
2010	**$15,740**	**187**	**4,233**	**3,061**	**(297)**	**$16,802**

NORDSON CORPORATION

Index to Exhibits
(Item 15(a) (3))

Exhibit Number	Description
(3)	Articles of Incorporation and By-Laws
3-a	1989 Amended Articles of Incorporation (incorporated herein by reference to Exhibit 3-a to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)
3-b	1998 Amended Regulations
(4)	Instruments Defining the Rights of Security Holders, including indentures
4-a	$400 million Credit Agreement between Nordson Corporation and various financial institutions (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated July 16, 2007)
4-b	$100 million Senior Note Purchase Agreement between Nordson Corporation and various insurance companies (incorporated herein by reference to Exhibit 4-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)
4-c	Note Purchase and Private Shelf Agreement dated February 22, 2008 (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)
(10)	Material Contracts
10-a	Amended and Restated Nordson Corporation 2004 Management Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to Registrant's Form 8-K dated February 25, 2008)*
10-b	Nordson Corporation Deferred Compensation Plan (incorporated herein by reference to Exhibit 10-b to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-b-1	Nordson Corporation 2005 Deferred Compensation Plan*
10-b-2	Nordson Corporation 2005 Deferred Compensation Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-a to Registrant's Form 8-K dated December 16, 2008)*
10-c	Indemnity Agreement (incorporated herein by reference to Exhibit 10-c to Registrant's Annual Report on Form 10-K for the year ended October 31, 2007)*
10-d	Restated Nordson Corporation Excess Defined Contribution Retirement Plan Agreement (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-d-1	First Amendment to Nordson Corporation Excess Defined Contribution Retirement Plan (incorporated herein by reference to Exhibit 10-d-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-d-2	Nordson Corporation 2005 Excess Defined Contribution Benefit Plan (incorporated herein by reference to Exhibit 10-d-2 to Registrant's Annual Report on Form 10-K for the year ended October 30, 2005)*
10-d-3	Nordson Corporation 2005 Excess Defined Contribution Retirement Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-c to Registrant's Form 8-K dated December 16, 2008)*
10-e	Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-d to Registrant's Annual Report on Form 10-K for the year ended October 31, 2009)*
10-e-1	Second Amendment to Nordson Corporation Excess Defined Benefit Pension Plan (incorporated herein by reference to Exhibit 10-e-1 to Registrant's Annual Report on Form 10-K for the year ended October 31, 2006)*
10-e-2	Nordson Corporation 2005 Excess Defined Benefit Pension Plan*
10-e-3	Nordson Corporation 2005 Excess Defined Benefit Pension Plan (as Amended and Restated Effective January 1, 2009) (incorporated herein by reference to Exhibit 10.01-b to Registrant's Form 8-K dated December 16, 2008)*
10-f	Employment Agreement between the Registrant and Edward P. Campbell*

Exhibit Number	Description
10-g	Nordson Corporation 1993 Long-Term Performance Plan, as amended March 12, 1998 Agreement (incorporated herein by reference to Exhibit 10-g to Registrant's Annual Report on Form 10-K for the year ended October 31, 2008)*
10-g-1	Amended and Restated Nordson Corporation 2004 Long-Term Performance Plan (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated February 25, 2008)*
10-h	Nordson Corporation Assurance Trust Agreement*
10-h-1	Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell*
10-h-2	Amended Employment Agreement (Change in Control) between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10.3 to Registrant's Form 8-K dated December 16, 2008)*
10-h-3	Supplemental Pension and Severance Benefits Arrangement with Edward P. Campbell between the Registrant and Edward P. Campbell (incorporated herein by reference to Exhibit 10.4 to Registrant's Form 8-K dated December 16, 2008)*
10-h-4	Form of Change in Control Retention Agreement between the Registrant and Executive Officers (incorporated herein by reference to Exhibit 10.2 to Registrant's Form 8-K dated December 16, 2008)*
10-i	Compensation Committee Rules of the Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation*
10-j	Compensation Committee Rules of the Nordson Corporation Amended and Restated Nordson Corporation 2004 Long Term Performance Plan governing directors' deferred compensation*
10-l	Stock Purchase Agreement between John Greasley, Nordson Corporation and Dage Holdings Limited (incorporated herein by reference to Exhibit 99.3(b) to Registrant's Form 8-K dated December 19, 2006)
10-m	Employment Agreement between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.3 to Registrant's Form 8-K dated December 21, 2009)*
10-n	Employment Agreement (Change in Control Retention Agreement) between Registrant and Michael F. Hilton (incorporated herein by reference to Exhibit 99.4 to Registrant's Form 8-K dated December 21, 2009)*
10-o	Supplemental Retirement Agreement between the Registrant and Michael F. Hilton*
(21)	Subsidiaries of the Registrant
(23)	Consent of Independent Registered Public Accounting Firm
31.1	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934 by the Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99-a	Form S-8 Undertakings (Nos. 33-18309 and 33-33481)
101	The following financial information from Nordson Corporation's Annual Report on Form 10-K for the year ended October 31, 2010, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income for the years ended October 31, 2010, 2009 and 2008, (ii) the Consolidated Balance Sheets at October 31, 2010 and 2009, (iii) the Consolidated Statements of Changes in Shareholders' Equity for the years ended October 31, 2010, 2009 and 2008, (iv) the Consolidated Statements of Cash Flows for the years ended October 31, 2010, 2009 and 2008, and (iv) Notes to Consolidated Financial Statements (tagged as blocks of text).

*Indicates management contract or compensatory plan, contract or arrangement in which one or more directors and/or executive officers of Nordson Corporation may be participants.

Exhibit 21

NORDSON CORPORATION
Subsidiaries of the Registrant

The following table sets forth the subsidiaries of the Registrant (each of which is included in the Registrant's consolidated financial statements), and the jurisdiction under the laws of which each subsidiary was organized.

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
Australia	Nordson Australia Pty. Limited
Austria	Nordson Osterreich GmbH[1]
Belgium	Nordson Benelux S.A./N.V.
Brazil	Nordson do Brasil Industria e Comercio Ltda.
Canada	Nordson Canada Limited
China	Nordson (China) Co., Ltd.
China	Dage Test Systems (Suzhou) Co. Ltd.[2]
China	Dage Trading (Suzhou) Co. Ltd.[2]
Colombia	Nordson Andina Limitada
Czech Republic	Nordson CS, spol.s.r.o.
Denmark	Nordson Danmark A/S
Finland	Nordson Finland Oy
France	Nordson France S.A.S.
France	Dosage 2000[3]
Germany	Nordson Deutschland GmbH[4]
Germany	Nordson Engineering GmbH[5]
Germany	Dage Deutschland GmbH[6]
Germany	Nordson Holdings S.a.r.l. & Co. KG[7]
Germany	Picodostec GmbH[8]
Germany	G L T Gesellschaft für Löttechnik mbH[8]
Hong Kong	Nordson Application Equipment, Inc.
Hong Kong	Nordson Asia Pacific, Ltd.
India	Nordson India Private Limited
Italy	Nordson Italia S.p.A.
Japan	Nordson K.K.
Japan	Nordson Asymtek K.K.
Japan	Dage Arctek[2]
Luxembourg	Nordson European Holdings Luxembourg Sarl
Luxembourg	Nordson Sarl[9]
Luxembourg	Nordson Luxembourg Sarl[10]
Malaysia	Nordson (Malaysia) Sdn. Bhd.
Mexico	Nordson de Mexico, S.A. de C.V.
The Netherlands	Nordson Benelux B.V.
The Netherlands	Nordson B.V.
New Zealand	Nordson New Zealand
Norway	Nordson Norge A/S
Poland	Nordson Polska Sp.z.o.o.
Portugal	Nordson Portugal Equipamento Industrial, Lda.
Russia	Nordson Russia Limited Liability Company
Singapore	Nordson S.E. Asia (Pte.) Ltd.
Singapore	Dage (SEASIA) Pte. Ltd.[2]

Subsidiaries of the Registrant — *Continued*

Jurisdiction of Incorporation	Name
INTERNATIONAL:	
South Africa	MLT Systems Holdings (Pty.) Limited
South Korea	Nordson Korea
Spain	Nordson Iberica, S.A.
Sweden	Nordson AB
Switzerland	Nordson (Schweiz) A.G.(11)
United Kingdom	Nordson (U.K.) Limited
United Kingdom	Dage Holdings Limited
United Kingdom	Dage Precision Industries Ltd.(6)
DOMESTIC:	
California	Asymptotic Technologies, Inc.(12)
California	March Plasma Systems, Inc.
California	H.P. Solutions, Inc.(13)
California	Dage Precision Industries, Inc.(6)
California	YESTech, Inc.
Ohio	Nordson U.S. Trading Company
Rhode Island	Nordson EFD LLC. (14)
Rhode Island	EFD, International, Inc.(3)

Ownership Legend

(1) Name changed effective May 2010

(2) Owned by Dage Precision Industries Limited

(3) Owned by Nordson EFD LLC

(4) Owned by Nordson Engineering GmbH and Nordson Holdings S.a.r.l. & Company KG

(5) Owned by Nordson Holdings S.a.r.l. & Company KG

(6) Owned by Dage Holdings Limited

(7) Owned by Nordson Sarl and Nordson Luxembourg Sarl

(8) Owned by Nordson Deutschland GmbH

(9) Owned by Nordson Luxembourg Sarl

(10) Owned by Nordson European Holdings Luxembourg Sarl

(11) Owned by Nordson Benelux S.A./N.V.

(12) Doing business as Nordson Asymtek

(13) Doing business as H.F. Johnston Manufacturing, Inc.

(14) Previously known as Electron Fusion Devices, Inc.

Exhibit 23
NORDSON CORPORATION
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1. Registration Statement (Form S-8 No. 333-167406) pertaining to the Nordson Employees' Savings Trust Plan and Nordson Hourly-Rated Employees' Savings Trust Plan;
2. Registration Statement (Form S-8 No. 33-18309) pertaining to the Nordson Employees' Savings Trust Plan;
3. Registration Statement (Form S-8 No. 33-33481) pertaining to the Nordson Hourly-Rated Employees' Savings Trust Plan;
4. Registration Statement (Form S-8 No. 33-67780) pertaining to the Nordson Corporation 1993 Long-Term Performance Plan; and
5. Registration Statement (Form S-8 No. 333-119399) pertaining to the Nordson Corporation 2004 Long-Term Performance Plan

of our reports dated December 17, 2010, with respect to the consolidated financial statements and schedule of Nordson Corporation and the effectiveness of internal control over financial reporting of Nordson Corporation included in the Annual Report (Form 10-K) for the year ended October 31, 2010.

Ernst & Young LLP

Cleveland, Ohio
December 17, 2010

Exhibit 31.1
Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael F. Hilton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

Date: December 17, 2010

Exhibit 31.2
Certification Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Gregory A. Thaxton, certify that:

1. I have reviewed this Annual Report on Form 10-K of Nordson Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

Date: December 17, 2010

Exhibit 32.1
Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael F. Hilton, president and chief executive officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ MICHAEL F. HILTON

Michael F. Hilton
President and Chief Executive Officer

December 17, 2010

Exhibit 32.2
Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Nordson Corporation (the "Company") on Form 10-K for the year ended October 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory A. Thaxton, vice president, chief financial officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ GREGORY A. THAXTON

Gregory A. Thaxton
Vice President, Chief Financial Officer

December 17, 2010

Executive Officers



Michael F. Hilton
President and
Chief Executive Officer



Gregory A. Thaxton
Vice President,
Chief Financial Officer



John J. Keane
Senior Vice President,
Advanced Technology
Systems



Peter G. Lambert
Senior Vice President,
Adhesive Dispensing
Systems



Douglas C. Bloomfield
Vice President,
Industrial Coating
Systems



Gregory P. Merk
Vice President,
Pacific South Division



Shelly M. Peet
Vice President,
Human Resources and
Chief Information Officer



Robert E. Veillette
Vice President,
General Counsel
and Secretary

Board of Directors



Chairman

Joseph P. Keithley
Chairman, President and
Chief Executive Officer,
Keithley Instruments, Inc.



Lee C. Banks
Vice President and
Operating Officer,
Parker Hannifin
Corporation



Randolph W. Carson
Retired Executive Officer,
Eaton Corporation



Michael F. Hilton
President and
Chief Executive Officer,
Nordson Corporation



David W. Ignat
Consulting Physicist



William P. Madar
Retired Chairman and
Chief Executive Officer,
Nordson Corporation



Michael J. Merriman
Operating Advisor,
Resilience Capital
Partners LLC



Mary G. Puma
Chairman and
Chief Executive Officer,
Axcelis Technologies, Inc.



Victor L. Richey, Jr.
Chairman, President and
Chief Executive Officer,
ESCO Technologies, Inc.



William L. Robinson
Distinguished Professor
of Law, University of the
District of Columbia's
David A. Clarke School
of Law



Benedict P. Rosen
Retired Chairman,
AVX Corporation

Media and Investor Relations Contact
James R. Jaye, Director of Communications and Investor Relations | jim.jaye@nordson.com +1.440.414.5639


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